As confidentially submitted to the Securities and Exchange Commission on February 6, 2018 as Amendment No. 2 to the confidential submission dated December 8, 2017.

This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(Exact name of registrant as specified in its charter)

Taiwan Liposome Company, Ltd.

(Translation of Registrant’s name into English)

Republic of China	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

Republic of China

+886 2 2655 7377

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

George Yeh

TLC Biopharmaceuticals, Inc.

(a wholly-owned subsidiary of the registrant)

432 North Canal Street, #20

South San Francisco, California 94080

(650) 872-8816

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Charles S. Kim Robert W. Phillips James Lu David Peinsipp Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Jacqueline Fu K&L Gates No. 95, Section 2, Dunhua South Road, Da’an District, Taipei City, Taiwan 106 Republic of China +886 2 2326 5125	Bruce K. Dallas Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Justin C. Liang Baker & McKenzie Taipei 15F 168 Dunhua North Road Taipei City, Taiwan 105 Republic of China +886 2 2712 6151

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act:

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common shares, par value NT$10 per common share(3)(4)	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional common shares represented by American Depositary Shares (ADSs) that the underwriters have the option to purchase solely to cover overallotments, if any.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.
(3)	These common shares are represented by ADSs, each of which represents common shares of the Registrant.
(4)	ADSs issuable upon deposit of the common shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333- ) Each ADS represents of our common shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2018

PRELIMINARY PROSPECTUS

                 American Depositary Shares

Representing              Common Shares

We are offering             American Depositary Shares (ADSs). Each ADS represents                  of our common shares. The ADSs may be evidenced by American Depositary Receipts (ADRs). This is the initial public offering of our ADSs. No public market has previously existed for our ADSs. Our common shares are currently listed on the Taipei Exchange. On                 , 2018, the last reported sale price of our common shares on the Taipei Exchange was NT$        per share, or approximately $        per share, based on an exchange rate of NT$        to $1.00. The initial public offering price is expected to be between US$         and US$         per ADS.

We intend to apply to list our ADSs on The Nasdaq Global Market under the symbol “TLC.”

Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in our ADSs in “Risk Factors” beginning on page 12 of this prospectus.

We are an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER ADS	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Taiwan Liposome Company, Ltd. (before expenses)	$	$

(1)	See “Underwriting” beginning on page 175 for additional information regarding total underwriter compensation.

Delivery of the ADSs is expected to be made on or about                 , 2018, which is the third trading day following the first trading day for our ADSs. We have granted the underwriters an option, exercisable at any time through and until one day before the closing date of this offering, to purchase an additional          ADSs at the public offering price, solely to cover over-allotments, if any.

Cantor

CITIC CLSA	H.C. Wainwright & Co.	Janney Montgomery Scott	Laidlaw & Company (UK) Ltd.

The date of this prospectus is                 , 2018.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our ADSs in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ADSs.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

We are a company limited by shares incorporated under the laws of the Republic of China (ROC) and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (SEC), we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently

i

or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (Exchange Act).

Through and including                     , 2018 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We expect to deliver the ADSs against payment for the ADSs on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the third trading day following the first trading day for our ADSs (T+3). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two trading days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade ADSs prior to the trading day before the settlement date will be required, by virtue of the fact that the ADSs initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

ii

ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “TLC,” “the company,” “we,” “us” and “our” refer to (i) Taiwan Liposome Company, Ltd., a company limited by shares organized under the laws of the ROC, and (ii) our subsidiaries, TLC Biopharmaceuticals, Inc., a Delaware corporation, TLC Biopharmaceuticals B.V., a private limited company organized under the laws of the Netherlands, TLC Biopharmaceuticals, (H.K.) Limited, a private limited company organized under the law of Hong Kong, TLC Biopharmaceuticals, (Shanghai) Limited, a private limited company organized under the laws of China, TLC Biopharmaceuticals Pty Ltd., a private limited company organized under the laws of Australia, and TLC Biopharmaceuticals Japan Co., Ltd, a limited company organized under the laws of Japan.

PRESENTATION OF FINANCIAL INFORMATION

We maintain our books and records in New Taiwan dollars, the legal currency of the ROC. Unless otherwise specified, all monetary amounts are in U.S. dollars. All references in this prospectus to “$,” “US$,” “dollars” and “USD” mean U.S. dollars and all references in this prospectus to “NT$” mean New Taiwan dollars. Solely for your convenience, this prospectus contains translations of certain NT dollar amounts into U.S. dollar amounts at specified exchange rates. Except as discussed in the next two sentences, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars in this prospectus were made at a rate of NT$29.64 to $1.00, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2017. NT dollar amounts relating to the estimated fair value per share of all share-based compensation issued to employees and consultants have been calculated based on historical exchange rates used for our accounting purposes. No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

iii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ADSs. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

We are a clinical-stage specialty pharmaceutical company dedicated to the development and commercialization of best-in-class novel nanomedicines that combine our proprietary lipid-assembled drug delivery platform with approved active pharmaceutical ingredients (APIs). We believe that our extensive experience with liposome science allows us to combine onset speed and benefit duration, and to improve API concentrations at target tissues while decreasing unwanted systemic exposures. Our BioSeizer lipid formulation technology enables increased pharmacokinetic (PK) control and local sustained release of APIs at the site of disease or injury and is utilized in our TLC599, TLC399 and TLC590 programs. Our NanoX targeted delivery technology enables prolonged PK profiles and enhanced distribution of liposome-encapsulated APIs at the desired site and is utilized in our TLC178 program. We believe our technologies can be used with a broad range of APIs and enable a simplified and scalable manufacturing process. Because our product candidates use already approved APIs, we are eligible to utilize the streamlined 505(b)(2) regulatory pathway for approval in the United States. We have used our proprietary technology platforms to assemble a diverse product candidate portfolio that targets significant areas of unmet medical need in pain management, ophthalmology and oncology. We anticipate that our four lead product candidates will be in pivotal clinical trials in 2019.

TLC599. Our primary lead product candidate, TLC599, is an intraarticular, or in-joint, injectable BioSeizer formulation of the API steroid dexamethasone sodium phosphate (DSP), which we believe has the potential to become a best-in-class treatment for the management of osteoarthritis (OA) pain. TLC599 is designed to deliver rapid pain relief and to maintain this pain relief for more than three months.

TLC399. Our second product candidate, TLC399, is a BioSeizer formulation of DSP intended as an intravitreal, or in-eye, injection for the treatment of macular edema due to retinal vein occlusion (RVO). In preclinical models, TLC399 achieved therapeutic drug levels in the eye for at least six months after a single administration.

TLC590. Our third product candidate, TLC590, is a BioSeizer formulation of the API ropivacaine, a non-opioid anesthetic, and is in development for post-surgical pain management.

TLC178. Our fourth product candidate, TLC178, uses our NanoX targeted delivery technology with the anticancer drug, vinorelbine tartrate, as the API to treat rhabdomyosarcoma (RMS), a form of soft tissue sarcoma (STS) that most frequently occurs in children. We have received a Rare Pediatric Disease Designation for TLC178 in RMS, which will qualify TLC178 in this indication for priority review in the United States and may result in the granting of a transferable Priority Review Voucher. In parallel with our efforts in RMS, we also plan to initiate clinical trials evaluating TLC178 in other STSs, for which TLC178 has already received an Orphan Drug Designation (ODD) that can potentially provide marketing exclusivity for seven years, and in non-small cell lung cancer (NSCLC).

Our BioSeizer lipid-based formulation platform is our proprietary, lipid-based drug delivery system which can entrap both small molecules and large molecules and then slowly release them. The release profile of encapsulated compounds or proteins can be adjusted by modulating the compositions of lipid components and altering the manufacturing processes. Unlike other extended release formulations based on substances such as poly lactic-co-glycolic acid, BioSeizer formulations allow local injections into sensitive tissues such as the eye or small joints using much smaller gauge needles. Our manufacturing process uses sterile filtration at the near-end stage, rather than an entirely aseptic process from raw material to final product. TLC599, TLC399, and TLC590 utilize our BioSeizer technology.

We believe the advantages of BioSeizer compared to other formulation technologies include:

•	Ability to deliver biologics (such as antibodies) or small molecules;

•	Ability to design the API’s releasing profile;

•	Providing immediate availability of free API;

•	Prolonging the retention time of APIs at the disease site;

•	Reducing the side effects of API due to systemic exposure;

•	Fully biodegradable components; and

•	Protection by composition of matter patents.

Our NanoX lipid formulation platform is our proprietary, next generation liposome technology which we believe can overcome the shortcomings of existing remote loading technologies that can only be applied to a certain class of anticancer compounds. NanoX is a novel drug loading vesicle of small unilamellar (single layered) liposomes of approximately 100nm (±20nm) mean diameter employing a novel combination of counter-ions to create an ionic gradient for active drug loading. We aim to utilize this platform to select APIs that have been widely used in clinical practice with confirmed activity against certain cancers. We believe that NanoX-encapsulated APIs could achieve better toxicity profiles, reduced dosing frequency, and possibly improved efficacy in terms of higher response rate and more durable response due to tissue targeted delivery and prolonged circulation time. We believe NanoX could also be developed as an antibody-conjugated variant for next-generation tissue/cellular targeted delivery. TLC178 utilizes our NanoX technology.

We believe the advantages of NanoX compared to existing remote loading technologies include:

•	More options for payload selection, including vinca alkaloids and camptothecins;

•	Greater stability to support longer shelf-life;

•	Prolonged circulation time by decreased clearance;

•	Efficient particle size (100±20nm) to deliver more payload to the tumor tissue through enhanced permeability and retention (EPR) effect, which takes advantage of the leakiness of new blood vessels that grow to support tumors;

•	Potential for decreased toxicity due to preferential distribution to tumor tissue;

•	Ability to be applied to both small and large molecules;

•	No exposure to organic solvents during the manufacturing process, avoiding potential denaturation of a protein API; and

•	A robust, scalable and replicable manufacturing process.

Our Product Candidate Pipeline

TLC599 is our proprietary BioSeizer formulation of DSP intended for the treatment of OA pain of the knee. TLC599 is designed to deliver rapid pain relief and to maintain this pain relief for more than three months. We are currently conducting a Phase II clinical trial in Australia, in which we have recently completed enrollment of the last patient. We expect to report topline results in the second half of 2018. We expect to file an Investigational New Drug (IND) application for TLC599 in the second quarter of 2018, and assuming successful results from this trial and following an end of Phase II discussion with the U.S. Food and Drug Administration (FDA), we would expect to initiate a pivotal trial in the United States in the first half of 2019.

According to the Arthritis Foundation, there were an estimated 30.8 million OA patients in the United States in 2015, with the number of patients expected to grow as a result of aging, obesity and sports injuries. According to data published in October 2010 by the National Institutes of Health, an estimated 20% of Americans will be over the age of 65 and at an increased risk for OA.

TLC399 is our proprietary BioSeizer formulation of DSP intended as an intravitreal, or in-eye, injection for the treatment of macular edema due to RVO. TLC399 in preclinical models has been shown to provide therapeutic levels of DSP in the eye for at least six months after a single administration. We are currently conducting a Phase I safety trial in Taiwan, as well as a randomized, double-blind Phase II clinical trial in the United States. An interim analysis of the Phase II clinical trial is planned at month six, in the first half of 2019, to evaluate TLC399’s duration of clinical benefit.

RVO is estimated to affect more than 16 million adults worldwide, according to a 2010 study published in the Journal of Ophthalmology.

TLC590 is our additional product candidate within the BioSeizer technology platform, which utilizes the API ropivacaine, a non-opioid anesthetic, and is being developed for post-surgical pain management. We plan to file an IND application for TLC590 in the first half of 2018 and intend to initiate a Phase I/II clinical trial thereafter in the first half of 2018.

Most surgical patients experience post-surgical pain, but less than half of these patients receive adequate pain relief according to a study published in the Journal of Pain. According to the World Bank, approximately 96 million surgical procedures were performed in the United States in 2012.

TLC178 uses our NanoX targeted delivery technology with the anticancer drug, vinorelbine tartrate, as the API to treat RMS. In parallel with our efforts in RMS, we also plan to initiate clinical trials evaluating TLC178 in other STSs, for which TLC178 has already received an ODD that can potentially provide marketing exclusivity for seven years, and in NSCLC. We are currently conducting a Phase I/II dose escalation trial in adults with advanced malignancies. We expect to file an IND application for TLC178 in pediatric RMS in the first half of 2018 and subsequently initiate a pediatric Phase I/II trial in the first half of 2018.

RMS is a rare disease with 350 new cases diagnosed in the United States each year. We have received a Rare Pediatric Disease Designation for TLC178 in RMS, which will qualify TLC178 in this indication for priority review in the United States and may result in the granting of a transferable Priority Review Voucher which can reduce the standard ten-month FDA review time to six months.

Pipeline

Our Management

We were founded in 1997 by Dr. Keelung Hong who also co-founded Hermes Biosciences Inc. (Hermes) in 1998 and served as its Chief Scientific Officer from 1998 to 2005. Dr. Hong is the co-inventor and patent holder of Hermes’ liposomal irinotecan Onivyde. Hermes was acquired by Merrimack Pharmaceuticals, Inc. in 2009 and the Onivyde program was subsequently acquired by Ipsen SA in 2017. Dr. Hong also served as a scientific advisor to Sequus Pharmaceuticals, Inc. (Sequus), which was founded by Dr. Demetrios Papahadjopoulos, a pioneer in liposome development. Sequus was acquired by ALZA Corporation in 1998 after developing its liposomal doxorubicin, Doxil. Dr. Hong has over 35 years of experience in liposome science, accumulated over time at the University of California Berkeley, Stanford University and the Liposome Research Lab at the University of California, San Francisco. Our President, George Yeh, leads our seasoned team. Mr. Yeh also served as the Chief Financial Officer at Hermes from 2002 to 2005.

Our team has over 150 years of collective experience in lipids and other life sciences products and drug development expertise. Their accomplishments include gaining the approval of two generic lipid formulation products marketed in Asia. We are headquartered in Taipei, Taiwan, with offices in Hsinchu, Hong Kong, Leiden, Melbourne, Shanghai, South San Francisco and Tokyo.

Our Strategy

Our strategy is to develop and commercialize highly differentiated liposome-based products for indications associated with high unmet medical needs. Our strategy includes the following key components:

•	Rapidly advance our sustained release product candidates.

•	TLC599 for OA pain. We have recently finished enrollment of our randomized, double-blind, placebo-controlled Phase II trial for knee OA pain and expect topline data in the second half of 2018. We intend to launch pivotal trials in the first half of 2019.

•	TLC399 for retinal diseases. Upon completion of our ongoing randomized, double-blind, dose-finding Phase II clinical trial in RVO (expected in 2019), we plan to conduct a pivotal superiority trial comparing TLC399 to an approved dexamethasone treatment. We are also studying opportunities to develop TLC399 in other indications, including diabetic macular edema (DME).

•	TLC590 for post-surgical pain. We concluded a pre-IND meeting with the FDA in July 2017 and anticipate filing an IND application in the first half of 2018 and initiating a Phase I/II clinical trial in the first half of 2018.

•	Rapidly advance our targeted delivery product candidates. We are currently conducting a Phase I/II dose escalation trial of TLC178 in adult patients with advanced malignancies. We expect to file an IND application for TLC178 in pediatric RMS in the first half of 2018 and subsequently initiate a pediatric Phase I/II clinical trial in the first half of 2018. We also intend to initiate clinical trials in other indications such as NSCLC and STS.

•	Selectively pursue additional indications. We will continue to focus on opportunities where existing pharmacotherapy poses (i) suboptimal tradeoffs in speed of onset versus duration of effect or (ii) inadequate delivery with undesirable systemic exposure.

•	Continue to leverage our proprietary technology. We plan to sustain our leadership position in the development of complex liposomal drugs and provide best-in-class solutions using our proprietary sustained release and/or targeted delivery technologies.

•	Take advantage of opportunities for streamlined regulatory approval. We intend to focus our research and development on product candidates that are eligible for the streamlined 505(b)(2) regulatory pathway. Each of TLC599, TLC399, TLC590 and TLC178 is a 505(b)(2) candidate.

•	Expand our pipeline. We intend to identify additional opportunities for our extensive library of over 50 formulated discovery compounds to be considered for preclinical development, with the aim of submitting at least one new IND application every 18 months.

•	Continue to expand our global market. We plan to continue to increase our global market opportunities by expanding our presence in other countries, particularly in China, including Hong Kong and Macau.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ADSs. Among these important risks are the following:

•	we have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future;

•	we currently do not generate significant revenue and may never be profitable;

•	we are a clinical-stage company and will require additional capital beyond this offering, including prior to completing pivotal clinical trials for filing for regulatory approval for, or commercializing any of, our product candidates;

•	our success is dependent on the successful development, regulatory approval and commercialization of our product candidates, none of which have yet reached pivotal clinical development;

•	we rely on third parties to manufacture and conduct the clinical trials of our product candidates, which could delay or limit their future development or regulatory approval;

•	we currently do not have the infrastructure to commercialize any of our product candidates if such products receive regulatory approval;

•	we may be unable to adequately maintain and protect our proprietary intellectual property assets, which could impair our commercial opportunities;

•	the rights of our shareholders differ from the rights typically offered to shareholders of a U.S. corporation;

•	we may be classified as a passive foreign investment company in any taxable year and U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences as a result; and

•	we qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and frequent disclosures than those of a U.S. domestic public company.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) (a) the last day of the fiscal year following the fifth anniversary of the closing of this offering, (b) the last day of the fiscal year in which our annual gross revenue is $1.07 billion or more, or (c) the date on which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Corporate Information

We were incorporated in Taiwan as Taiwan Liposome Company, Ltd. in November 1997, under the Company Act of the ROC. Our principal office is located 11F-1, No. 3 Yuanqu Street, Nangang District, Taipei City 11503, Taiwan, Republic of China and our telephone number is +886 2 2655 7377. Our website address is www.tlcbio.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this prospectus.

We have filed for trademark registrations with the U.S. Patent and Trademark Office (USPTO) for NanoX™, Doxisome™, Nano X™ and tlc Taiwan Liposome Company™. Our BioSeizer™ trademark is currently under examination. This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The Offering

ADSs offered by us	ADSs, each representing common shares

Common shares to be outstanding immediately after this offering	common shares (or common shares if the underwriters exercise in full their option to purchase an additional ADSs)

Over-allotment option	We have granted the underwriters an option, exercisable at any time through and until one day before the closing date of this offering, to purchase up to an additional ADSs from us at the closing, solely to cover over-allotments, if any.

American Depositary Shares	Each ADS represents common shares, par value NT$10 per common share. You will have the rights of an ADS holder or beneficial owner (as applicable) as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of our ADSs, see “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	JPMorgan Chase Bank, N.A.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $ based on the assumed initial public offering price of $ per ADS. We currently expect to use the net proceeds from this offering to fund the clinical development of our BioSeizer and NanoX technologies and new and other ongoing research and development activities, working capital and other general corporate purposes, which may include the hiring of additional personnel, capital expenditures and the costs of operating as a public company. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Proposed Nasdaq Global Market symbol	“TLC”

The number of common shares that will be outstanding after this offering is based on 56,199,034 common shares outstanding as of December 31, 2017 and excludes:

•	3,513,057 common shares issuable on the exercise of stock options outstanding as of December 31, 2017 under our equity incentive plans, at a weighted-average exercise price of NT$239 per common share; and

•	50,000 shares of restricted stock authorized for issuance pursuant to future awards under our equity incentive plans.

Except as otherwise noted, the information in this prospectus assumes the following:

•	that the initial public offering price of our ADSs is $ per ADS, the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods and as of the date indicated. The summary consolidated comprehensive income statement data for the years ended December 31, 2016 and 2017 and the summary consolidated balance sheet data as of December 31, 2017 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Exchange Rate Information” and our consolidated financial statements included elsewhere in this prospectus.

	Year ended December 31,
	2016		2017		2017
	(in thousands, except share and per share data)
Summary Consolidated Comprehensive Income Statement Data:
Operating revenue	NT$	41,674	NT$	49,635	US$	1,675
Operating expenses
General and administrative expenses		(141,494)		(134,869)		(4,550)
Research and development expenses		(736,878)		(813,252)		(27,438)
Other income and expenses		5,575		21,148		713
Operating loss		(831,123)		(877,338)		(29,600)
Non-operating income and expenses		7,370		4,327		147
Loss before income tax		(823,753)		(873,011)		(29,453)
Income tax expense		(563)		(951)		(32)
Net loss		($824,316)		($873,962)		($29,485)

Loss attributable to Owners of the parent		($824,316)		($873,962)		($29,485)

Loss per share of common stock
Basic and diluted loss per share (in dollars)		($14.89)		($15.75)		($0.53)

Weighted-average shares used in computing basic and diluted loss per share of common stock		55,361,000		55,489,000		55,489,000

	As of December 31, 2017
	Actual		Actual		As Pro Forma Adjusted(1)	As Pro Forma Adjusted(1)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	NT$	951,713	US$	32,109	NT$	US$
Total assets		1,262,539		42,596
Total current liabilities		193,054		6,513
Total non-current liabilities(2)		82,201		2,773
Total liabilities		275,255		9,286
Total equity		987,284		33,310
Total liabilities and equity		1,262,539		42,596

(1)

Each US$1.00 increase (decrease) in the assumed initial public offering price of $        per ADS would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total assets, total liabilities and equity by US$        million (NT$            ), assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. An increase (decrease) of 1.0 million shares in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total assets and total liabilities and equity by US$ million (NT$ ), assuming the assumed initial public offering price per ADS remains the same, and after deducting the estimated underwriting discounts and commissions. This as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Included in total non-current liabilities is NT$66,177 (US$2,233) in long-term borrowings and NT$4,000 (US$135) in finance lease liabilities.

RISK FACTORS

An investment in our ADSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our ADSs. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our ADSs could decline, and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and stock price.

Risks Related to Our Financial Condition and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company and are focused primarily on developing product candidates based on our proprietary lipid formulation platform, including, our primary lead product candidate, TLC599. In addition, as an early stage company, we have limited experience and have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will not demonstrate adequate effectiveness in the targeted indication or an acceptable safety profile, gain regulatory approval or become commercially viable. All of our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We are not profitable and have incurred significant net losses in each year since our inception, including net losses of NT$824.3 million and NT$874.0 million (US$29.5 million) for fiscal years 2016 and 2017, respectively. As of December 31, 2017, we had an accumulated deficit of NT$874.1 million (US$29.5 million).

We have devoted substantially all our financial resources to developing our technology platforms and our product candidates, including pre-clinical development activities and clinical trials. As a result of the foregoing, we expect to continue to incur significant and increasing losses and negative cash flows for the foreseeable future. We expect to continue to incur substantial and increased expenses as we expand our development activities and advance our clinical programs, particularly with respect to our planned clinical development for TLC599, TLC399, TLC590 and TLC178, which we expect to be in pivotal clinical trials by 2019. If our product candidates are not successfully developed or commercialized because of lack of capital to fund our losses or otherwise, or if we incur insufficient revenue following marketing approval, we will not achieve profitability and our business may fail. Even if we successfully obtain regulatory approval to market our product candidates in the United States, our revenue is also dependent upon the size of the markets outside of the United States, as well as our ability to obtain market approval and achieve commercial success.

We currently do not generate significant revenue and may never be profitable.

We do not anticipate generating revenue from sales of our proprietary product candidates for the foreseeable future, if ever. Our ability to generate future revenue from branded product sales and ultimately achieve profitability depends on our success in:

•	completing clinical development of TLC599, as well as advancing clinical development of our other product candidates;

•	obtaining regulatory approval for TLC599, as well as our other product candidates; and

•	launching and successfully commercializing any product candidates for which we receive regulatory approval, either by building our own targeted sales force or by collaborating with third parties.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of increased expenses, when, or if, we will begin to generate revenue from branded product sales, or when, or if, we will be able to achieve or maintain profitability. In addition, our expenses could increase beyond expectations if we are required by the FDA to perform studies in addition to those that we currently anticipate or if such studies are larger, take longer or are otherwise more expensive to conduct than we expect.

Even if one or more of our product candidates is approved for commercial sale, to the extent we do not engage a third-party collaborator, we anticipate incurring significant costs associated with commercializing any approved product candidate. Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

If we fail to obtain additional financing, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive and we have consumed substantial amounts of capital since inception. To date, we have financed our operations through government subsidies, sales related to our generic products, collaboration payments and the sale of equity securities and debt. We do not expect revenues from product sales or potential licensing transactions to be sufficient to offset our development expenses, particularly as we advance our clinical programs, including TLC599.

We estimate that the net proceeds from this offering will be approximately NT$        million (US$        million), assuming an initial public offering price of $        per ADS (based upon the closing price of our shares of NT$         per share on the TPEx on                         , 2018) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As of December 31, 2016, we had cash and cash equivalents of approximately NT$1.8 billion and working capital of NT$1.7 billion. Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital requirements for at least the next 24 months. Regardless of our expectations as to how long our net proceeds from this offering will fund our operations, changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate. For example, our clinical trials may encounter technical, enrollment or other difficulties that could increase our development costs more than we expect. In addition, in connection with our strategic alliance with Jixi Biotechnology Partners (Jixi), Jixi has the right, under certain conditions, to require that we buy back any or all of the TLC Biopharmaceuticals (H.K.) Limited (TLCHK) shares then held by Jixi. We cannot be certain that we will have sufficient cash resources to meet such obligation if triggered without seeking additional funding or delaying or terminating certain of our then ongoing clinical development activities. In any event, we will require additional capital prior to completing pivotal clinical trials for filing for regulatory approval for, or commercialization of, TLC599, TLC399, TLC590, TLC178 or any of our other product candidates.

Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	significantly delay, scale back or discontinue the development or commercialization of our product candidates;

•	seek corporate partners for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;

•	relinquish or license on unfavorable terms, our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves; or

•	significantly curtail or cease operations.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing development and commercialization efforts, which will have an adverse effect on our business, operating results and prospects.

We may sell additional equity or debt securities to fund our operations, which may result in dilution to our shareholders and holders of our ADSs and impose restrictions on our business.

In order to raise additional funds to support our operations, we may sell additional equity or debt securities, which could adversely impact our existing shareholders and new investors participating in this offering, as well as our business. The sale of additional equity or convertible debt securities would result in the issuance of additional shares of our capital stock and dilution to all of our shareholders and holders of our ADSs. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

We have relied on Taiwan government funding, which could require us to take action with respect to our technology or patents that may not be in our best interest and which, if lost or reduced, could have an adverse effect on our research and development.

We have relied on government research grants for a portion of our funding, including grants awarded by the Institute for Information Industry (Institute) on behalf of the Taiwan Ministry of Economic Affairs (MOEA) with respect to TLC399. As of December 31, 2017, we had been awarded a total of approximately NT$48.5 million (US$1.6 million) in grants pursuant to these programs. Under the terms of our government grants, we retain all right, title and interest in any research and development achievements (R&D Achievements) with respect to the applicable program, but are subject to certain limitations, including, among others, restrictions on the manufacture or use of the relevant R&D Achievement outside of Taiwan within two years after the creation of such achievement, unless otherwise approved by the MOEA or allowed under relevant regulations. Additionally, the Institute has the right to obtain non-transferable and non-exclusive use rights over the relevant R&D Achievements without additional payment if the Institute deems doing so to be in the interest of the nation or socially beneficial. The Institute and MOEA may both also require us to license the relevant R&D Achievements to a third party in the event that we either: (a) fail to implement the R&D Achievements during a reasonable period without a reasonable justification and a third party has requested a license by offering reasonable business terms but was not able to reach an agreement with us during the foregoing period or (b) we implement R&D Achievements in a manner that obstructs environmental protection, public safety or public health and is disciplined by relevant authorities, even if we determine that such actions are not in our best interest.

Funding of government grants is subject to government appropriation and all of our government contracts contain provisions making them terminable if there is a cut in government funding. The government could terminate, reduce or delay the funding under any of our grants at any time. There is no assurance that we will receive funding of any grants that we may be awarded, or that we will be able to secure additional grant funding. In the event we are not successful in obtaining any new government grants or if existing grants are not ultimately funded or extended, or we are required to repay such grants, our research and development efforts could be adversely affected. Additionally, if we obtain any new government grants, the terms of such additional grants may further restrict our research and development or intellectual property ownership flexibility.

We expect to take advantage of a Research & Development Incentive program in Australia, which could be amended or changed.

We expect to receive a financial incentive from the Australian government as part of its tax incentive program in 2018. The research and development tax incentive is one of the key elements of the Australian government’s support for Australia’s innovation system and, if eligible, provides the recipient with a 43.5% refundable tax offset for research and development activities. There have been recent proposals to change the structure of the innovation and research and development funding landscape in Australia, which may impact the research and development tax incentive receivable for the 2018 financial year, including proposals to cap the total refundable payments to Australian $2.0 million (US$1.6 million) on an annual basis. There can be no assurance that we will qualify and be eligible for such incentives or that the Australian government will continue to provide incentives, offset, grants and rebates on similar terms or at all.

Risks Related to Clinical Development and Regulatory Approval

We are heavily dependent on the success of TLC599, as well as TLC399, TLC590 and TLC178, which are in later stages of development than our other product candidates. We cannot give any assurance that any of TLC599, TLC399, TLC590 or TLC178 will successfully complete clinical development or receive regulatory approval, which is necessary before they can be commercialized.

Our business and future success is substantially dependent on our ability to successfully develop, obtain regulatory approval for and successfully commercialize our primary lead product candidate, TLC599, and to a lesser extent, TLC399, TLC590 and TLC178. Any delay or setback in the development of any of our product candidates, but particularly TLC599, could adversely affect our business and cause the price of our ADSs or common shares to decline. Should our planned clinical development of our more advanced product candidates fail to be completed in a timely manner or at all, we will need to rely on our other product candidates, which are at an earlier development stage and will require additional time and resources to obtain regulatory approval and proceed with commercialization. We cannot assure you that our planned clinical development for TLC599 will be completed in a timely manner, or at all, or that we will be able to obtain approval for any of our product candidates from the FDA or any foreign regulatory authority.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Failure can occur at any stage of clinical development. We have never conducted a pivotal clinical trial for our proprietary product candidates or submitted a New Drug Application (NDA) or a Biologics License Application (BLA) to the FDA or similar drug approval filings for non-generics to comparable foreign authorities.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of subsequent clinical trials.

Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Based upon negative or inconclusive results, we or any potential future collaborator may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Our future clinical trial results may not be successful.

If any product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business may be materially harmed. For example, if the results of our ongoing Phase II clinical trial of TLC599 in OA our planned Phase I/II clinical trial of TLC590 in post-surgical pain, our Phase II clinical trial of TLC399 in macular edema, our ongoing Phase I/II clinical trial of TLC178 in advanced cancers or any other clinical trials for these product candidates demonstrate unexpected safety findings or do not achieve the primary efficacy endpoints, the prospects for approval of these product candidates, as well the price of our ADSs and common shares and our ability to create shareholder value would be materially and adversely affected.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the dropout rate among clinical trial participants. For example, we could be required to use a primary endpoint in Phase III clinical trials that is different from endpoints in our Phase II clinical trials, which could result in negative or less compelling efficacy results in pivotal trials despite promising results in Phase II trials. We do not know whether any future clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates. If we are unable to bring any of our current or future product candidates to market, our ability to create long-term shareholder value will be limited.

Delays in clinical trials are common and have many causes, and any delay could result in increased costs to us and jeopardize or delay our ability to obtain regulatory approval and commence product sales.

We may experience delays in clinical trials of our product candidates. Our planned clinical trials may not begin on time, have an effective design, enroll a sufficient number of patients, or be completed on schedule, if at all. Our clinical trials can be delayed for a variety of reasons, including:

•	inability to raise funding necessary to initiate or continue a trial;

•	delays in obtaining regulatory approval to commence a trial;

•	delays in reaching agreement with the FDA or other regulatory authorities on final trial design;

•	imposition of a clinical hold for safety reasons or following an inspection of our clinical trial operations or trial or manufacturing sites by the FDA or other regulatory authorities;

•	delays in reaching agreement on acceptable terms with prospective contract research organizations (CRO) and clinical trial sites;

•	delays in obtaining required institutional review board (IRB) approval at each site;

•	delays in recruiting suitable patients to participate in a trial;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical sites dropping out of a trial to the detriment of enrollment;

•	time required to add new clinical sites; or

•	delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials.

We could also experience delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted, any data monitoring committee for such trial, or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of clinical trial operations or trial or manufacturing sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed. In addition, any delays in completing our clinical trials will increase our costs and slow down our product development and approval process. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval for our product candidates.

Because we have multiple product candidates in our clinical pipeline and are considering a variety of target indications, we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must focus on research and development efforts on those product candidates and specific indications that we believe are the most promising. As a result, we may forego or delay pursuit of opportunities with other product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. We may in the future spend our resources on other research programs and product candidates for specific indications that ultimately do not yield any commercially viable products. For example, one component of our business strategy is to identify additional opportunities for our extensive library of over 50 formulated discovery compounds. However, these compounds have not been proven and we cannot assure you that they will be viable candidates for preclinical development or that our estimates for the speed of development and resultant pipeline will prove accurate. In addition, the costs, time and resources required to successfully move these compounds into development may be greater than our estimates. Moreover, we have no experience to date developing product candidates at the rate that we intend to pursue. Furthermore, if we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

If the FDA does not conclude that TLC599, TLC590, TLC178 or TLC399 satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for these products under Section 505(b)(2) are not as we expect, the approval pathway for any or all of TLC599, TLC590, TLC178 or TLC399 will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in any case may not be successful.

We intend to seek FDA approval through the Section 505(b)(2) regulatory pathway for TLC599, TLC590, TLC178 and TLC399. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act (FDCA) or Section 505(b)(2). Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference.

If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur in respect of TLC599, TLC590, TLC178 or TLC399, the time and financial resources required to obtain FDA approval, and complications and risks associated with TLC599, TLC590, TLC178 and TLC399, respectively, would likely substantially increase. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market faster than our product candidates, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that TLC599, TLC590, TLC178 or TLC399 will receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2).

Our product candidates based on our NanoX platform represent a novel approach to cancer treatment, which could result in delays in clinical development, heightened regulatory scrutiny, delays in our ability to achieve regulatory approval or commercialization, or market acceptance by physicians and patients of our product candidates.

Our product candidates developed through our NanoX platform, which is a novel drug loading vesicle of small unilamellar (single layered) liposomes employing a novel combination of counter-ions to create an ionic gradient for active drug loading, will represent a departure from more commonly used methods for cancer treatment, and therefore carry heightened development risks. To develop our NanoX platform, we must successfully demonstrate that NanoX encapsulated payloads have better toxicity profiles than the widely available treatments upon which they are based. The need to further develop or modify in any way the protocols related to our product candidates to demonstrate safety or efficacy may delay the clinical program, regulatory approval or commercialization. Unexpected safety and tolerability concerns may arise during the development process.

In addition, potential patients and their doctors may be inclined to use conventional standard-of-care treatments rather than enroll patients in any future clinical trial or use our product candidates commercially once approved. This may have a material impact on our ability to generate revenues from our product candidates. Further, given the novelty of the administration of our product candidates, hospitals and physicians may prefer traditional treatment methods, may be reluctant to adopt the use of our products or may require a substantial amount of education and training, any of which could delay or prevent acceptance of our products by physicians and patients and materially hinder successful commercialization of our product candidates.

Even though we have obtained orphan drug designation for TLC178 in STS and a Rare Pediatric Disease Designation for TLC178 in RMS, we may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity, or with Rare Pediatric Disease Designation.

Regulatory authorities in some jurisdictions, including the United States, Taiwan and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. The FDA has granted orphan drug status to TLC178 for the treatment of patients with STS in the United States. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA, the ROC Food and Drug Administration (RFDA), or the European Medicines Agency (EMA) from approving another marketing application for the same drug for that time period. We can provide no assurance that another drug will not receive marketing approval prior to our product candidates. The applicable period is seven years in the United States and ten years in Taiwan and the European Union, which may be extended to twelve years in the European Union in the case of product candidates that have complied with an EMA-agreed upon pediatric investigation plan. The exclusivity period in the European Union can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA, the RFDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, even after a drug is granted orphan exclusivity and approved, the FDA or the RFDA can subsequently approve another drug for the same condition before the expiration of the seven or ten year exclusivity period if the FDA or the RFDA, respectively, concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, the EMA may deny marketing approval for a product candidate if it determines such product candidate is structurally similar to an approved product for the same indication.

Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process. Also, regulatory approval for any product candidate may be withdrawn, and other product candidates may obtain approval before us and receive orphan drug exclusivity, which could block us from entering the market. Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the candidate from competition because different drugs can be approved for the same condition before the expiration of the orphan drug exclusivity period.

TLC178 has been granted by the FDA a Rare Pediatric Disease Designation in RMS, qualifying us for a chance to receive a Priority Review Voucher that can significantly shorten the marketing application review period from over ten months to just six months; however, the receipt of any of this designation may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA.

Our product candidates may cause adverse events or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.

Adverse events (AEs) caused by our product candidates or other potentially harmful characteristics of our product candidates could cause us, other reviewing entities, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval. If drug-related serious adverse events (SAEs) are observed in any of our clinical trials, our ability to obtain regulatory approval for our product candidates may be adversely affected. For example, in our ongoing Phase I clinical trial with TLC399 in five evaluable patients with macular edema due to RVO, 19 treatment-related AEs were reported, all for eye-related side effects of mild to moderate intensity, with two subjects experiencing treatment-related SAEs due to intraocular pressure elevation, a known side effect of dexamethasone sodium phosphate or other steroid treatment in this indication.

Further, if any of our approved products cause serious or unexpected side effects after receiving market approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product or impose restrictions on its distribution in the form of a modified Risk Evaluation and Mitigation Strategy;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•	we may be required to change the way the product is administered or conduct additional clinical studies;

•	we could be sued and held liable for harm caused to patients; or

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing our product candidates.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For example, we cannot guarantee that our ongoing Phase I/II or Phase II clinical trials will be sufficient to allow subsequent pivotal clinical development or that the FDA will not require additional or different clinical trials prior to initiating pivotal clinical development of TLC599 or that the required primary endpoints in pivotal clinical trials will be different than those in Phase II trials.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design, scope or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA, BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may change significantly in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market our product candidates, which would harm our business, results of operations and prospects significantly.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could harm the commercial prospects for our product candidates. For example, we believe that, to the extent our clinical development of TLC599 continues to focus on knee OA, any initial indication of TLC599 would be limited to the treatment of knee OA, as opposed to the treatment of OA generally. If an initial indication is limited to knee OA, we would likely need to conduct additional clinical trials in order to market TLC599 for other indications and expand its market potential.

We have not previously submitted an NDA, BLA or any similar drug approval filing to the FDA or any comparable foreign authority for any non-generic product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenue will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval. If the markets for patients or indications that we are targeting are not as significant as we estimate, we may not generate significant revenue from sales of such products, if approved.

Even if we obtain regulatory approval for our product candidates, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if we obtain regulatory approval in the United States, the FDA may still impose significant restrictions on the indicated uses or marketing of our product candidates, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Our product candidates, if approved, will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, record-keeping and reporting of safety and other post-market information. The holder of an approved NDA or BLA is obligated to monitor and report AEs and any failure of a product to meet the specifications in the NDA or BLA, as applicable. The holder of an approved NDA or BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, manufacturers of drug products and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices (cGMP) and adherence to commitments made in the NDA. If we or a regulatory agency discovers previously unknown problems with a product, such as AEs of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of a product candidate, a regulatory agency may:

•	issue a warning letter asserting that we are in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending NDA or supplements to an NDA submitted by us;

•	seize product; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and generate revenue.

Even if we obtain FDA approval for our product candidate in the United States, we may never obtain approval to commercialize our product candidates outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for us and require additional non-clinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Other than our generic products, we do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approval in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for TLC599 as a therapy for knee OA, physicians may nevertheless use our product for their patients in a manner that is inconsistent with the approved label, potentially including as an injection in other joints. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

If we fail to develop, acquire or in-license other product candidates or products, our business and prospects will be limited.

Our long-term growth strategy is to develop, acquire or in-license and commercialize a portfolio of product candidates in addition to TLC599 and our other existing product candidates. We are using our proprietary technology platform to assemble product candidates that target areas of unmet medical need in pain management, ophthalmology and oncology. Our business depends not only on our ability to successfully develop, obtain regulatory approval for and commercialize the limited number of internal product candidates we currently have in preclinical and clinical development, but to continue to generate product candidates through our platform. Even if we are successful in continuing to build our pipeline, any additional product candidates may not be suitable for clinical development, including as a result of harmful side effects, manufacturing issues, limited efficacy or other characteristics that indicate that they are unlikely to be products that will succeed in clinical development, receive marketing approval or achieve market acceptance. If we cannot validate our technology platform by successfully developing and commercializing product candidates based on our approach, we may not be able to obtain product, licensing or collaboration revenue in future periods, which would adversely affect our business, prospects, financial condition and results of operations.

Generating new product candidates or identifying, selecting and acquiring or licensing promising product candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual development, acquisition or license of a particular product candidate, potentially resulting in a diversion of our management’s time and the expenditure of our resources with no resulting benefit. If we are unable to add additional product candidates to our pipeline, our long-term business and prospects will be limited.

Risks Related to Our Reliance on Third Parties

If our strategic alliance with Jixi is not successful or if we fail to realize the benefits we anticipate from such strategic alliance, we may not be able to capitalize on the full market potential of our products in China, including Hong Kong and Macau with certain exceptions (the China Territory).

We have entered into a strategic alliance with Jixi relating to the commercialization of our products and product candidates, if approved, including, but not limited to, TLC599, TLC399 and TLC178, in the China Territory through our subsidiary, TLCHK. While TLCHK is obligated to use commercially best efforts to commercialize our products and product candidates in the China Territory, we have limited contractual rights to direct its activities. In addition, while we currently retain a majority of the voting equity in TLCHK, the right to designate two of three board seats, and other contractual rights with respect to TLCHK, Jixi has the right to acquire up to a majority ownership stake in TLCHK, which would result in Jixi gaining the right to designate two of the three board seats, greatly reducing our ability to influence the commercialization efforts and other operations of TLCHK. In general, our joint venture with Jixi subjects us to a number of related risks including:

•	TLCHK may not commit sufficient resources to the marketing and distribution of our products in the China Territory;

•	TLCHK may infringe the intellectual property rights of third parties, which may expose us to litigation and other potential liability;

•	disputes may arise among TLCHK, Jixi and us that result in the delay or termination of the commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•	TLCHK may not provide us with timely and accurate information regarding commercialization status or results, which could adversely impact our ability to manage our own commercialization efforts, accurately forecast financial results or provide timely information to our shareholders regarding our commercialization efforts in the China Territory.

While we believe that our board representation, voting rights and other contractual rights with respect to TLCHK will serve to mitigate some of these risks so long as we maintain majority control of the board and outstanding shares, we may have disagreements with the other director and Jixi that could impair our ability to influence TLCHK to act in a manner that we believe is in the best interests of our company. This may be further exacerbated in the event Jixi obtains control over TLCHK. Moreover, even if we maintain control over TLCHK, we will have limited ability to fund our operations with cash flows from TLCHK’s commercialization of our products in the China Territory because our shareholders’ agreement with Jixi limits our ability to access cash held by TLCHK. Accordingly, we may not have access to cash flows generated from the commercialization of our products in the China Territory directly. Likewise, if Jixi exercises its rights to acquire additional shares of TLCHK, the proceeds would be received by TLCHK in exchange for newly issued shares and we may not be able to access the funds for our own operations. Because we are not entitled to milestone or royalty payments with respect to our products and product candidates in the China Territory, our ability to access cash flows from our joint venture with Jixi and from the commercialization of our products in the China Territory may be limited to an acquisition of TLCHK or our ability to sell our shares in TLCHK to third parties, neither of which is in our control. In addition, upon certain events, Jixi may have the right to require us to buy back some or all of the TLCHK shares then held by Jixi. If we are required to purchase Jixi’s shares in TLCHK, it could have a material negative impact on our cash position and ability to continue our own operations. If Jixi does not exercise its rights to acquire additional shares of TLCHK and TLCHK is unable to access alternative sources of capital, we may be required to make additional investments in TLCHK in order for TLCHK to continue its operations and successfully commercialize our products in the China Territory, which would negatively impact our own cash resources.

The terms of our joint venture do not restrict TLCHK from independently developing, or developing with third parties, products that compete directly or indirectly with our products or product candidates so long as the competing products or product candidates use a different API. If TLCHK undertakes such competitive development or commercialization efforts, it could negatively impact TLCHK’s efforts in respect of commercialization efforts for our products and harm the market potential of our products, particularly if Jixi believes that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than under the joint venture with us. In addition to TLCHK’s exclusive right to commercialize our current products and product candidates in the China Territory, for so long as we continue to hold a certain minimum percentage of the equity interests in TLCHK, TLCHK will have the option, without further consideration, to obtain exclusive commercialization rights in the China Territory to any future product candidates we develop. As a result, our ability to enter into collaboration or out-licensing agreements with third parties may be limited because we will not be able to grant such parties exclusive worldwide rights to commercialize any of our current or future product candidates. We may also spend material amounts of time and money to develop new product candidates and our shareholders may not realize any additional value from such efforts with respect to the China Territory outside of our remaining ownership stake in TLCHK.

We cannot assure that our strategic alliance with Jixi will be approved by the Taiwanese Investment Commission or that the ROC government will not disagree with our position that the transactions contemplated by the strategic alliance do not require approval under the ROC Act and its regulations.

In the opinion of our Taiwanese counsel, K&L Gates, the closing of the transactions contemplated by the strategic alliance will not require a prior approval from the ROC regulatory agencies, but it will require a post-closing filing with the Taiwanese Investment Commission, the Ministry of Economic Affairs. We cannot assure you that the post-closing filing will be approved by the Investment Commission. If the Taiwanese Investment Commission does not approve our filing, it may request us to rescind the transactions related to the strategic alliance agreement. In addition, our Taiwanese counsel is of the opinion that unless otherwise stated therein, the performance of our obligations contemplated by Shareholders’ Agreement and the Commercialization Agreement, which we entered into in connection with the strategic alliance, does not require us to apply for approval under the ROC Act and its regulations. However, substantial uncertainties remain as to the interpretation and application of the ROC Act and its regulations, and we cannot assure you that the ROC government may not take a view contradictory to our Taiwanese counsel and hold us in violation of the ROC Act for failure to obtain such approval. In such a case, we may be subject to an administrative fine of not less than NT$50 thousand but not more than NT$25 million, or in addition thereto, an order that the violation shall be terminated or rectified within a specified time limit. Failure to terminate or rectify by the expiration of the aforementioned time limit may be punished with consecutive fines.

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with FDA laws and regulations regarding current good clinical practice (GCP) which are also required by the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities in the form of International Conference on Harmonization guidelines for all of our products in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over their actual performance. In addition, portions of the clinical trials for our product candidates are expected to be conducted outside of Taiwan, which will make it more difficult for us to monitor CROs and perform visits of our clinical trial sites and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials and compliance with applicable regulations, including GCP. Failure to comply with applicable regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

Some of our CROs have an ability to terminate their respective agreements with us if, among other reasons, it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated. If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our preclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Consequently, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase substantially and our ability to generate revenue could be delayed significantly.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely completely on third parties to manufacture our preclinical and clinical drug supplies, and we intend to rely on third parties to produce commercial supplies of any approved product candidate.

If we were to experience an unexpected loss of supply of our product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, clinical trials. Although we own the equipment used by our third-party manufactures, we do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit an NDA to the FDA. While we work closely with our third-party manufacturers on the manufacturing process for our product candidates, including quality audits, we generally do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with cGMP regulatory requirements and for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which could take several years and would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that we use to manufacture our product candidates and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a contract manufacturer or other third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates.

We expect to continue to depend on contract manufacturers or other third-party manufacturers for the foreseeable future. Other than an agreement with Hospira Australia Pty Ltd with respect to TLC178, we have not entered into long-term commercial supply agreements with our current contract manufacturers or with any alternate fill/finish suppliers. Although we intend to do so prior to any commercial launch of our product candidates, if approved by the FDA, in order to ensure that we maintain adequate supplies of finished drug product, we may be unable to enter into such an agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business, including delaying a product launch or subjecting our commercialization efforts to significant supply risk. Even if we are able to enter into additional long-term agreements with manufacturers for commercial supply on reasonable terms, we may be unable to do so with sufficient time prior to the launch of our product candidates, which would expose us to substantial supply risk and potentially jeopardize our launch.

Manufacturing issues may arise that could increase product and regulatory approval costs or delay commercialization.

As we scale up manufacturing of our product candidates and conduct required stability testing, product, packaging, equipment and process-related issues may require refinement or resolution in order to proceed with our planned clinical trials and obtain regulatory approval for commercial marketing. In the future, we may identify impurities, which could result in increased scrutiny by the regulatory agencies, delays in our clinical program and regulatory approval, increases in our operating expenses, or failure to obtain or maintain approval for our product candidates.

Risks Related to Commercialization of Our Product Candidates

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, healthcare payors, patients and the medical community.

Even if we obtain regulatory approval for our product candidates, the product may not gain market acceptance among physicians, healthcare payors, patients and the medical community, which is critical to commercial success. Market acceptance of any product candidate for which we receive approval depends on a number of factors, including:

•	the efficacy and safety as demonstrated in clinical trials;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which the product candidate is approved;

•	acceptance by physicians, the medical community and patients of the product candidate as a safe and effective treatment and also the willingness of physicians to prescribe a drug based on an API that is less familiar to them than other drug API;

•	the convenience of prescribing and initiating patients on the product candidate;

•	the potential and perceived advantages of such product candidate over alternative treatments;

•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects; and

•	the effectiveness of sales and marketing efforts.

For example, the steroid dexamethasone sodium phosphate, the API in TLC599, is not as commonly administered as traditional steroids for knee OA. If our product candidates are approved but fail to achieve an adequate level of acceptance by physicians, healthcare payors, patients and the medical community, we will not be able to generate significant revenue, and we may not become or remain profitable. In addition, even if any of our product candidates gain acceptance, the markets for the treatment of patients with our target indications may not be as significant as we estimate.

Guidelines and recommendations published by various organizations can reduce the use of our product candidates.

Government agencies promulgate regulations and guidelines directly applicable to us and to our product candidates. In addition, professional societies, such as the American Academy of Orthopedic Surgeons, practice management groups, private health and science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the healthcare and patient communities. Recommendations of government agencies or these other groups or organizations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Recommendations or guidelines suggesting the reduced use of our product candidates or the use of competitive or alternative products as the standard of care to be followed by patients and healthcare providers could result in decreased use of our product candidates.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any revenue.

Although we intend to establish a targeted sales and marketing organization to promote any approved products in the United States, we currently have no such organization or capabilities, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any products that may be approved, we must build sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We may enter into strategic partnerships with third parties to commercialize our product candidates outside of the United States.

To date, we have not entered into any strategic partnerships for any of our product candidates. We face significant competition in seeking appropriate strategic partners, and these strategic partnerships can be intricate and time consuming to negotiate and document. We may not be able to negotiate strategic partnerships for territories outside of the United States on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any strategic partnerships outside of the United States because of the numerous risks and uncertainties associated with establishing strategic partnerships. To the extent that we enter into collaboration arrangements, our future collaboration partners may not dedicate sufficient resources to the commercialization of our product candidates or may otherwise fail in their commercialization due to factors beyond our control. If we are unable to establish effective collaborations to enable the sale of our product candidates in territories outside of the United States, or if our potential future collaboration partners do not successfully commercialize our product candidates in these territories, our ability to generate revenue from product sales will be adversely affected.

If we are unable to negotiate a strategic partnership or obtain additional financial resources for a product candidate, we may be forced to curtail the development of such product candidate, delay potential commercialization, reduce the scope of our sales or marketing activities or undertake development or commercialization activities at our own expense. In addition, without a partnership, we will bear all the risk related to the development of the product candidate, including in territories outside of the United States. If we elect to increase our expenditures to fund development or commercialization activities ourselves, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring TLC599 or any other product candidates to market or generate significant product revenue.

We and any collaboration partners that we may engage will be competing with many companies that currently have extensive and well-funded marketing and sales operations. If we, alone or with commercialization partners, are unable to compete successfully against these established companies, the commercial success of any approved products will be limited.

Our business is subject to economic, political, regulatory and other risks associated with international operations.

As a company based in the Taiwan, our business is subject to risks associated with conducting business outside of the United States. Many of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation or political instability in particular non-U.S. economies and markets;

•	differing and changing regulatory requirements for drug approvals in non-U.S. countries;

•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

•	potentially reduced protection for intellectual property rights;

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in currency exchange rates, including the euro, the New Taiwan dollar, Renminbi and the Australian dollar and currency controls;

•	changes in a specific country’s or region’s political or economic environment, particularly in respect of the dynamic between the ROC and mainland China (PRC);

•	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

•	differing reimbursement regimes and price controls in certain non-U.S. markets;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling outside of Taiwan;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities outside of Taiwan; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

For example, we have exposure to currency fluctuations because we source our API, and other raw materials and our research and development, manufacturing, consulting and other services worldwide. Any weakening of the New Taiwan dollar against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for us. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the New Taiwan dollar and the U.S. dollar, but also the currencies of other countries, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

If we are unable to differentiate TLC599, currently in Phase II development, or our other product candidates from existing generic therapies, or if the FDA or other applicable regulatory authorities approve generic products that compete with any of our product candidates, the ability to successfully commercialize those product candidates would be adversely affected.

Injectable immediate-release steroids, which are the current standard of care, are available in generic form and are therefore relatively inexpensive compared to the price we would expect to receive for TLC599. These generic steroids also have well-established market positions and familiarity with physicians, healthcare payors and patients. In particular, physicians may be less inclined to prescribe TLC599 if approved, which is based on a steroid that is not commonly used, as compared to competing products that use triamcinolone acetonide (TCA) as the API. Although we believe TLC599 has the potential for clinically meaningful differentiation in sustained pain relief as compared to immediate-release TCA and immediate-release dexamethasone sodium phosphate, as clinical development of TLC599 advances and we receive data from additional clinical trials, it is possible that the data will not support such differentiation. There are also existing generic therapies for the indications which our other product candidates are targeting. If we are unable to achieve significant differentiation for TLC599 from currently marketed steroids or for our other product candidates in respect of existing generic therapies, our opportunity for TLC599 or our other product candidates to achieve premium pricing and be commercialized successfully, if approved, would be adversely affected.

In addition to existing generic steroids, the FDA or other applicable regulatory authorities may approve generic products that could compete with our product candidates. Once an NDA, including a Section 505(b)(2) application, is approved, the product covered thereby becomes a “listed drug” which can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application (ANDA). The FDCA, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These manufacturers might only be required to conduct a relatively inexpensive study to show that their product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use, or labeling, as our product candidate and that the generic product is bioequivalent to ours, meaning it is absorbed in the body at the same rate and to the same extent as our product candidate. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly than ours to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of any branded product is typically lost to the generic product. Accordingly, competition from generic equivalents to our product candidates would materially adversely impact our ability to successfully commercialize our product candidates.

We face significant competition from other biopharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry is intensely competitive and subject to rapid and significant technological change. We have competitors both in the United States and internationally, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, governmental agencies and public and private research institutions. For example, the injectable OA treatment market today includes steroids, including TCA, as well as hyaluronic acid viscosupplements. Immediate-release steroids are generic, and therefore available at prices that are significantly below the price we would expect to charge for TLC599, if approved. We believe our ability to compete with immediate-release steroids and extended-release intraarticular steroids, such as ZILRETTA, will depend primarily on whether TLC599 demonstrates superior duration of pain relief and whether TLC599 proves to be safer, particularly with respect to chondrotoxicity, compared to ZILRETTA. With respect to TLC399, current approved treatments for macular edema associated with RVO include intravitreal injections of anti-VEGF drugs and intravitreal steroid injections. Macular edema due to RVO is also currently treated with steroid injections in the form of dexamethasone intravitreal implants, such as Ozurdex. With respect to TLC590, numerous post-operative pain treatments exist, including local analgesics, opioids and elastomeric pumps, and we also expect to face competition from EXPAREL, which is a liposomal formulation of bupivacaine. Although there are no FDA approved products for RMS, current treatment options include vinorelbine, doxorubicin, irinotecan, topotecan and trabectedin, which are all conventional chemotherapy drugs.

Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis drug products or drug delivery technologies that are more effective or less costly than our product candidates that we are currently developing or that we may develop.

We believe that our ability to successfully compete will depend on, among other things:

•	the efficacy and safety of our product candidates, including as relative to marketed products and product candidates in development by third parties;

•	the time it takes for our product candidates to complete clinical development and receive marketing approval;

•	the ability to maintain a good relationship with regulatory authorities;

•	the ability to commercialize and market any of our product candidates that receive regulatory approval;

•	the price of our products, including in comparison to branded or generic competitors;

•	whether coverage and adequate levels of reimbursement are available under private and governmental health insurance plans, including Medicare;

•	the ability to protect intellectual property rights related to our product candidates;

•	the ability to manufacture on a cost-effective basis and sell commercial quantities of any of our product candidates that receive regulatory approval; and

•	acceptance of any of our product candidates that receive regulatory approval by physicians and other healthcare providers.

If our competitors market products that are more effective, safer or less expensive than our future products, if any, or that reach the market sooner than our future products, if any, we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. Because we have limited research and development capabilities, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

Certain governments tend to impose strict price controls, which may adversely affect our future profitability.

In certain countries, prescription drug pricing and reimbursement is subject to governmental control. In those countries that impose price controls, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we or our strategic partners may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to other available therapies.

Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In certain markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we or our strategic partners might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay commercial launch of the product candidate, possibly for lengthy time periods, and negatively impact the revenue that are generated from the sale of the product in that country. If reimbursement of such product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, or if there is competition from lower priced cross-border sales, our profitability will be negatively affected.

It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products is limited by government authorities and/or third-party payor policies.

In addition to any healthcare reform measures which may affect reimbursement, market acceptance and sales of our product candidates, if approved, will depend on, in part, the extent to which our products will be covered by third-party payors, such as government health care programs, commercial insurance and managed care organizations. These third-party payors determine the extent to which new drugs will be covered as a benefit under their plans and the level of reimbursement for any covered product. It is difficult to predict at this time what third party payors will decide with respect to the coverage and reimbursement for our product candidates.

A primary trend in the U.S. healthcare industry and elsewhere has been cost containment, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products and/or biosimilars. Third-party payors decide which drugs they will pay for and establish reimbursement and co-payment levels. Government and other third-party payors are increasingly challenging the prices charged for health care products, examining the cost effectiveness of drugs in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement for prescription drugs. We cannot be sure that coverage will be available for our product candidates, if approved, or, if coverage is available, the level of reimbursement.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by The Centers for Medicare and Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors may follow CMS, but have their own methods and approval processes for determining reimbursement for new medicines. It is difficult to predict what CMS as well as other payors will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products.

Reimbursement may impact the demand for, and/or the price of, any product for which we obtain marketing approval. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution.

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. Further, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process may require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. We may not be able to provide data sufficient to gain acceptance with respect to coverage and/or sufficient reimbursement levels. We cannot be sure that coverage or adequate reimbursement will be available for our product candidates, if approved. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our future products. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize our product candidates, or achieve profitably at all, even if approved.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory clearance or approval of our product candidates and to produce, market and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

•	changes to manufacturing methods;

•	change in protocol design;

•	additional treatment arm (control);

•	recall, replacement, or discontinuance of one or more of our products; and

•	additional recordkeeping.

Each of these would likely entail substantial time and cost and could harm our business and our financial results.

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively PPACA) which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of any certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. The Trump administration has also announced that it will discontinue the payment of cost-sharing reduction (CSR) payments to insurance companies until Congress approves the appropriation of funds for the CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the Affordable Care Act. A bipartisan bill to appropriate funds for CSR payments has been introduced in the Senate, but the future of that bill is uncertain. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Affordable Care Act for plans sold through such marketplaces. Further, each chamber of Congress have put forth multiple bills this year designed to repeal or repeal and replace portions of the Affordable Care Act. Although none of these measures have been enacted by Congress to date, Congress may consider other legislation to repeal and replace elements of the Affordable Care Act. Congress will likely consider other legislation to replace elements of the Affordable Care Act. We continue to evaluate the effect that the Affordable Care Act and its possible repeal and replacement has on our business. It is uncertain the extent to which any such changes may impact our business or financial condition.

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of drug products, including our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Our results of operations could be adversely affected by the PPACA and by other health care reforms that may be enacted or adopted in the future.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

The U.S. Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other U.S. federal healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution.

The U.S. federal false claims and civil monetary penalties laws, including the False Claims Act (FCA) which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the U.S. federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement ($10,781 to $21,563 per false claim or statement for penalties assessed after August 1, 2016 for violations occurring after November 2, 2015, and $10,957 to $21,916 per false claim or statement for penalties assessed after February 3, 2017 for violations occurring after November 2, 2015). Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

The U.S. Health Insurance Portability and Accountability Act of 1996 (HIPAA) prohibits, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

The Physician Payments Sunshine Act, enacted as part of the PPACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and their respective implementing regulations, impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Many states have analogous state laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. In addition, certain states require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, recent health care reform legislation, has among other things, amended the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, recent health care reform legislation provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the FCA.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We engage third-party investigators, CROs, and other consultants to design and perform preclinical studies of our product candidates, and will do the same for any clinical trials. Also, once a product candidate has been approved and commercialized, we may engage third-party intermediaries to promote and sell our products abroad and/or to obtain necessary permits, licenses, and other regulatory approvals. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, collaborators, partners, and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas, investigations, or other enforcement actions are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor which can result in added costs and administrative burdens.

The incidence and prevalence for target patient populations of our product candidates are based on estimates and third-party sources. If the market opportunities for our product candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability might be materially and adversely affected.

Periodically, we make estimates regarding the incidence and prevalence of target patient populations for particular diseases based on various third-party sources and internally generated analysis and use such estimates in making decisions regarding our drug development strategy, including acquiring or in-licensing product candidates and determining indications on which to focus in preclinical or clinical trials.

These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunity will depend on, among other things, acceptance of our product candidates by the medical community and patient access, pricing and reimbursement of our product candidates. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product candidates, or new patients may become increasingly difficult to identify or gain access to, all of which may significantly harm our business, financial condition, results of operations and prospects.

Risks Related to Our Business Operations and Industry

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive team listed under “Management” located elsewhere in this prospectus, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements or offer letters with each of our executive officers, any of them could leave our employment at any time. Recruiting and retaining other qualified employees for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical companies for individuals with similar skill sets. In addition, failure to succeed in clinical studies may make it more challenging to recruit and retain qualified personnel. The inability to recruit or loss of the services of any executive or key employee might impede the progress of our development and commercialization objectives.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2017, we had 168 full-time employees. As our company matures, we expect to expand our employee base to increase our managerial, scientific and engineering, operational, sales, marketing, financial and other resources and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability.

The use of our product candidates in clinical trials, the sale of any products for which we obtain marketing approval, and the sale of any of our current generic products exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products and product candidates. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs due to related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize our product candidates; and

•	decreased demand for our product candidates, if approved for commercial sale.

Our current clinical trial liability insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause the price of our ADSs or common shares to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our therapeutic development programs.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. For instance, the loss of preclinical study or clinical trial data involving our therapeutic candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. In addition, theft or other exposure of data may interfere with our ability to protect our intellectual property, trade secrets, and other information critical to our operations. We can provide no assurances that certain sensitive and proprietary information relating to one or more of our therapeutic candidates has not been, or will not in the future be, compromised. There can be no assurances we will not experience additional unauthorized intrusions into our computer systems, or those of our CROs and other contractors and consultants, that we will successfully detect future unauthorized intrusions in a timely manner, or that future unauthorized intrusions will not result in material adverse effects on our financial condition, reputation, or business prospects. Payments related to the elimination of ransomware may materially affect our financial condition and results of operations.

Certain data breaches must also be reported to affected individuals and the government, and in some cases to the media, under provisions of HIPAA, as amended by HITECH, other U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the European Union Data Protection Directive, and financial penalties may also apply.

Our insurance policies may not be adequate to compensate us for the potential losses arising from breaches, failures or disruptions of our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.

Furthermore, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business.

Business interruptions could delay us in the process of developing our product candidates and could disrupt our sales.

Our headquarters are located in Taipei, Taiwan. We are vulnerable to natural disasters such as earthquakes, typhoons and floods, as well as other events that could disrupt our operations. While we carry insurance for fire, flood and certain natural disasters, if we were impacted by these events this insurance may not be sufficient to compensate us for losses that may occur and our operations may be significantly interrupted regardless of insurance recovery. Any losses or damages we incur could have a material adverse effect on our business operations.

We face substantial political risks associated with doing business in the ROC and the PRC, particularly due to domestic political events and the rigid relationship between the ROC and the PRC that could negatively affect our operations and the value of your investment.

Our principal executive office and substantially all of our assets are located in the ROC and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our ADSs may be affected by changes in governmental policies, taxation, inflation or interest rates, social instability and diplomatic and social developments in or affecting the ROC.

For example, in 2006, a mass movement formed calling for the resignation of the president of the ROC over a series of alleged corruption scandals and staged dramatic protests. In addition, Taiwan has a unique international political status. Since 1949, the ROC and PRC, have been separately governed by different political parties. The PRC claims that it is the sole government in the PRC, including Taiwan, while some political parties in ROC claim ROC’s independence or ROC as the only legitimate government of the PRC, including the ROC and the PRC. There was a time when the two governments prohibited all trades, transactions and trips crossing the Taiwan Strait. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to regain control over the ROC. Furthermore, the PRC government passed an Anti-Secession Law in March 2005, which has authorized the government to use all necessary measures, including non-peaceful means, against Taiwan’s independence movement in the event of such declaration. In February 2006, the then president of the ROC ceased all activities in the country’s National Unification Council, a committee established to assist the ROC in its efforts to reunite with the PRC. Such cessation is commonly viewed as having a detrimental effect on the relations between the two sides. Past developments in the relationship between the ROC and the PRC has depressed the share prices of several Taiwanese companies. A recent cessation of dialogue between the ROC and mainland the PRC was followed by an approximate 30% decline of imports from mainland China to the ROC in 2016. An unstable relationship between the ROC and the PRC could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

Business relationships between entities in the ROC and entities in the PRC are regulated by the ROC “Act Governing Relations between the People of the Taiwan Area and the Mainland Area” ( ) and the regulations promulgated thereunder (ROC Act). Among other things, the ROC Act requires the ROC government’s prior approval of many business transactions. Any accumulated direct or indirect investment by us into any entity in the PRC in excess of US$1 million, or any technology cooperation agreement between us and any entity in the PRC that involves our intellectual property would be subject to this approval. While we are not currently party to any material transactions or agreements with any entity in the PRC, our future ability to enter into such arrangements may be limited by the ROC Act, particularly if ROC and PRC political relations deteriorate. Although, to our knowledge, we do not currently have any PRC shareholders, any PRC investor’s investment into us must be approved by the Investment Commission, MOEA, Executive Yuan of the ROC, provided our businesses fall within one of the industries included on the list maintained by the MOEA that PRC enterprises are allowed to invest in, or such PRC investor must be a domestic qualified institutional investor (QDII) in the PRC for an investment limit of less than 10% of our issued shares. However, PRC investors, other than QDIIs, are currently prohibited from investing in us as certain aspects of our current business scope are not included on the MOEA’s list. Any approval by the ROC government will depend on the then- current political environment between the ROC and PRC, and we cannot assure you that any PRC investor will receive such approval from the ROC government. Furthermore, although

PRC investors which do not meet the QDII requirements may still purchase ADRs in this offering, any such PRC purchaser of ADRs will need to qualify as a QDII in order to exchange their ADRs for underlying common shares of our company.

Risks Related to Our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to our current product candidates, any future product candidates which we may develop and our BioSeizer and NanoX technologies, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection, confidentiality agreements and proprietary know how, and intend to seek marketing exclusivity for any approved product, in order to protect the intellectual property related to product candidates. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries. If this were to occur, early generic competition could be expected against our product candidates. Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being invalidated or deemed as not infringing. Also, a third party may challenge our ownership of patents and patent applications assigned to us, or may challenge our exclusive rights to patents and patent applications that we license from third parties. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the patent applications we hold with respect to our other product candidates fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from collaborating with us to develop them, and threaten our ability to commercialize any resulting products. We cannot offer any assurances about which, if any, applications will issue as patents or whether any issued patents will be found not invalid and not unenforceable or will go unthreatened by third parties. Further, if we encounter delays in regulatory approvals, the period of time during which we could market our product candidates under patent protection could be reduced. Furthermore, patent applications by third parties can result in an interference proceeding in the United States being provoked by a third party or instituted by us to determine who was the first to invent any of the subject matter covered by the claims of our applications or patents.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug development process that involve proprietary know-how, information or technology that is not covered by patents. Although we generally require all of our employees to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of certain countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

If our trademarks and tradenames are not adequately protected, then we may not be able to build a name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, tradenames and brand names to distinguish our products from the products of our competitors, and have registered or applied to register certain trademarks. We cannot assure you that our trademark applications will be approved or that we will seek registered trademark protection for each of our product names in each jurisdiction in which we operate. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources toward advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and exparte reexamination and inter partes review before the USPTO. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents issue, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that third parties may assert are infringed by our technologies. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any drug substance formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtain a license under the applicable patents, or until such patents are invalidated or expire. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations or methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may request injunctive or other equitable relief. If granted, such relief could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products or manufacturing processes, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research, manufacture clinical trial supplies or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly. We cannot guarantee that third-party patents do not exist which might be enforced against our products, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our related patent applications at risk of not issuing.

Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our collaborators or licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ADSs.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees or annuity payments on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors that control the prosecution and maintenance of our licensed patents fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Risks Related to Our ADSs and This Offering

The price of our ADSs may be volatile and may fluctuate due to factors beyond our control.

The trading market for publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of our ADSs may fluctuate significantly due to a variety of factors, including:

•	positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;

•	technological innovations or commercial product introductions by us or competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern relating to the commercial value or safety of our product candidates;

•	financing, collaborations or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	general market conditions in the pharmaceutical industry or in the economy as a whole;

•	the loss of any of our key scientific or senior management personnel;

•	the perceived values of our common shares trading on the TPEx and our ADSs relative to one another;

•	sales of our ADSs or common shares by us, our senior management and board members or holders of our ADSs or our common shares in the future; or

•	other events and factors, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of the holders of our ADSs were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities.

There has been no public market for our ADSs prior to this offering, and an active market may not develop in which investors can resell our ADSs.

Prior to this offering, there has been no public market for our ADSs. We cannot predict the extent to which an active market for our ADSs will develop or be sustained after this offering, or how the development of such a market might affect the market price for our ADSs. The initial public offering price of our ADSs in this offering has been agreed upon between us and the underwriters based on a number of factors, including the trading price of our common shares on the TPEx as of the date of this prospectus, as well as certain market conditions in effect at the time of this offering, which may not be indicative of the price at which our ADSs will trade following completion of this offering. Investors may not be able to sell their ADSs at or above the initial public offering price. In addition, investors may not be able to successfully withdraw the underlying common shares of our ADSs for the reasons discussed under the risk factor titled “You may not be able to withdraw the underlying common shares of our ADSs” described below. In connection with any withdrawal of any of our common shares represented by ADSs, our ADSs will be surrendered to the depositary. Unless additional ADSs are issued, the effect of such transactions will be to reduce the number of outstanding ADSs and, if, a significant number of transactions are effected, to reduce the liquidity of our ADSs. See “Description of American Depositary Shares.”

Restrictions on the ability to deposit our common shares into our American depositary receipt facility may adversely affect the liquidity of our ADSs.

The ability to deposit our common shares into our American depositary receipt facility for the issuance of ADSs is restricted by ROC law, which may adversely affect the liquidity of our ADSs. Under current ROC law and the Deposit Agreement, no person or entity, including the holders of ADSs and us, may deposit our common shares in our American depositary receipt facility for the issuance of ADRs without specific approval of the FSC unless:

(1)	we pay stock dividends on, or make a free distribution of, our common shares;

(2)	the ADS holder exercises pre-emptive rights in the event of capital increases for cash; or

(3)	investors purchase our common shares, directly or through the depositary, on the TPEx, and deliver our common shares to the custodian for deposit into our American depositary receipt facility, or our existing shareholders deliver our common shares to the custodian for deposit into our American depositary receipt facility.

With respect to (3) above, the depositary may issue ADSs against the deposit of those shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Financial Supervisory Commission (FSC), plus any ADSs issued pursuant to the events described in items (1) and (2) above. Issuance of additional ADSs under item (3) above will be permitted to the extent that a corresponding number of previous ADSs have been cancelled.

Further, we have agreed to prohibit the depositary from accepting any common shares, other than those underlying the ADSs to be sold in this offering for deposit in exchange for additional ADSs, until the end of the 180-day lock-up period described under the caption “Underwriting—No Sales of Similar Securities,” unless we have obtained the prior written consent of Cantor Fitzgerald & Co. As a result this contractual restriction and the restrictions under ROC law described above, the U.S. dollar equivalent price of our common shares on the TPEx may differ from the U.S. dollar price of our ADSs on The Nasdaq Global Market.

The price of our ADSs may be limited by the trading price of our common shares on the TPEx.

Our common shares are currently traded on the TPEx. From January 1, 2017 through December 31, 2017, the closing price of our common shares on the TPEx ranged from NT$71.70 per share to NT$123.00 per share. The TPEx sets certain limitations on the trading volatility of our common shares and applicable ROC law requires the price at which the ADSs are issued to not be lower than 90% of the closing price of our common shares on the pricing date of this offering and not be lower than 90% of an average of closing prices a certain number of days prior to the pricing date of this offering. In addition, there are currently limits on the range of daily price movements on the TPEx. As a result of these limitations, the potential increase in trading price of any ADSs that you may purchase in this offering may be materially limited based on the perceived value of our common shares on the TPEx. Similarly, decreases in the trading price of our common shares on the TPEx due to the perceptions of investors in that market, which may be different from your own, may impact the value of your investment.

We will incur increased costs as a result of operating as a public company in the United States, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an EGC we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Stock Market LLC (Nasdaq) and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an EGC, we will reassess our internal processes and documents to be in compliance with the internal control requirements over financial reporting under Section 404, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing rules that allow us to follow ROC law for certain governance matters. Certain corporate governance practices in the ROC may differ significantly from corporate governance listing standards. When our ADSs are listed on The Nasdaq Global Market, we intend to continue to follow Taiwan corporate governance practices in lieu of the following corporate governance requirements of Nasdaq: (i) disclosure requirement within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers; (ii) the requirement that a majority of our board consist of independent directors; (iii) the requirement that our audit committee be made up of members of our board of directors and have at least one member that has financial sophistication; (iv) requirement that a compensation committee be comprised solely of independent directors with a written charter addressing the committee’s responsibilities and authority; (v) requirement that we have independent director oversight of director nominations and a formal written charter or board resolution addressing the nominations process; (vi) requirement that we have a code of conduct applicable to all directors, officers and employees; (vii) requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans; and (viii) requirement that our audit committee have review and oversight over all “related party transactions,” as defined in Item 7.B of Form 20-F. Taiwan law either does not impose the foregoing requirements or does not impose them to the specificity of Nasdaq’s rules. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under the ROC Company Act, conduct substantially all of our operations outside the United States and most of our executive officers reside outside the United States.

We are incorporated under the ROC Company Act, conduct substantially all of our operations outside the United States, and most of our executive officers reside outside the United States. As a result, it may be difficult if not impossible for you to bring an action against us or against these individuals in Taiwan in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside Taiwan, the laws of Taiwan may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers. A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with Taiwan or if judgments of the Taiwanese courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. As a result of all of the foregoing, our public shareholders and ADS holders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders or ADS holders of a corporation incorporated in a jurisdiction in the United States.

Certain of our existing shareholders, members of our board of directors and senior management will maintain the ability to exercise significant control over us. Your interests may conflict with the interests of these existing shareholders.

As of                 , 2018, after giving effect to the closing of this offering, our senior management, board of directors and greater than 5% shareholders and their respective affiliates, in the aggregate, will beneficially own     % of our common shares (including common shares represented by ADSs), assuming that we sell the number of ADSs set forth on the cover page of this prospectus (or    % if the underwriters exercise their option to purchase additional shares in full). These shareholders either alone or voting together as a group may be in a position to determine or significantly influence the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the outstanding shares present and voting at our general meetings of shareholders in which a quorum is present may control any shareholder resolution requiring a majority. For example, a quorum of two-thirds of our share capital must be present and voting at a meeting of shareholders for certain approvals, including certain decisions relating to our capital structure, the approval of certain significant corporate transactions and amendments to our Articles of Incorporation. If such quorum is met, then any shareholder or group of shareholders controlling more than 50% can control the voting of any such resolution. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

Future sales, or the possibility of future sales, of a substantial number of our ADSs or common shares could adversely affect the price of our ADSs.

Future sales of a substantial number of our ADSs or common shares, or the perception that such sales will occur, could cause a decline in the market price of our ADSs. ADSs issued and sold in this offering may be resold in the U.S. public market immediately without restriction. The common shares held by our directors, executive officers, statutory auditors and certain shareholders will be subject to the lock-up agreements described in “Shares and ADSs Eligible for Future Sale” and “Underwriting.” If, after the end of such lock-up agreements, these shareholders sell substantial amounts of our securities in the public markets, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

If you purchase ADSs in this offering, you will suffer immediate dilution of your investment.

We expect the initial public offering price of our ADSs in this offering to be substantially higher than the as adjusted net tangible book value per ADS, and per underlying common share, prior to this offering. Therefore, if you purchase ADSs in this offering, you will pay a price per ADSs, and per underlying common share, that substantially exceeds our net tangible book value per ADS, and per underlying common share, after this offering. To the extent outstanding options are exercised for common shares, you may experience further dilution. Based on the assumed initial public offering price of $        per ADS, you will experience immediate dilution of $        per ADS, representing the difference between our as adjusted net tangible book value per ADS after giving effect to this offering and the offering price. See “Dilution.”

Because we do not anticipate paying any cash dividends on our ADSs or common shares in the foreseeable future, capital appreciation, if any, will be your sole source of potential gains and you may never receive a return on your investment.

Under current Taiwan law, a company must cover all of its accumulated losses and set aside a statutory reserve before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have not paid dividends in the past on our common shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs or common shares will be your sole source of potential gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs or the underlying common shares at or above the public offering price. Investors seeking cash dividends should not purchase our ADSs in this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our senior management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ADSs. The failure by our senior management to apply these funds effectively could result in financial losses, cause the price of our ADSs to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Purchasers of our ADSs may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in this prospectus, holders of our ADSs will not be able to exercise voting rights attaching to the common shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the common shares in the form of ADSs in accordance with the deposit agreement. Purchasers of ADSs in this offering may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In certain cases, the shares represented by your ADSs may be voted contrary to your instructions and you may be deemed to have instructed the depositary to give a discretionary proxy to a person we designate to vote shares represented by your ADSs in such person’s discretion. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, purchasers of ADSs in this offering may not be able to exercise voting rights and may lack recourse if their shares represented by ADSs are not voted as requested. In addition, in their capacity as ADS holders, purchasers of our ADSs will not be able to call a shareholders’ meeting.

You may not be able to withdraw the underlying common shares of our ADSs.

Pursuant to ROC law, an ADS holder who is a non-ROC person wishing to withdraw and hold deposited common shares from the ADS facility is required to appoint an eligible agent in the ROC for filing tax returns and making tax payments (Tax Guarantor). Such Tax Guarantor will be required to meet the qualifications set by the Ministry of Finance of the ROC and will act as the guarantor of the withdrawing ADS holder’s tax payment obligations. In addition, subject to certain limited exceptions, under current ROC law, repatriation of profits by a non-ROC withdrawing ADS holder is subject to the submission of evidence by the withdrawing ADS holder of the appointment of a Tax Guarantor to, and approval thereof by, the ROC tax authority and of tax clearance certificates or evidentiary documents issued by the Tax Guarantor. We cannot provide any assurances that a withdrawing ADS holder will be able to appoint and obtain approval from the tax authority in a timely manner or at all.

Pursuant to ROC law, an ADS holder who is not an ROC person or ROC entity wishing to present ADSs to the depositary for cancellation and withdrawal and holding of the underlying common shares from the depositary receipt facility is required to register as a foreign investor with the Taiwan Stock Exchange (TWSE), if the ADS holder has never been registered as foreign investor with the TWSE previously, for making investments in the ROC securities market prior to withdrawing and holding the underlying common shares from the depositary receipts facility.

Additionally, pursuant to ROC law, such withdrawing ADS holder is required to appoint a local agent in the ROC to, on such ADS holder’s behalf, open a securities trading account with prior approval granted by the TWSE with a local securities brokerage firm (with qualification set by the FSC), and a bank account, pay ROC taxes, remit funds, exercise shareholder rights and perform such other functions as the ADS holder may designate upon such withdrawal. In addition, such withdrawing ADS holder is also required to appoint a custodian bank and open a custodian account to hold the securities and cash in safekeeping, make confirmations, settle trades and report all relevant information. Without making such appointment and the opening of such custodian account, the withdrawing ADS holder would be unable to hold or subsequently sell the deposited common shares withdrawn from the ADR facility on the TPEx. The laws of the ROC applicable to the withdrawal of the underlying common shares may change from time to time. We cannot provide any assurances that current law will remain in effect or that future changes in ROC law will not adversely affect the ability of ADS holders to withdraw deposited common shares.

Currently, a party who is a PRC person may not withdraw and hold the underlying common shares unless it is a qualified domestic institutional investor (QDII) in the PRC or has obtained the investment approval from the Investment Commission, Ministry of Economic Affairs, Executive Yuan of the ROC. Whether a PRC person may freely withdraw and hold the underlying common shares will depend on the total PRC ownership limit or whether the business of the issuer of the underlying common shares is subject to the total PRC ownership limit or within the ROC government’s list of industries open to PRC investment as then in effect. Our business scope currently includes businesses that are not allowed for a PRC person that is not a QDII. We cannot guarantee whether additional or different restrictions or prohibitions will be imposed in the future on PRC persons (including QDIIs) that intend to invest in certain industries in the ROC, and a PRC person may be unable to withdraw and hold the underlying common shares. Under current ROC law, a PRC person means an individual having residence in the PRC (but not including a special administrative region of the PRC such as Hong Kong or Macau, if excluded by applicable laws of the ROC), any legal person, group, or other institutions of the PRC and any corporation and other entity organized in countries outside of the ROC or PRC that is directly or indirectly controlled by or directly or indirectly has more than 30% of its capital beneficially owned by any PRC person described above.

Purchasers of our ADSs may not receive distributions on our common shares in the form of ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for our ADSs has agreed to pay to purchasers of our ADSs the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses and certain taxes. Purchasers of our ADSs will receive these distributions in proportion to the number of our common shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that purchasers of our ADSs may not receive the distributions we make on our common shares or any value from them if it is unlawful or impractical to make them available to ADS holders. These restrictions may have a negative impact on the market value of our ADSs.

Purchasers of our ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

The depositary for the ADSs is entitled to charge holders fees for various services, including annual service fees.

The depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of common shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. In the case of ADSs issued by the depositary into The Depository Trust Company (DTC), the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time.

The rights of our shareholders differ from the rights typically offered to shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing ROC corporations and companies engaging in drug development, marketing and sales businesses. Certain rights and responsibilities of our shareholders, ADS holders and members of our board of directors under ROC law are different from those that apply to a U.S. corporation. For example, directors of ROC corporations are required to conduct business faithfully and act with the care of good administrators; however, the duty of care required of an ROC corporation’s directors may not be the same as the fiduciary duty of a director of a U.S. Delaware corporation. In addition, controlling shareholders of U.S. Delaware corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. Further, the rights of our shareholders to bring shareholders’ suits against us or our board of directors under ROC law are more limited than those of shareholders of a U.S. Delaware corporation. Under ROC law, only shareholders who collectively hold at least three percent of our shares for at least one year may demand that one of our statutory auditors institute a lawsuit on our behalf against our directors, and may directly initiate a lawsuit on our behalf if the requested statutory auditor fails to do so. The court may order the suing shareholders to furnish an appropriate bond. Furthermore, if the suing shareholders do not prevail but cause damage to us, they will be liable for indemnifying us for such damages. As a result, it may be more difficult for our shareholders to protect their rights in connection with actions taken by our directors than would be the case for stockholders of a U.S. Delaware corporation. See the section of this prospectus titled “Description of Share Capital and Articles of Incorporation” for a description of the principal differences between the provisions of Taiwan law applicable to us and the U.S. Delaware General Corporate Law relating to shareholders’ rights and protections.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and frequent reporting than that of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares or ADSs. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and more expensive to procure director and officer liability insurance.

We are an EGC and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our ADSs less attractive to investors.

We are an EGC as defined in the JOBS Act. For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an EGC, we are able to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an EGC. We could be an EGC for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ADSs and common shares held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an EGC as of the following December 31st (the last day of our fiscal year). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs.

Management will be required to assess the effectiveness of our internal controls annually. However, for as long as we are an EGC under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

The dual listing of our common shares and the ADSs following this offering may adversely affect the liquidity and value of our ADSs.

We cannot predict the effect of this dual listing on the value of our common shares and ADSs. However, the dual listing of our common shares and the ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our common shares on the TPEx. In addition, currency fluctuations as between the New Taiwan dollar and U.S. dollar may have an adverse impact on the value of our ADSs.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our ADSs and our trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or too few securities or industry analysts commence coverage on us, the trading price for our ADSs would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs could decrease, which might cause the price of our ADSs and trading volume to decline.

We may be classified as a passive foreign investment company (PFIC) in any taxable year and U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences as a result.

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the characterization of our income, including whether certain research and development tax credits received from the government of Taiwan will constitute gross income, and if they do, whether they will constitute passive income for purposes of the PFIC income test) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2016, but we cannot assure you that we will not be a PFIC in future taxable years, including our current taxable year ending December 31, 2017.

If we become a PFIC, U.S. holders of our ADSs may be subject to adverse U.S. federal income tax consequences, such as the ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends for individuals who are U.S. holders, having interest apply to distributions by us and the proceeds of sales of the ADSs, and additional reporting requirements under U.S. federal income tax laws and regulations. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs. For more information related to classification as a PFIC, see “Taxation—Material Income Tax Considerations—Passive Foreign Investment Company Consequences.”

Comprehensive tax reform bills could adversely affect our business and financial condition.

The U.S. government has enacted comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, a permanent reduction to the corporate income tax rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This prospectus does not discuss any such tax legislation or the manner in which it might affect purchasers of our common shares. We urge our shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•	the outcome, cost and timing of our product development activities and clinical trials;

•	our plans and expected timing with respect to regulatory filings and approvals;

•	our ability to fund our operations beyond this offering;

•	our plans to develop and commercialize our product candidates and expand our development pipeline;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

•	our sales and marketing strategies and plans;

•	potential market acceptance of our product candidates;

•	potential regulatory developments in the United States and foreign countries;

•	the performance of our third party suppliers and manufacturers;

•	our ability to compete with other therapies that are or become available;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	our use of the proceeds from this offering;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and

•	our expectations regarding the terms of our patents and ability to obtain and maintain intellectual property protection for our product candidates.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

EXCHANGE RATE INFORMATION

The following tables set forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements included in this prospectus and other financial data appearing in this prospectus.

Year ended December 31:	Period-end(1)	Average for period(2)	Low	High
	(NT$ per US$)
2013	29.83	29.73	28.93	30.20
2014	31.60	30.38	29.85	31.80
2015	32.79	31.80	30.37	33.17
2016	32.40	32.22	31.05	33.74
2017	29.64	30.27	29.64	32.37

Year ending December 31:
2018 (through January 31)	29.16	29.40	29.05	29.61

	Period-end(1)	Low	High
Month ended 2017:	(NT$ per US$)
June	30.38	30.07	30.46
July	30.20	30.18	30.61
August	30.13	30.07	30.35
September	30.33	29.93	30.37
October	30.12	30.12	30.44
November	29.98	29.97	30.21
December	29.64	29.64	30.05

Month ended 2018
January	29.16	29.05	29.61

(1)	In the event that the period end fell on a day for which data are not available, the exchange rate on the prior most recent business day is given.
(2)	Average annual rates are computed by using the exchange rate on the last business day of each month during the relevant year indicated.

On January 31, 2018, the noon buying rate was $29.16.

MARKET PRICE INFORMATION FOR OUR COMMON SHARES

Our common shares have been listed on the TPEx since December 2012 under the code “4152.” The following table sets forth, for the periods indicated, the high and low closing prices of our common shares on the TPEx in NT dollars. On                 , 2018, the last reported sale price of our shares on the TPEx was NT$        per share.

	Closing price per common share
Year ended December 31:	High		Low
2012	NT$	337.00	NT$	278.00
2013		429.50		230.00
2014		355.50		176.00
2015		269.00		88.20
2016
First Quarter		171.00		133.00
Second Quarter		148.00		127.00
Third Quarter		144.00		126.00
Fourth Quarter		145.00		111.00
2017
First Quarter		123.00		113.50
Second Quarter		119.50		90.00
Third Quarter		111.00		88.10
Fourth Quarter		90.00		71.70

Year ended December 31:
2018
First Quarter (through January 31)		122.50		88.00

Month ended 2017:
August		105.00		88.10
September		97.00		88.10
October		90.00		77.00
November		80.70		71.70
December		86.40		73.10

Month ended 2018:
January		122.50		88.00

There are currently limits on the range of daily price movements on the TPEx. Fluctuations in the price of securities traded on the TPEx is restricted to 10% above and below the previous day’s closing.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of this prospectus is contained in independent industry publications. The source of certain of this information is provided below:

•	ZS Associates, TLC599 Demand Estimation Summary of Market Research, January 2017.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

The TLC logo and other trademarks or service marks of Taiwan Liposome Company, Ltd. appearing in this prospectus are the property of the company. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of         ADSs in this offering will be approximately NT$        million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on the assumed initial public offering price of $        per ADS. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $        million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of $        per ADS would increase (decrease) the net proceeds to us from this offering by NT$        million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of ADSs we are offering would increase (decrease) the net proceeds to us from this offering by NT$        million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility and create a public market in the United States for our securities. We currently expect to use the net proceeds from this offering as follows:

•	approximately $ million to fund product candidates in our BioSeizer technology platform, including TLC590;

•	approximately $ million to fund product candidates in our NanoX technology platform, including TLC178; and

•	the remaining proceeds, if any, to fund working capital and other general corporate purposes, which may include the hiring of additional personnel, capital expenditures and the costs of operating as a public company.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to fund our operations and capital expenditure requirements for at least the next 12 months. In particular, we estimate that such funds, together with such cash on hand, will be sufficient to enable us to begin pivotal trial enrollment for each of our four lead product candidates, TLC599, TLC399, TLC590 and TLC178. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Regardless, we will require additional capital beyond this offering in order to complete pivotal clinical trials of, file for regulatory approval for, or commercialize any of our product candidates. While we anticipate seeking additional capital in the future through further equity offerings and/or debt borrowings, or through collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we cannot guarantee that we will be able to raise additional capital on reasonable terms or at all.

Pending these uses, we plan to place the net proceeds in time deposit accounts.

DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future. To the extent we pay any dividends in the future, at least 10% of such dividends will be cash dividends. We currently intend to reinvest any earnings in developing and expanding our business. One of our debt agreements with Taiwan Cooperative Bank restricts our ability to pay cash dividends or other distributions on our common shares if certain conditions are met. We may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common shares. Any future determination relating to our dividend policy will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017 on:

•	an actual basis; and

•	an as adjusted basis to give effect to the sale of ADSs in this offering at the assumed initial public offering price of $ per ADS after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Selected Consolidated Financial Data,” “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2017
	Actual		Actual		As Adjusted	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	NT$	951,713	US$	32,109	NT$	US$

Long-term borrowings		66,177		2,233
Non-current finance lease liabilities		4,000		135

Equity
Common shares, NT$10 par value per share, 100,000,000 shares authorized, 56,199,034 shares issued and outstanding, actual; shares issued and outstanding, as adjusted		561,990		18,961
Capital surplus		1,322,625		44,623
Accumulated deficit		(874,086)		(29,490)
Other equity interest		(23,245)		(784)

Total equity		987,284		33,310

Total capitalization	NT$	1,057,461	US$	35,678	NT$	US$

Each US$1.00 increase (decrease) in the assumed initial public offering price of $        per ADS would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by US$         million (NT$         million), assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1.0 million in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by US$         million (NT$         million), assuming no change in the assumed initial public offering price per ADS as set forth on the cover page of this prospectus.

The number of common shares outstanding in the table above does not include 3,513,057 common shares issuable on the exercise of stock options outstanding as of December 31, 2017 under our equity incentive plans, at a weighted-average exercise price of NT$239 per common share.

DILUTION

If you invest in our ADSs in this offering, your interest will be immediately diluted to the extent of the difference between the portion of the initial public offering price per ADS in this offering attributable to each underlying common share represented thereby and the net tangible book value per common share after this offering. Dilution results from the fact that the portion of the initial public offering price per ADS attributable to each underlying common share represented thereby is substantially in excess of the net tangible book value per common share. As of December 31, 2017, we had a historical net tangible book value of NT$979 million, or NT$17.41 per common share (equivalent to $         per ADS). Our net tangible book value per common share represents total tangible assets less total liabilities, all divided by the number of common shares outstanding on December 31, 2017.

After giving effect to the sale of          ADSs in this offering at the assumed initial public offering price of $        per ADS and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at December 31, 2017 would have been NT$        per common share, or $        per ADS (equivalent to $        per ADS). This represents an immediate increase in as adjusted net tangible book value of $        per common share to existing investors and immediate dilution of $        per common share and $        per ADS to new investors and immediate dilution of $        per ADS to new investors. The following table illustrates this dilution to new investors purchasing ADSs in this offering:

	Per Common Share		Per ADS
Assumed initial public offering price per common share and per ADS	$		$
Historical net tangible book value per common share and per ADS as of December 31, 2017	NT$	17.41	US$
Increase in as adjusted net tangible book value per common share and per ADS attributable to new investors purchasing ADSs in this offering

As adjusted net tangible book value per common share and per ADSs after this offering
Dilution in as adjusted net tangible book value per common share and per ADSs to new investors in this offering	$		$

Each US$1.00 increase (decrease) in the assumed initial public offering price of $        per ADS would increase (decrease) our as adjusted net tangible book value as of December 31, 2017 after this offering by approximately $        per ADS, and would increase (decrease) dilution to new investors by $        per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. An increase (decrease) of 1.0 million in the number of ADSs we are offering would increase (decrease) our as adjusted net tangible book value as of December 31, 2017 after this offering by approximately $        per ADS, and would increase (decrease) dilution to new investors by approximately $        per ADS, assuming the assumed initial public offering price per ADS remains the same, and after deducting the estimate underwriting discounts and commissions. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value per ADS after the offering would be NT$        , the increase in net tangible book value per ADS to existing shareholders would be NT$        , and the immediate dilution in net tangible book value per ADS to new investors in this offering would be NT$        .

The table and discussion above is based on 56,199,034 common shares outstanding as of December 31, 2017 and does not include 3,513,057 common shares issuable on the exercise of stock options outstanding as of December 31, 2017 under our equity incentive plans, at a weighted-average exercise price of NT$239 per common share.

To the extent that stock options are issued under our equity incentive plans, or we issue additional common shares or RSAs in the future, there will be further dilution to new investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our selected consolidated financial data for the periods and as of the dates indicated. The selected consolidated comprehensive income statement data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our consolidated financial statements, which have been prepared in accordance with IFRS, as issued by the IASB, and are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Exchange Rate Information” and our consolidated financial statements included elsewhere in this prospectus.

	Year ended December 31,
	2016		2017		2017
	(in thousands, except share and per share data)
Selected Consolidated Comprehensive Income Statement Data:
Operating revenue	NT$	41,674	NT$	49,635	US$	1,675
Operating expenses
General and administrative expenses		(141,494)		(134,869)		(4,550)
Research and development expenses		(736,878)		(813,252)		(27,438)
Other income and expenses		5,575		21,148		713
Operating loss		(831,123)		(877,338)		(29,600)
Non-operating income and expenses		7,370		4,327		147
Loss before income tax		(823,753)		(873,011)		(29,453)
Income tax expense		(563)		(951)		(32)
Net loss		($824,316)		($873,962)		($29,485)

Loss attributable to Owners of the parent		($824,316)		($873,962)		($29,485)

Loss per share of common stock
Basic and diluted loss per share (in dollars)		($14.89)		($15.75)		($0.53)

Weighted-average shares used in computing basic and diluted loss per-share of common stock		55,361,000		55,489,000		55,489,000

	As of December 31,
	2016		2017		2017
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	NT$	1,798,800	NT$	951,713	US$	32,109
Total assets		2,098,906		1,262,539		42,596
Total current liabilities		189,263		193,054		6,513
Total non-current liabilities		106,101		82,201		2,773
Total liabilities		295,364		275,255		9,286
Total equity		1,803,542		987,284		33,310
Total liabilities and equity		2,098,906		1,262,539		42,596

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.

Overview

We are a clinical-stage specialty pharmaceutical company dedicated to the development and commercialization of best-in-class novel nanomedicines that combine our proprietary lipid-assembled drug delivery platform with approved APIs. We believe that our extensive experience with liposome science allows us to combine onset speed and benefit duration, and to improve API concentrations at target tissues while decreasing unwanted systemic exposures. Our BioSeizer lipid formulation technology enables increased PK control and local sustained release of APIs at the site of disease or injury and is utilized in our TLC599, TLC399 and TLC590 programs.

Our NanoX targeted delivery technology enables prolonged PK profiles and enhanced distribution of liposome encapsulated APIs at the desired site and is utilized in our TLC178 program. Our technologies can be used with a broad range of APIs and enable a simplified and scalable manufacturing process. Because our product candidates use already approved APIs, we are eligible to utilize the streamlined 505(b)(2) regulatory pathway for approval in the United States.

We have used our proprietary technology platforms to assemble a diverse product candidate portfolio that target significant areas of unmet medical need in pain management, ophthalmology and oncology:

•	TLC599 is our proprietary BioSeizer formulation of DSP intended for the treatment of OA pain. TLC599 is designed to deliver rapid pain relief and to maintain this pain relief for more than three months. We are currently conducting a double-blind, placebo controlled Phase II clinical trial in Australia. We expect to file an IND application for TLC599 in the second quarter of 2018, and assuming successful results from this trial and following an end of Phase II discussion with the FDA, we would expect to initiate a pivotal trial in the United States in the first half of 2019.

•	TLC399 is our proprietary BioSeizer formulation of DSP intended as an intravitreal, or in-eye, injection for the treatment of macular edema due to RVO. In preclinical models, TLC399 has been shown to provide therapeutic levels of DSP in the eye for at least six months after a single administration. We are currently conducting an ongoing Phase I safety trial, as well as a randomized, double-blind Phase II clinical trial. An interim analysis of the Phase II clinical trial is planned at month six, in the first half of 2019, to evaluate TLC399’s duration of clinical benefit.

•	TLC590 is our additional asset within the BioSeizer technology platform, which utilizes the API ropivacaine, a non-opioid anesthetic, and is being developed for post-surgical pain management. We plan to file an IND for TLC590 in the first half of 2018 and to initiate a Phase I/II clinical trial thereafter in the first half of 2018.

•

TLC178 is our proprietary NanoX formulation of the anticancer drug vinorelbine. We are developing TLC178 for the treatment of RMS, a rare form of STS that most frequently occurs in children. In parallel with our efforts in RMS, we also plan to initiate clinical trials evaluating TLC178 in other STSs, for which TLC178 has already received an ODD that can potentially provide marketing exclusivity for seven years, and in NSCLC. We are currently conducting a Phase I/II dose escalation trial in adults with advanced malignancies. We intend to file an IND application for TLC 178 in pediatric RMS in the first half of 2018 and subsequently initiate a pediatric Phase I/II clinical trial in the first half of 2018.

We anticipate that in 2019, these four product candidates will be in pivotal clinical trials. In addition, Ampholipad and Lipo-Dox are two of our generic products that have been approved for sale in Taiwan and Southeast Asia. We have entered into license agreements with third-party distributors to sell our generic products in exchange for royalties.

Since our inception in November 1997 in Taiwan, we have invested most of our resources in developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. Our principal executive office and substantially all of our assets are located in Taiwan. Our revenue to date has consisted primarily of (1) royalties from product sales by our third-party licensees of our generic products, which are approved for sale only in Taiwan and Southeast Asia, and (2) revenue received from our collaborators, including upfront payments and milestone payments. We do not currently have any approved products outside of Taiwan and Southeast Asia and have never generated any revenue from sales of our proprietary product candidates. To date, we have funded our operations through public and private placements of equity securities, royalties received from our third party licensees, upfront payments and milestone payments received from our collaborators, funding from governmental bodies and interest income from investments. Through December 31, 2017, we had raised gross proceeds of NT$5.2 billion (US$175.4 million) from private and public offerings of equity securities, received aggregate gross payments of NT$448.0 million (US$15.1 million) from our collaborators, and received NT$123.0 million (US$4.2 million) in grants and incentives from governmental bodies related to our products and product candidates. Our common shares have been listed on TPEx since December 2012.

As of December 31, 2017, we had cash and cash equivalents of NT$951.7 million (US$32.1 million). Since inception, we have incurred significant operating losses. Our net losses were NT$824.3 million and NT$874.0 million (US$29.5 million) for the years ended December 31, 2016 and 2017, respectively. For the year ended December 31, 2017, we had a total comprehensive loss of NT$877.5 million (US$29.6 million) and an accumulated deficit of NT$874.1 million (US$29.5 million) as of December 31, 2017. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance preclinical activities, manufacturing activities and clinical trials of our product candidates. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company in the United States. Our expenses will also increase as we:

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure in anticipation of commercializing any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

•	hire additional clinical, medical and development personnel;

•	expand our infrastructure and facilities to accommodate our growing employee base;

•	transition our organization from a Taiwan public company to additionally being a public company in the United States; and

•	maintain, expand and protect our intellectual property portfolio.

We believe that the anticipated net proceeds from this offering, together with our existing cash, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs primarily through equity offerings and debt borrowings. Our future funding requirements will depend on and could increase significantly as a result of many factors.

Components of Our Results of Operations

Revenue

Our revenue to date has consisted primarily of (i) royalties from product sales by our third party licensees of our generic products, which are approved for sale only in Taiwan and Southeast Asia, and (ii) revenue received from our collaborators, including upfront payments, and milestone payments. We recognize royalty revenue when the earning process is substantially complete and when realized or realizable. We recognize revenue from upfront payments only if all of the following criteria are met: (1) the amount is fixed and non-refundable; (2) the relevant contract is irrevocable; (3) relevant rights may be at the authorized party’s own disposition; and (4) the party granting authority has no further obligations after passing on the rights to the authorized party. We recognize revenue from milestone payments upon the achievement of the relevant milestone. To date, we have not generated any revenue from non-generic product sales, which we believe to be our largest revenue opportunity, and do not expect to generate any such revenue in the near future. We will not be able to generate revenue from the sale of our proprietary product candidates unless and to the extent our development efforts are successful and result in regulatory approval.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates. We expense research and development costs as incurred. These expenses include primarily:

•	expenses incurred under agreements with CROs, CMOs, as well as investigative sites and consultants that conduct our clinical trials and preclinical studies and other scientific development services;

•	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical study and clinical trial materials;

•	employee-related expenses, including salaries, benefits, travel and share-based compensation for employees engaged in research and development functions;

•	costs related to compliance with regulatory requirements;

•	facilities costs, depreciation and other expenses, which include rent and utilities; and

•	fees for maintaining licenses under our third-party licensing agreements.

We also recognize external development costs upon completion of specific tasks using information provided to us by our service providers. We confirm the costs and make adjustments if necessary.

Our research and development expenses are tracked on a program-by-program basis for our product candidates. Our direct research and development expenses tracked by program consist primarily of external costs, such as fees paid to outside consultants, CROs, and CMOs in connection with our preclinical development, manufacturing and clinical development activities, as well as fees incurred under license agreements. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately presented. We use internal resources primarily to oversee research and discovery as well as for managing our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

The table below summarizes our research and development expenses incurred by program for the periods presented:

	Year ended December 31,
	2016		2017		2017
	(in thousands)
Research and development expense by technology:
NanoX	NT$	138,114	NT$	133,143	US$	4,492
BioSeizer		127,004		240,603		8,117
Other		93,235		60,304		2,035
Indirect research and development expense:
Employee benefit expense (including share-based compensation)		267,821		256,029		8,638
Other indirect research and development expense		110,704		123,173		4,156

Total research and development expense	NT$	736,878	NT$	813,252	US$	27,438

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next several years as we conduct planned clinical trials, increase personnel costs and prepare for regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone and royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements related to our product candidates.

The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with development and commercialization, including the uncertainty of:

•	the scope, progress, outcome and costs of our preclinical development activities, clinical trials and other research and development activities;

•	establishing an appropriate safety profile with IND-enabling studies;

•	successful patient enrollment in, and the initiation and completion of, clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	development and timely delivery of commercial-grade drug formulations that can be used in our clinical trials and for commercial supply;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	significant and changing government regulation;

•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and

•	maintaining a continued acceptable safety profile of our product candidates following any approval.

We may never succeed in achieving regulatory approval for any of our product candidates, including due to unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA, EMA, or any other regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other development activities beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of the applicable product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, benefits, travel and share-based compensation expense for personnel in executive, finance and administrative functions. General and administrative expenses also include professional fees for external legal, consulting, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, insurance and investor and public relations expenses associated with being a U.S. reporting company.

Other Income and Expenses

As a Taiwanese company that conducts extensive research and development activities, we benefit from various governmental subsidies. These subsidies generally aim to partly reimburse approved expenditures incurred in our research and development efforts. The ROC government has awarded us two subsidies in connection with our clinical development of TLC399 totaling NT$48,495 thousand in the aggregate. Of these awards, NT$7,747 thousand has been received to date. The remaining amounts are scheduled to be paid to us over the next two years based on preapproved project plans, subject to adjustment based on the progress of research and development activities.

Government Subsidy Income

We recognize government subsidy income in accordance with our progress in TLC399 clinical development pursuant to our agreements with the Institute for Information Industry which are made on behalf of the Taiwan Ministry of Economic Affairs of the Taiwan government.

The government subsidies are credited to the income statement, under other operating income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or research and development incentive is receivable.

We have applied for additional subsidies related to our clinical development activities in Taiwan and Australia and we expect to continue applying for and using subsidies to support various research and development programs.

Non-operating Income and Expenses

Interest Income

Interest income consists of interest earned on cash held at banks mainly generated from our time deposit accounts.

Finance Costs

Other finance costs primarily consist of interest expense for bank borrowings and finance lease liabilities.

Other Gains and Losses

Other gains and losses consist primarily of net currency exchange gain.

Results of Operations

Comparison of the Years Ended December 31, 2017 and 2016

The following table summarizes our results of operations for the years ended December 31, 2017 and 2016:

	Year ended December 31, 2016		Year ended December 31, 2017		Year ended December 31, 2017		Change		Change
	(in thousands)
Operating revenue	NT$	41,674	NT$	49,635	US$	1,675	NT$	7,961	US$	269
Operating expense
General and administrative expenses		(141,494)		(134,869)		(4,550)		(6,625)		(224)
Research and development expenses….		(736,878)		(813,252)		(27,438)		76,374		2,577

		(878,372)		(948,121)		(31,988)		69,749		2,353

Other income and expenses		5,575		21,148		713		15,573		525

Operating loss		(831,123)		(877,338)		(29,600)		46,215		1,559

Non-operating income and expenses:
Interest income		9,893		5,060		171		(4,833)		(163)
Other gains and losses		417		2,652		90		2,235		75
Finance costs		(2,940)		(3,385)		(114)		(445)		(15)

Total non-operating income and expenses		7,370		4,327		147		(3,043)		(103)

Loss before income tax		(823,753)		(873,011)		(29,453)		(49,258)		(1,662)
Income tax expense		(563)		(951)		(32)		(388)		(13)

Net loss		(824,316)		(873,962)		(29,485)		(49,646)		(1,675)

Other comprehensive income (loss)
Remeasurement arising on defined benefit plans		(346)		(124)		(4)		222		8
Financial statement translation differences of foreign operations		(857)		(3,396)		(115)		(2,539)		(86)

Total other comprehensive loss		(1,203)		(3,520)		(119)		(2,317)		(78)

Total comprehensive loss	NT$	(825,519)	NT$	(877,482)	US$	(29,604)	NT$	(51,963)	US$	(1,753)

Revenue

For the years ended December 31, 2016 and 2017, our revenues were NT$41.7 million and NT$49.6 million (US$1.7 million), respectively, primarily consisting of royalty revenues related to sales of our generic products by our third-party licensees. The increase in revenue year-over-year of NT$7.9 million (US$0.3 million) was primarily due to an increase in royalties derived from sales of our generic products by our third-party licensees.

Operating Expenses

General and Administrative Expenses

For the years ended December 31, 2016 and 2017, our general and administrative expenses were NT$141.5 million and NT$134.9 million (US$4.6 million), respectively. The decrease in general and administrative expenses year-over-year of NT$6.6 million (US$0.2 million) was primarily due to a decrease in share-based compensation expenses resulting from lower fair value of the granted shares calculated based on our stock price and fewer new grants in 2017.

Research and Development Expenses

For the years ended December 31, 2016 and 2017, our research and development expenses were NT$736.9 million and NT$813.3 million (US$27.4 million), respectively. The increase in research and development expenses year-over-year of NT$76.4 million (US$2.6 million) was primarily due to increased clinical trial activities and product candidate manufacturing activities in connection with the development of our product candidate pipeline.

Non-Operating Income and Expenses

For the years ended December 31, 2016 and 2017, non-operating income and expenses were NT$7.4 million and NT$4.3 million (US$0.1 million), respectively. The decrease in non-operating income and expenses year-over-year of NT$3.1 million (US$0.1 million) was primarily due to a decrease in interest income as a result of our lower cash and cash equivalents balance resulting from increased spending on clinical trial activities and product manufacturing activities in connection with the development of our product candidate pipeline.

Total Other Comprehensive Loss

For the years ended December 31, 2016 and 2017, total other comprehensive losses were NT$1.2 million and NT$3.5 million (US$0.1 million), respectively. The increase in total other comprehensive losses year-over-year of NT$2.3 million (US$0.1 million) was primarily due to foreign currency translation losses as a result of the translation of the assets and liabilities and income statement of our foreign subsidiaries into NT dollars using the foreign currency exchange rates as of the balance sheet date.

Liquidity and Capital Resources

Since our inception in 1997, we have invested most of our resources in developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. We do not currently have any approved products outside of Taiwan and Southeast Asia and have never generated any revenue from sales of our proprietary product candidates. To date, we have funded our operations through public and private placements of equity securities, royalties received from our third-party licensees, upfront payments and milestone payments received from our collaborators, funding from governmental bodies and interest income from investments. Through December 31, 2017, we had raised aggregate gross proceeds of NT$5.2 billion (US$175.4 million) from private and public offerings of equity securities, received aggregate gross payments of NT$448.0 million (US$15.1 million) from our collaborators, and received NT$123.0 million (US$4.2 million) in grants and incentives from governmental bodies related to our products and product candidates.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2016		2017		2017
			(in thousands)
Net cash used in operating activities	NT$	(607,719)	NT$	(819,139)	US$	(27,637)
Net cash used in investing activities		(15,678)		(29,491)		(994)
Net cash provided by financing activities		38,412		4,484		151
Effect on foreign currency exchange		(742)		(2,941)		(99)

Net decrease in cash and cash equivalents	NT$	(585,727)	NT$	(847,087)	US$	(28,579)

Net Cash Used in Operating Activities

Operating activities used NT$607.7 million and NT$819.1 million (US$27.6 million) of cash in the years ended December 31, 2016 and 2017, respectively. The net cash used in operating activities for each year related to increased payments for clinical trial activities and product candidate manufacturing activities in connection with the development of our product candidate pipeline.

Net Cash Used in Investing Activities

Investing activities used NT$15.7 million of cash in 2016. The net cash used in investing activities for the year related to investing activities for the purchases of property, plant and equipment of NT$21.4 million, offset in part by a decrease in refundable deposits of NT$7.4 million.

Investing activities used NT$29.5 million (US$1.0 million) of cash in 2017. The net cash used in investing activities for the year related to the purchases of property, plant and equipment of NT$18.1 million (US$0.6 million) and intangible assets of NT$7.2 million (US$0.2 million) and an increase in refundable deposits of NT$6.0 million (US$0.2 million).

Net Cash Provided by Financing Activities

During the year ended December 31, 2016, net cash provided by financing activities consisted of net cash proceeds of NT$38.4 million from our sale and issuance of common shares from treasury stock to our employees of NT$37 million.

During the year ended December 31, 2017, net cash provided by financing activities consisted primarily of net cash proceeds of NT$5.0 million (US$0.2 million) from the issuance of restricted stock to our employees.

Credit Arrangements

We entered into a long-term loan contract with Taiwan Cooperative Bank in September 2015 in the amount of NT$37.8 million with a 1.85% interest rate (fixed interest rate through September 1, 2018, after which it becomes the minimum interest rate). The contract period is from September 2015 to September 2035. Interest is payable monthly for the first three years and payable monthly with an equal amount of principal starting in the fourth year. At December 31, 2017, NT$37.8 million (US$1.3 million) was outstanding under the agreement.

Also in September 2015, we entered into a mid-term loan contract with Taiwan Cooperative Bank in the amount of NT$34.0 million with a floating interest rate initially set at 1.98%. As of December 31, 2016 and 2017, the applicable interest rates were 1.95% and 1.85%, respectively. The contract period is from September 2015 to September 2022. Interest is payable monthly for the first two years and payable semiannually with 5% of the principal beginning in September 2017. The remaining 50% of the principal is due at maturity. Both the long-term loan contract and the mid-term loan contract provided certain of our land and buildings as collateral.

On November 2, 2017, we entered into a short-term loan contract with Taiwan Cooperative Bank in the amount of NT$16.0 million (US$0.5 million) with a 1.95% interest rate. The contract period is from December 28, 2017 to December 28, 2018. Interest is payable monthly.

On December 2, 2016, we entered into a credit agreement with E. Sun Bank for a NT$30.0 million revolving line of credit with a 2.1% interest rate. The line of credit is available from November 28, 2017 to May 28, 2018 and is fully utilized as of December 31, 2017. Interest is payable monthly.

Joint Venture

On January 22, 2018, we entered into a strategic alliance agreement with Jixi governing the formation of a joint venture between us and Jixi. Pursuant to the strategic alliance agreement, at a closing scheduled to occur on February 23, 2018, we will sell to Jixi and Jixi will purchase from us a minority stake in the outstanding shares of our wholly-owned subsidiary, TLCHK, for a total purchase price of US$20.0 million. Please see the section titled “Business — Joint Venture” for more information.

Funding Requirements: Plan of Operation

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance preclinical activities, manufacturing activities and clinical trials of our product candidates. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company in the United States. Our expenses will also increase as we:

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure in anticipation of commercializing any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

•	hire additional clinical, medical and development personnel;

•	expand our infrastructure and facilities to accommodate our growing employee base;

•	transition our organization from a Taiwan public company to additionally being a public company in the United States; and

•	maintain, expand and protect our intellectual property portfolio.

We believe that the anticipated net proceeds from this offering, together with our existing cash, will enable us to fund our operating expenses and capital expenditure requirements for at least the next twenty-four months. We believe that our existing cash will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•	the scope, progress, outcome and costs of our preclinical development activities, clinical trials and other research and development activities;

•	the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	the costs of future activities, including sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	additional revenue, if any, received from royalties on product sales of our generic products, licensing payments and government subsidies, as well as product sales from our proprietary product candidates, should any of our product candidates receive marketing approval;

•	the costs and timing of hiring new employees to support our continued growth;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	whether we are required to repay any amounts received under government subsidies or repay our outstanding indebtedness on an accelerated basis; and

•	the extent to which we acquire additional products, product candidates or technologies.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs primarily through equity offerings and debt borrowings. To the extent that we raise additional capital through the sale of equity or convertible debt, your ownership interest will be diluted. If we raise additional funds through other third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. Additional debt financing, if available, would result in additional debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The tables below summarize our contractual obligations as of December 31, 2017:

	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in thousands of NT$)
Operating lease commitments	108,449	32,999	50,091	25,359	—
Capital lease obligations	52,000	48,000	4,000	—	—
Debt obligation	116,050	49,873	—	—	66,177

	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in thousands of US$)
Operating lease commitments	3,659	1,113	1,690	856	—
Capital lease obligations	1,754	1,619	135	—	—
Debt obligation	3,915	1,682	—	—	2,233

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

We have received governmental subsidies, portions of which may need to be repaid if subsequent government audits reveal inconsistencies between the approved project plans and our actual research and development expenditures. We do not believe that any material amounts we have received to date pursuant to these subsidies would be required to be repaid and, accordingly, have not included them in the table above.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 4 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

We recognize compensation expense for equity awards based on the grant date fair value of the award, and expenses are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted reflects the impact of market vesting conditions and non-market vesting conditions. Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

The grant date fair value of restricted share awards is calculated based on the grant date fair value of the underlying common shares, and is recognized as compensation cost over the vesting period. Our common shares are currently listed in the ROC public market on TPEx and the fair value of our common shares is determined based on the closing price of our common shares as reported on the date of grant. We set the date when employees signed the agreement as the grant date of restricted share awards. For restricted shares where employees have to pay to acquire those shares, if employees resign during the vesting period, they must return the shares that have not met the vesting conditions to us, and we must refund their payments on the shares. We recognize the payments from the employees who are expected to resign during the vesting period as liabilities at the grant date, and recognize the payments from the employees with respect to shares that are expected to eventually vest in capital surplus.

JOBS Act

JOBS Act provides that, among other things, an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. As an EGC, we have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are entitled to rely on certain exemptions as an EGC. We are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street

Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this offering or until we no longer meet the requirements of being an EGC, whichever is earlier.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 3, “Application of new standards, amendments and interpretations,” to our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, which are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations. We maintain significant amounts of cash and cash equivalents that are in excess of federally insured limits in various currencies, placed with one or more financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2017, we had cash and cash equivalents of NT$951.7 million (US$32.1 million). Our exposure to interest rate sensitivity is impacted by changes in the underlying Taiwanese and U.S. bank interest rates. Our surplus cash and cash equivalents have been invested in interest-bearing savings and time deposit accounts from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We have not entered into any interest rate swaps, caps or any contracts hedge to modify our exposure to interest rate movements.

As of December 31, 2017, we also had long-term borrowings of NT$66.2 million (US$2.2 million). We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We have not entered into any interest rate swaps, caps or any contracts hedge to modify our exposure to interest rate movements. At December 31, 2017, if interest rates had been 0.2% higher/lower with all other conditions held constant, net loss for the year ended December 31, 2017 would have been NT$232 thousand (US$7.8 thousand).

Foreign Currency Exchange Risk

We maintain our consolidated financial statements in New Taiwan Dollars, the functional currency of the ROC. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods.

As of December 31, 2017, we had bank deposits denominated in U.S. dollars of US$575 thousand. As of December 31, 2017, we also had other payables denominated in U.S. dollars and Australian dollars of US$741 thousand and of AU$1,466 thousand, respectively. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the U.S. dollar and Australian dollars. Based on a sensitivity analysis performed on our financial position as of December 31, 2017, a hypothetical, unfavorable 1 % movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account offsetting positions, would have increased our net unrealized losses by NT$398 thousand (US$13 thousand).

We do not currently engage in currency hedging activities in order to reduce our currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. Currently, international purchases account for a lower relative percentage of our total purchases so we are less susceptible to impact of exchange rate risk than we would otherwise be if we were dependent on international purchases. Moreover, we have an operating strategy and risk control procedure in place which are designed to allow us to respond to change in the exchange rate quickly and adjust our foreign exchange strategy to minimize exchange risk. See Note 12(2)C to our consolidated financial statements for further disclosure.

BUSINESS

Overview

We are a clinical-stage specialty pharmaceutical company dedicated to the development and commercialization of best-in-class novel nanomedicines that combine our proprietary lipid-assembled drug delivery platform with approved active pharmaceutical ingredients (APIs). We believe that our extensive experience with liposome science allows us to combine onset speed and benefit duration, and to improve API concentrations at target tissues while decreasing unwanted systemic exposures. Our BioSeizer lipid formulation technology enables increased pharmacokinetic (PK) control and local sustained release of APIs at the site of disease or injury and is utilized in our TLC599, TLC399 and TLC590 programs. Our NanoX targeted delivery technology enables prolonged PK profiles and enhanced distribution of liposome-encapsulated APIs at the desired site and is utilized in our TLC178 program. We believe our technologies can be used with a broad range of APIs and enable a simplified and scalable manufacturing process. Because our product candidates use already approved APIs, we are eligible to utilize the streamlined 505(b)(2) regulatory pathway for approval in the United States. We have used our proprietary technology platforms to assemble a diverse product candidate portfolio that targets significant areas of unmet medical need in pain management, ophthalmology and oncology. We anticipate that our four lead product candidates will be in pivotal clinical trials in 2019.

TLC599

Our primary lead product candidate, TLC599, is an intraarticular, or in-joint, injectable BioSeizer formulation of the API steroid dexamethasone sodium phosphate (DSP), which we believe has the potential to become a best-in-class treatment for the management of osteoarthritis (OA) pain. We have completed an open-label Phase I/II clinical trial of 40 patients with knee OA. Patients were randomized to be treated with a single dose of TLC599 at a dose level of either 6mg or 12mg DSP, and then followed up for 12 weeks with the primary efficacy endpoint to assess pain. Clinical and animal studies to date suggest that TLC599 has the following characteristics:

•	Both rapid onset of pain relief, similar to currently marketed immediate release steroids, plus sustained relief beyond the duration of action provided by even recently approved long-acting steroids.

•	Reduced cartilage damage compared to currently marketed drugs that use different steroid APIs.

•	A particle size of approximately 0.4 microns designed to improve joint residence time by being large enough to reduce dispersion from the joint, yet small enough to avoid being scavenged, or consumed, by immune cells in the joint.

•	An ability to use needle sizes ranging from 21 gauge to 30 gauge, allowing for possible expanded administration capabilities, for example into smaller joints such as within the hands and fingers.

•	Possibility for lower cost of goods sold compared to other extended release steroids due to a scalable manufacturing process that uses sterile filtration at the near end stage, rather than an entirely aseptic process from raw material to final product.

We are currently conducting a double-blind, placebo-controlled Phase II clinical trial of TLC599 in 72 patients to evaluate the effects of TLC599 at two different dose levels at multiple time points over a 24-week period in Australia. The primary endpoint of the trial is the mean change from baseline using the Western Ontario and McMaster Universities Osteoarthritis Index (WOMAC) pain subscale at week 12, with a series of secondary endpoints testing for efficacy at weeks one, four, eight, 12, 16, 20 and 24. We completed enrollment of patients in this trial in December 2017 and expect to report topline data from this trial in the second half of 2018. We expect to file an investigational New Drug (IND) application for TLC599 in knee OA in the United States in the second quarter of 2018, and assuming successful results and following an end of Phase II discussion with the U.S. Food and Drug Administration (FDA), we would expect to initiate a pivotal trial in the first half of 2019.

TLC399

Our second product candidate, TLC399, is a multilamellar (multilayered) and multivesicular (membrane enclosed sacs) BioSeizer formulation of DSP for ophthalmology indications. We designed TLC399 to have fast-acting and long-lasting effects when injected into the eye’s vitreous humor to treat macular edema associated with retinal vein occlusion (RVO).

Macular edema is one of the most prominent treatable causes of decreased visual acuity in patients with RVO. In preclinical models, TLC399 achieved therapeutic drug levels in the eye for at least six months after a single administration. An ongoing Phase I safety trial in patients with RVO treated with a single injection of TLC399 and followed up for 12 months has demonstrated encouraging signs of efficacy in both the reduction of retinal central subfield thickness (CST) and in improvements in visual acuity. We submitted an IND for macular edema secondary to RVO indication on November 22, 2013. A randomized, double-blind Phase II clinical trial evaluating three different doses of TLC399 in 66 RVO patients is currently underway. An interim analysis is planned at month six, in the first half of 2019, to evaluate TLC399’s duration of clinical benefit. A current dexamethasone treatment for macular edema due to RVO uses drug eluting implants which are injected into the eye using a needle twice the diameter of the needle used with TLC399, which dramatically increases the risk of conjunctival hemorrhage. We anticipate exploring additional ophthalmic indications for TLC399 in combination with intravitreal anti-vascular endothelial growth factor (anti-VEGF) drugs, such as diabetic macular edema (DME), an indication where other steroid products have previously demonstrated efficacy.

TLC590

Our third product candidate, TLC590, is a BioSeizer formulation of the API ropivacaine and is in development for post-surgical pain management. TLC590 has the potential to offer distinct advantages over other approved extended release products in this indication. In particular, we believe that ropivacaine will confer less cardiovascular and central nervous system toxicity compared to bupivacaine, the API in an extended released formulation that was commercially launched in the United States in 2012. The dense multilamellar structure of TLC590 is capable of providing high concentration drug loading and continuous release of the API which, when administered into the surgical site, is intended to provide both immediate onset and extended pain relief. Based on a rat PK study, we believe TLC590 may provide pain relief for up to three days, compared to two to six hours for immediate release ropivacaine. We had a pre-Investigational New Drug (IND) meeting with the FDA in July 2017 and anticipate filing an IND application in the first half of 2018, and to initiate a Phase I/II trial thereafter in the first half of 2018.

TLC178

Our fourth product candidate, TLC178, which uses our NanoX targeted delivery technology with vinorelbine tartrate as the API to treat rhabdomyosarcoma (RMS), a form of soft tissue sarcoma (STS) that most frequently occurs in children. Non-resectable RMS tumors and tumors that recur after surgery are generally treated with chemotherapeutic agents such as vincristine, dactinomycin, cyclophosphamide, and vinorelbine. In clinical trials of relapsed or refractory RMS, vinorelbine treatment yielded an approximately 36% overall response rate, with four to seven months duration of response. Dose limiting toxicity of vinorelbine is mainly hematological, and TLC178 is designed to enhance the accumulation of vinorelbine in the tumor while limiting systemic exposure, thus reducing hematological toxicity. We submitted an IND for advanced solid tumors/lymphoma indication on August 31, 2016. A Phase I/II dose escalation trial of TLC178 in adult patients with advanced malignancies is currently underway. In conjunction with this trial, we expect to file an IND application for TLC178 in pediatric RMS in the first half of 2018 and subsequently initiate a pediatric Phase I/II trial in the first half of 2018. We have received a Rare Pediatric Disease Designation for TLC178 in RMS, which will qualify TLC178 in this indication for priority review in the United States and may result in the granting of a transferable Priority Review Voucher. We plan to seek initial approval for TLC178 in RMS and believe that a single-arm, response-oriented registration trial may be sufficient for approval. In parallel with our efforts in RMS, we also plan to initiate clinical trials evaluating TLC178 in other STSs, for which TLC178 has already received an Orphan Drug Designation (ODD) that can potentially provide marketing exclusivity for seven years, and in non-small cell lung cancer (NSCLC).

Corporate Information

As of February 5, 2018, we had been granted 38 utility patents worldwide, including nine Taiwan patents, four China patents, six United States patents, five Japan patents, three Korea patents, three Australia patents, four

New Zealand patents, one South Africa patent, one Russian patent, one Canada patent and one Hong Kong patent. We also have 65 patent applications which are under review in the above major markets plus Europe, India, Brazil and Singapore jurisdictions, as well as one pending PCT patent application, relating to our product candidates. The patent terms for TLC599, TLC399 and TLC178 extend into 2033, 2030 and 2034, respectively. If issued, the patent term for TLC590 and a second patent family of TLC399 would extend into 2038 and 2033, respectively.

We were founded in 1997 by Dr. Keelung Hong who also co-founded Hermes Biosciences Inc. (Hermes) in 1998 and served as its Chief Scientific Officer from 1998 to 2005. Dr. Hong is the co-inventor and patent holder of Hermes’ liposomal irinotecan Onivyde. Hermes was acquired by Merrimack Pharmaceuticals, Inc. in 2009 and the Onivyde program was subsequently acquired by Ipsen SA in 2017. Dr. Hong also served as a scientific advisor to Sequus Pharmaceuticals, Inc. (Sequus), which was founded by Dr. Demetrios Papahadjopoulos, a pioneer in liposome development. Sequus was acquired by ALZA Corporation in 1998 after developing its liposomal doxorubicin, Doxil. Dr. Hong has over 35 years of experience in liposome science, accumulating over time at the University of California Berkeley, Stanford University and the Liposome Research Lab at the University of California, San Francisco. During their tenure at our company, Dr. Hong and our Vice President of Research and Development, Dr. Yunlong Tseng, invented our NanoX platform. Our Senior Director of Product and Development, Dr. Sheue Fang Shih, is the inventor of our BioSeizer platform. Our President, George Yeh, leads our seasoned team, Mr. Yeh also served as the Chief Financial Officer at Hermes from 2002 to 2005.

Our team has over 150 years of domestic and global experience in lipids and other life sciences products and drug development expertise. Their accomplishments include gaining the approval of two generic lipid formulation products marketed in Asia. We are headquartered in Taipei, Taiwan, with offices in Hsinchu, Hong Kong, Leiden, Melbourne, Shanghai, South San Francisco and Tokyo.

We are a publicly traded company listed on the Taipei Exchange (TPEx). We have been listed since December 2012 and are consistently ranked in the top 5% in the Corporate Governance Evaluation among all TPEx listed companies.

Pipeline

Though we will require additional capital beyond this offering, including prior to completing pivotal clinical trials for, filing for regulatory approval for, or commercializing any of our product candidates, based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to enable us to begin pivotal trial enrollment for our four lead product candidates, TLC599, TLC399, TLC590 and TLC178.

Our Strategy

Our strategy is to develop and commercialize highly differentiated liposome-based products for indications associated with high unmet medical needs. Our strategy includes the following key components:

•	Rapidly advance our sustained release product candidates.

•	TLC599 for OA pain. We have recently finished enrollment of our randomized, double-blind, placebo-controlled Phase II trial for knee OA pain and expect topline data in the second half of 2018. We intend to launch pivotal trials in the first half of 2019.

•	TLC399 for retinal diseases. Upon completion of our ongoing randomized, double-blind, dose-finding Phase II clinical trial in RVO (expected in 2019), we plan to conduct a pivotal superiority trial comparing TLC399 to an approved dexamethasone treatment. We are also studying opportunities to develop TLC399 in other indications, including DME.

•	TLC590 for post-surgical pain. We concluded a pre-IND meeting with the FDA in July 2017 and anticipate filing an IND application in the first half of 2018 and thereafter initiating a Phase I/II clinical trial in the first half of 2018. After approval for first clinical trial in patients with inguinal hernia repair, we plan to begin enrollment of a Phase I/II clinical trial of TLC590 in patients with bunionectomy, a type of bony tissue surgery, in the second half of 2019 and subsequently initiate the first pivotal trial in bunionectomy.

•	Rapidly advance our targeted delivery product candidates. We are currently conducting a Phase I/II dose escalation trial of TLC178 in adult patients with advanced malignancies. We plan to file an IND application for TLC178 in pediatric RMS in the first half of 2018 and subsequently initiate a pediatric Phase I/II clinical trial. Upon determination of the pediatric maximum tolerated dose (MTD) in Part I, which we expect to complete in the second half of 2019, we plan to initiate Part II, which we believe will be considered a single arm, pivotal trial due to the rarity of pediatric RMS. We also intend to initiate clinical trials in other indications such as NSCLC and STS.

•	Selectively pursue additional indications. We will continue to focus on opportunities where existing pharmacotherapy poses (i) suboptimal tradeoffs in speed of onset versus duration of effect or (ii) inadequate delivery with undesirable systemic exposure.

•	Continue to leverage our proprietary technology. We plan to sustain our leadership position in the development of complex liposomal drugs and provide best-in-class solutions using our proprietary sustained release and/or targeted delivery technologies.

•	Take advantage of opportunities for streamlined regulatory approval. We intend to focus our research and development on product candidates that are eligible for the streamlined 505(b)(2) regulatory pathway. TLC599, TLC399, TLC590 and TLC178 are all 505(b)(2) candidates.

•	Expand our pipeline. We intend to identify additional opportunities for our extensive library of over 50 formulated discovery compounds to be considered for preclinical development, with the aim of submitting at least one new IND application every 18 months.

•

Continue to expand our global market. We plan to continue to increase our global market opportunities by expanding our presence in other countries, particularly in China, including Hong Kong and Macau. In January 2018, we signed an agreement with Jixi Biotechnology Partners (Jixi) to form a joint venture in order to take advantage of China’s recent healthcare regulatory reforms, which we believe will streamline our clinical trials, registration and commercialization processes in China, as well as to bring our products to this market in a capital efficient manner. Upon a successful closing currently expected to occur in February 2018, we will receive a US$20.0 million payment from Jixi in exchange for a minority stake in our wholly-owned subsidiary, TLC Biopharmaceuticals (H.K.) Limited (TLCHK), which will hold exclusive commercialization rights to our products and product candidates in China, including Hong Kong and Macau with certain exceptions (the China Territory). Until the achievement of certain milestones, Jixi has the right to elect to purchase up to US$50.0 million in additional shares of TLCHK, which if exercised, would provide additional capital to the subsidiary to commercialize our products and product candidates in the China Territory. Moreover, we would receive a payment up to US$60.0 million in the event TLCHK is acquired, in addition to any other proceeds resulting from our equity interests in TLCHK at such time.

TLC599

TLC599 is our proprietary BioSeizer formulation of DSP intended for the treatment of OA pain. TLC599 is designed to deliver rapid pain relief and to maintain this pain relief for more than three months.

OA Background

OA is a joint disorder involving the degeneration of the articular cartilage. OA leads to inflammation of the soft tissue and bony structures of the joint. This condition grows more severe over time and leads to progressive thinning of articular cartilage. Symptoms include pain, stiffness, swelling and limitation in the function of the joint. Physicians are currently unable to reverse the progression of OA.

The following graph outlines what we believe to be the standard treatment progression for the treatment of OA pain in the knee:

Figure 1. Typical course of treatment for patients with knee OA

A number of therapeutic options exist to treat the pain associated with knee OA. In the early stage, oral pain medications such as acetaminophen are often prescribed, followed by oral or topical non-steroidal anti-inflammatory drugs (NSAIDs). These oral drugs may have side effects such as stomach pain, heartburn, ulcers, bleeding, headaches, dizziness, liver and kidney problems and high blood pressure. When these therapies fail to alleviate the pain, physicians often prescribe intraarticular, or in-joint, injections of hyaluronic acid or steroid into the affected joint. If the disease continues to progress, patients may eventually require joint replacement surgery, such as total knee arthroplasty, which is expensive and may require substantial recovery time.

According to the Arthritis Foundation, there were an estimated 30.8 million OA patients in the United States in 2015, with the number of patients expected to grow as a result of aging, obesity and sports injuries. According to data published in October 2010 by the National Institutes of Health, an estimated 20% of Americans will be over the age of 65 and at an increased risk for OA.

Limitations of Current Treatments in OA

Approved intraarticular treatments include steroids and hyaluronic acid viscosupplements. While steroid injections can provide rapid pain relief, the effect generally only lasts for two to four weeks post injection. In addition, clinical guidelines suggest limiting intraarticular steroid injections in any given joint. Currently approved dexamethasone preparations are freely soluble in water and can therefore be taken up rapidly by cells, leading to a quicker onset of effect as compared to other steroids, but suffer from a concomitant reduced duration of action. The American Academy of Orthopedic Surgeons has stated that they cannot recommend using hyaluronic acid for patients with symptomatic knee OA due to a lack of efficacy.

While an extended release steroid formulation for knee OA pain was recently approved by the FDA, this product uses a steroid called triamcinolone acetonide (TA) instead of DSP as the API. TA may lead to the destruction of cartilage filler proteins called proteoglycans, resulting in chondrotoxicity, or toxicity to the cartilage, which DSP has not been shown to do. A randomized, placebo-controlled, double-blind clinical trial of intra-articular triamcinolone versus saline for moderate knee OA in 140 patients was conducted from June 2011 to January 2015 at Tufts Medical Center to determine the effects of 40mg of TA on cartilage loss using annual knee magnetic resonance and on knee pain using the WOMAC index. 119 patients completed the study; those who received 40mg immediate release TA four times per year for two years had significantly greater cartilage loss than those receiving placebo, with no significant differences in pain scores between the two groups. The currently marketed long-acting steroid is not intended for repeat administration.

Despite the use of currently available intraarticular treatments, many OA patients experience persistent and worsening pain, which has the potential to lead to opioid abuse. Therefore, joint replacement surgery, such as total knee arthroplasty, is generally the last option for the treatment of OA. Due to the expense of surgery and the limitations of treatments administered to prevent such surgeries, we believe there is a need for a safe alternative treatment that could provide both rapid and sustained relief from OA pain, which would reduce the risk of opioid abuse, and potentially delay the need for joint replacement surgery. Postponing joint replacement surgery, such as total knee arthroplasty, may further decrease the chance of requiring a second “revision” surgery in the patient’s lifetime, which is typically even more complicated and costly than the initial surgery.

Our Solution: TLC599

TLC599 is our proprietary BioSeizer formulation of DSP designed to provide sustained pain management over an extended period of more than three months. We believe TLC599 has distinct advantages over current anti-inflammatory products in knee OA because it has the potential to enable patients to receive both immediate and sustained benefit from the local delivery of a highly potent and clinically validated steroid, DSP, that typically has a very short half-life. Our clinical data suggests that we may be able to achieve a best-in-class duration of action for an intraarticular steroid. Furthermore, we believe that the selection of DSP as our API will confer less chondrotoxicity, enabling safer repeat dosing.

We believe that TLC599 has the potential to provide long-lasting pain relief due to our process of encapsulating the steroid through our BioSeizer technology. Specifically, TLC599 traps DSP in multiple layers and pockets of liposome, much like the structure of an onion. As time progresses, the layers of these multilamellar and multivesicular vesicles slowly peel off, freeing the DSP that was trapped, or seized, and resulting in a consistent release of the API over time.

The greater solubility of DSP has limited its routine use in knee OA because of its tendency to dissolve and not stay localized in the knee. Our formulation of DSP in TLC599 exploits the fact that DSP is amphipathic (contains both polar (water-soluble) and nonpolar (not water-soluble) portions in its structure). We believe this amphipathic property is well-suited for liposome-based formulations as it allows the active drug molecule to be entrapped into the aqueous portion in the interior volume of the liposome and associated with the vesicle surface through molecular interactions. This formulation also provides free, non-entrapped drug for immediate therapeutic relief while the lipid-entrapped drug is gradually released over a long period of time through hydrolysis and oxidation of the lipids resulting in the lipid bilayer breakdown. Accordingly, TLC599 is designed to convert DSP’s key limitation for treating knee OA, its solubility, into an asset, enabling long residence time in the knee with continuous slow release.

DSP has a five-fold increased anti-inflammatory potency compared to TA, allowing more activity to be delivered with a smaller quantity of drug. In in vivo and in vitro studies, DSP did not cause the chondrotoxicity that has been seen with TA. We believe the selection of DSP as the API for TLC599 will confer less chondrotoxicity.

TLC599 Preclinical Toxicology Relative to TA

According to published data, in a recent human chondrocyte in vitro study of various steroids, Decadron, which is the brand name for DSP, showed the least chondrotoxicity (comparable to negative control). Kenalog, the brand name for TA, which is the API used in the recently approved long-acting steroid for OA knee pain, doubled chondrocyte cell death versus control.

Figure 2. Human chondrocyte in vitro studies – DSP is least toxic

In our recent in vivo toxicity studies, we examined cartilage damage, proteoglycan loss and the suggested underlying chondrotoxicity of DSP in the joint space in two species (canines and rabbits). We injected a single 12mg dose of DSP into canine knee joints and two 1.2mg doses, once on day 0 and another one month later, into rabbit knee joints. Any loss in proteoglycan would suggest cartilage damage and underlying chondrotoxicity. Proteoglycan loss was evaluated by cationic dyes that stain proteoglycans. The more proteoglycan presence there is, the more intense the staining. Histology slide images at two weeks, one month, and three months after injection for both single-injection canines and repeated-dose rabbits demonstrated no intensity changes, indicating neither cartilage damage nor proteoglycan loss. We are conducting a single and repeated dose study in canines with up to 18mg of DSP. In a 2014 preclinical study conducted by the long-acting TA steroid approved for single administration, TA (18.75mg), extended release TA (2.1mg, 6.25mg and 18.75 mg), blank microsphere as well as diluent control were administered into canine knee joints and evaluated for proteoglycan loss with cationic dyes that stain proteoglycans. With the control demonstrating normal staining, both the TA and extended release TA showed reduced staining one month post treatment, implying proteoglycan loss and underlying chondrotoxicity.

Figure 3. Proteoglycan staining of the cartilage in canines and rabbits — TLC599 is cartilage sparing compared to TA or Extended Release TA (ER TA)

TLC599 Phase I/II Data

In our open-label Phase I/II clinical trial completed in 2016, 40 subjects in Taiwan with moderate to severe knee OA were enrolled and randomly assigned to one of two groups to receive a single intra-articular dose TLC599 at a dose levels of either 6mg or 12mg DSP and were then followed up for efficacy and safety evaluation over 12 weeks. Visual Analog (VAS) pain and WOMAC scores were utilized as the efficacy measurement instruments. The VAS pain score is a measurement instrument where a patient selects their pain level on a linear scale from 0 to 100 millimeters (with 100 as the worst pain imaginable). The WOMAC is a set of standardized questionnaires used by health professionals to evaluate the condition of patients with knee OA, including pain (max score=20), stiffness (max score=8), and physical functioning (max score=68) of the joints. Higher WOMAC scores indicate worse pain, stiffness and functional limitations.

The data from this Phase I/II clinical trial demonstrated that single doses of TLC599 containing 6mg DSP or 12mg DSP led to rapid decrease, or improvement, in both the VAS pain and WOMAC scores. This exploratory trial only included TLC599 treatment groups and did not make statistical comparisons to a placebo or active control treatment. After a single injection of TLC599, decreases in VAS and WOMAC were observed at the first follow up visit at one week post-injection and persisted without notable loss of effect through the end of the trial at 12 weeks, as shown in the following figures. At baseline, the mean VAS score assessed by all 40 subjects was 64.1 (± 11.9 standard deviation (SD)). The mean value of WOMAC total score was 36.20 (± 18.73 SD) while the mean subscale scores in pain, stiffness and physical function were 7.40 (± 3.84 SD), 2.70 (± 1.80 SD) and 26.10 (± 13.92 SD), respectively.

Figure 4. Phase I/II efficacy of TLC599 in knee OA — onset within one week, persisted to week 12

Figure 5. Phase I/II efficacy of TLC599 in knee OA — onset within one week, persisted to week 12

This trial provided preliminary efficacy data of change in WOMAC scores from baseline throughout the trial period. The extent of decrease in WOMAC score also exceeded the minimally clinically important difference cutoff according to the Outcome Measures in Rheumatology-Osteoarthritis Research Society International, a new OA pain measurement tool, indicating the improvement in symptoms was clinically meaningful. Under this new tool, responder criteria is improvement of ≥ 20% and an absolute change > 10 points on 0–100 scale in both WOMAC pain and WOMAC function score.

Figure 6. TLC599 resulted in clinically meaningful response in WOMAC—Pain and WOMAC—Function subscales in Phase I/II trial of knee OA

		Week
WOMAC-Pain		0	1	4	8	12
6mg DSP, n=20	% Improvement	0%	-50%	-46%	-48%	-45%
	Mean absolute change (normalized to 0-100 scale)	0.0	-18.0	-16.5	-17.0	-16.3
12mg DSP, n=20	% Improvement	0%	-51%	-46%	-55%	-50%
	Mean absolute change (normalized to 0-100 scale)	0.0	-19.5	-17.5	-21.0	-19.3

		Week
WOMAC-Function		0	1	4	8	12
6mg DSP, n=20	% Improvement	0%	-52%	-49%	-48%	-48%
	Mean absolute change (normalized to 0-100 scale)	0.0	-19.8	-18.8	-18.3	-18.4
12mg DSP, n=20	% Improvement	0%	-52%	-54%	-54%	-53%
	Mean absolute change (normalized to 0-100 scale)	0.0	-20.0	-21.0	-20.8	-20.7

In comparison to TLC599’s near peak decreases in pain scores achieved within one week, a recently approved extended release formulation of TA at one week only achieved approximately half of peak pain reduction, as observed from the approved TA product’s Phase 3 double-blind, randomized, single intra-articular-injection trial results, which examined efficacy of a 40mg dose compared with placebo and TCA in people with moderate to severe OA knee pain, with primary endpoints measured in change form baseline to week 12 in the weekly mean of the average daily pain intensity scores. We believe that the combination of rapid onset of pain relief and long-term suppression of this pain are key distinguishing features of TLC599 that will be welcomed by both patients and clinicians.

Intra-articular injection of TLC599 in knee OA was well tolerated. No serious adverse events (SAE) or adverse events (AE) leading to withdrawal were reported in this trial. There were only two treatment-related AEs, both of mild hyperglycemia (elevated blood sugar).

Cortisol levels were monitored because cortisol can disrupt glucose homeostasis, which would be a potential concern in patients with diabetes as a comorbidity. During this trial, the value of plasma cortisol decreased after TLC599 injection but remained within the normal range and gradually elevated over time for both dose levels, as shown in the following figure:

Figure 7. Plasma cortisol levels in Phase I/II clinical trial of TLC599 remained in the normal range

TLC599 Ongoing Phase II Clinical Trial

We have started a double-blind, placebo-controlled Phase II clinical trial to explore the safety and treatment efficacy of two different dose levels of TLC599 compared to placebo in patients with knee OA.

In this Phase II clinical trial, recruitment has been completed, with 77 knee OA patients (all at least 50 years old, with moderate degeneration and VAS scores of 50-90) randomized into three different trial groups (at least 24 patients in each trial group), each receiving a single administration of either: 1) TLC599 containing 12mg DSP, 2) TLC599 containing 18mg DSP, or 3) a placebo control (saline). To date, no SAEs or withdrawals due to an AE have been reported in this trial. We expect that the introduction of a TLC599 dose group with 18mg DSP will provide a more durable response and higher three-month responder rate after a single-dose drug administration compared to the 12mg dose. We believe that the results from this trial with the inclusion of a control group will help to confirm the preliminary efficacy data demonstrated in our Phase I/II clinical trial and provide valuable information to us in designing pivotal clinical trials.

We are evaluating single-dose intra-articular injections of TLC599 compared to placebo, at day zero (baseline), day three and weeks one, four, eight, 12, 16, 20 and 24, as shown in the following figure.

Figure 8. TLC599 Phase II clinical trial design

The primary endpoint of this ongoing trial is the change from baseline in the WOMAC-pain subscale at week 12. Other analysis such as change from baseline in WOMAC-pain subscale at weeks 16, 20 and 24 are included in the secondary endpoints. Safety and efficacy will be assessed at day three, week one and every four weeks up to 24 weeks.

TLC599 Planned Pivotal Trials

We expect to file an IND application for TLC599 in the second quarter of 2018. Assuming positive results from the ongoing Phase II clinical trial and following an end of Phase II meeting with the FDA, we plan to initiate two randomized pivotal Phase III clinical trials. In the first pivotal Phase III clinical trial, which we expect to initiate in the first half of 2019, we plan to assess the safety and efficacy of a single intraarticular administration of TLC599 in patients with knee OA for up to 24 weeks. In the second randomized pivotal Phase III clinical trial, which we expect to initiate in 2019, we plan to assess the safety and efficacy of repeated intraarticular administration of TLC599 in patients with knee OA for up to 52 weeks.

TLC599 – Expanded Indications

Following an approval of TLC599 for OA knee pain, we anticipate conducting other trials of TLC599 in additional indications, including OA of the hip and frozen shoulder, as well as erosive OA of the hands and fingers, given TLC599’s ability to be administered through small needle injections.

The FDA has indicated that our proposal to seek approval of TLC599 using the regulatory 505(b)(2) pathway is reasonable. We have received patents from the USPTO for the method of treating arthritis, with terms extending into 2033, and intend to file additional patent applications covering TLC599 based upon additional research and clinical development.

TLC599 – Market Research Study

A market survey was conducted by a third party, ZS Associates, on our behalf to better understand the market potential and potential pricing for TLC599 in the United States. The research was comprised of a quantitative survey of 100 physicians and a set of qualitative interviews with nine physicians.

Based on the results of the market survey, we believe that sustained release steroids are positioned to occupy a previously vacant niche in the moderate knee OA pain market. Based on a hypothetical profile of TLC599 which assumed superior efficacy to the recently approved ER TA product (0.3 reduction from baseline compared to ER TA, an efficacy duration of 16 weeks, a one-week timespan to peak pain relief, less toxicity and possibility for repeat dosing), the market survey indicated that TLC599 could achieve usage in up to 26% of the total U.S. moderate knee OA patient population, likely due to improvements in duration and efficacy, relative to the current standard of care. In this hypothetical scenario, the recently approved ER TA would have a 6% usage rate.

Based on interviews with five different medical directors of payer organizations, we also believe that TLC599 could justify benchmarked pricing to that of the approved ER TA. We also believe that an additional price premium would be possible if TLC599 is able to achieve the hypothetical profile stated above, demonstrating superior efficacy and less toxicity than the recently approved ER TA product.

TLC399

Following the same design concept of TLC599, TLC399 is our proprietary BioSeizer formulation of DSP intended as an intravitreal, or in-eye, injection for the treatment of macular edema due to RVO. TLC399 in preclinical models has been shown to provide therapeutic levels of DSP in the eye for at least six months after a single administration. A Phase I safety trial has demonstrated encouraging signs of efficacy in both the reduction of retinal CST and improvements in visual acuity. A larger randomized, double-blind, dose finding Phase II clinical trial is underway. We chose TLC399’s first indication as macular edema due to RVO because we believe it provides the most rapid path to both proof of concept for the approach and subsequent approval. We are also evaluating opportunities to develop TLC399 in DME in combination with intravitreal anti-VEGF drugs.

RVO Background

RVO is a sight-threatening disorder resulting from a blockage of one of the veins carrying blood out of the retina. RVO is estimated to affect more than 16 million adults worldwide, according to a 2010 study published in the Journal of Ophthalmology. United States data reported in JAMA Ophthalmology in 2008 indicate a 15-year incidence of 500 new cases of central retinal vein occlusion (CRVO) per 100,000 population and 1,100 branch retinal vein occlusion (BRVO) cases per 100,000 population. In RVO, the blockage of a retinal vein can lead to poor blood circulation, low oxygen and often inflammation. RVO is associated with macular edema, an abnormal thickening of the central area of the retina. Development of macular edema is a common occurrence in multiple retinal disorders besides RVO, such as DME.

There are two primary pharmacologic treatments currently used for the treatment of macular edema due to RVO: intravitreal injections of anti-VEGF drugs and intravitreal steroid injections. The current standard treatment for macular edema associated with RVO involves intravitreal injections of anti-VEGF drugs, such as ranibizumab, aflibercept or bevacizumab. Ranibizumab and aflibercept are approved for monthly treatments in RVO while bevacizumab is used in a similar fashion, but off-label. Anti-VEGF drugs are effective in significantly improving vision in approximately 45% of patients with macular edema associated with RVO, and steroid treatment is often recommended for patients who fail to respond to anti-VEGF treatment. These treatments typically involve injections of TA or dexamethasone.

Limitations of Current Steroid Treatments for Macular Edema Due to RVO

There is currently a marketed steroid injection to treat macular edema due to RVO in the form of dexamethasone intravitreal implant, in which a solid polymer implant is inserted into the vitreous cavity. The duration of effect persists for approximately one to three months after onset; however, it takes up to six months for the implant to dissolve. In clinical trials for this steroid implant, 23% of patients experienced conjunctival hemorrhage. Other adverse reactions from the implant include complication of device insertion (implant misplacement), device dislocation, endophthalmitis, hypotony (very low intraocular pressure) and retinal detachment.

Our Solution: TLC399

TLC399 is designed to release therapeutic levels of dexamethasone in the eye for periods greater than six months. We believe TLC399 has distinct advantages over other ocular products, with the potential to provide therapeutic benefit for much longer periods. Dexamethasone levels in the eye have been shown to be maintained for greater than six months in preclinical studies using TLC399, while similar studies with the dexamethasone intravitreal implant in animals have only been shown to maintain these levels for approximately 35 days. We believe the interim results from our ongoing open-label Phase I clinical trial demonstrate the potential to provide therapeutic benefits over an extended period, with some RVO patients continuing to show improvement one year after initial treatment.

In addition to potential extended duration of action, TLC399 may provide meaningful advantages in the method of administration. An approved dexamethasone product uses drug eluting implants injected into the eye using a needle 2.3 times larger than the diameter of the needle used with TLC399, which is a standard 30-gauge needle. We believe this smaller needle can drastically reduce the risk of conjunctival hemorrhaging due to a smaller insertion wound.

TLC399 Preclinical Findings

In an internal preclinical animal study conducted in 2009 in Taiwan, TLC399 demonstrated the delivery of therapeutically relevant doses of dexamethasone in the eye over a much longer period of time than DSP. DSP that was directly injected into the eye was undetectable within one day of administration. Dexamethasone implants can sustain therapeutic levels of dexamethasone in animals for approximately 35 days. Dexamethasone levels after administration of TLC399, however, were maintained for at least 200 days in the rabbit model receiving a 100mM phospholipid (PL) formulation in our PK study.

Figure 9. TLC399 delivers therapeutically relevant doses of dexamethasone over a period of at least 200 days in preclinical studies in rabbits

TLC399 Ongoing Clinical Trials

We are conducting a Phase I clinical trial in Taiwan with TLC399 in patients with macular edema due to RVO in order to characterize the safety of different doses. As of December 2017, a total of seven subjects have been enrolled in this trial; however, two subjects did not receive the correct study medication, resulting in five evaluable subjects. Of the five evaluable subjects, four had BRVO and one had CRVO. Efficacy has been assessed in a first cohort of four subjects who completed 12 months of follow-up after a single injection of TLC399, three receiving a dose of 0.36mg DSP and one receiving a dose of 0.6mg DSP. In these subjects, there were improvements in best corrected visual acuity (BCVA), or the best possible vision a person can achieve with corrective lenses, and decreases in CST which were sustained for six to 12 months. At month six after treatment, all subjects had improvements in BCVA, ranging from five to 18 letters (one to three lines) on the vision chart.

All subjects also had improvements in CST after treatment, and two of the four subjects achieved target CST levels less than 310 micrometers which were maintained through 12 months. This trial is not blinded and does not have a control treatment group, and the statistical significance of these results was not assessed. One evaluable patient has received a dose of 0.24mg DSP and is currently being followed; an additional 18 patients are planned to be dosed at this dose level.

Figure 10. Decrease in CST over 12 months after single intra-vitreous TLC399 injection

Among the seven enrolled subjects, there were 19 treatments-related AEs, all for eye-related events of mild to moderate severity, with no unexpected serious adverse reactions or patient withdrawals due to AEs. One commonly known feature about intra-vitreous steroid injection is the increase of intraocular pressure. During our trial, four of the seven subjects required the use of medication to control intraocular pressure. Two of these intraocular pressure elevations were considered as SAEs, and both were considered possibly or probably related to study medication treatment. All intraocular pressure elevations were considered manageable with eye drops. Vitreous opacity, or the appearance of “floaters” in the eye, was reported in all evaluable patients but improved within one to two months after trial drug administration.

A Phase II clinical trial of TLC399 in 66 patients with macular edema due to RVO was initiated in 2017 and is currently ongoing at 20 sites in the United States. Last patient enrollment is expected in the first half of 2018. This trial has three groups receiving a single intravitreal dose at one of three different dose levels of TLC399: 0.36mg DSP with 100mM PL in 30µL solution, 0.6mg DSP with 100mM PL in 50µL solution, or 0.6mg DSP with 50mM PL in 50µL solution. The primary endpoint is defined as the proportion of subjects with BCVA gain of 15 or more letters on the eye chart from baseline in the trial eye at six months, with evaluation of BCVA and CST through 12 months as secondary endpoints. Safety measurements include monitoring for elevated intraocular pressure. The trial design and the scheduled visits for evaluation are illustrated in the following figure. An interim report is planned for the first half of 2019. We plan to initiate a pivotal trial for TLC399 for macular edema due to RVO in the second half of 2019.

Figure 11. TLC399 Phase II clinical trial design

TLC399 Planned Trial in Combo Therapy for DME

We plan to have discussions with the FDA to explore the potential of TLC399 as a combination therapy for other indications. Following these discussions, we plan to initiate a Phase II clinical trial evaluating a combination treatment of TLC399 with anti-VEGF in patients with DME.

The FDA has indicated that our proposal to seek approval of TLC399 using the regulatory 505(b)(2) pathway is reasonable. We have received patents from the USPTO for the composition of TLC399 and for the method of reducing complications of ocular DSP, with terms extending into 2029 and 2033, and intend to file additional patent applications covering TLC399 based upon additional research and clinical development.

TLC590

One additional asset within the BioSeizer technology platform is TLC590, which utilizes the API ropivacaine, a non-opioid anesthetic, and is being developed for post-surgical pain management. We plan to file an IND for TLC590 in the first half of 2018.

Post-Surgical Pain Background

According to the World Bank, approximately 96 million surgical procedures were performed in the United States in 2012. Most surgical patients experience post-surgical pain, but less than half of these patients receive adequate pain relief according to a study published in the Journal of Pain by the American Pain Society in February 2016. This ongoing discomfort has been shown to negatively affect patient outcomes. Ongoing pain can increase recovery time and lead to longer hospital stays and readmissions, thereby increasing non-reimbursed hospital costs. The current treatment of post-surgical pain may include wound infiltration with local anesthetics combined with the administration of opioid and NSAID analgesics. Opioids are effective but can also cause many undesirable side effects such as sedation, nausea and vomiting, inhibition of bowel function and dependency or addiction, among others. Respiratory depression is a possible life-threatening complication of opioid use.

A liposomal formulation of bupivacaine indicated for administration at the surgical site to produce post-operative analgesia was commercially launched in the United States in 2012. This drug demonstrated significant reduction in pain intensity in the first two to six hours, with efficacy up to 24 hours post-surgery, but showed minimal to no difference in mean pain intensity compared to placebo between 24 and 72 hours after administration. Local anesthetic systemic toxicity is also a risk of immediate and extended release bupivacaine, as demonstrated in statistical analysis of the FDA Adverse Event Reporting System. Immediate release ropivacaine exhibits reduced cardiotoxicity and central nervous system toxicity compared to bupivacaine, but ropivacaine suffers from a relatively short half-life. In addition to the existing unmet need of extended release ropivacaine for prolonged pain control, adequate immediate pain control can be elusive, with some physicians co-administering non-liposomal, or immediate release, bupivacaine in addition to liposomal bupivacaine to augment post-operative pain control.

Our Solution TLC590

TLC590 has been formulated for immediate release of the API that is equivalent to the administration of free drug, with an effective half-life that is approximately 20 times longer. Based on preclinical experiments, we anticipate that a single injection of TLC590 will result in not only immediate effect, but will also yield at least 72 hours of clinical effectiveness. We believe TLC590 to have competitive advantages over current extended release bupivacaine anesthetics due to our selection of a safer API. Ropivacaine has been shown to exhibit less cardiotoxicity and central nervous system toxicity than bupivacaine. Ropivacaine that is loaded into TLC590’s dense multilamellar, or multiple-layered, lipids formulation is released slowly as each layer peels off and dissolves. We also expect that the simplified manufacturing process which requires sterile filtration at the near-end stage will reduce cost of goods sold.

Figure 12. TLC590 extends the effective half-life of ropivacaine by approximately 20 fold in rat models

We plan to submit an IND application for TLC590 in the first half 2018, followed by Phase I/II clinical trial initiation in the first half of 2018. We expect to have topline data in the first half of 2019 and initiate a pivotal trial in the second half of 2019.

TLC178

TLC178 is our formulation of the anticancer drug vinorelbine utilizing NanoX. We are developing TLC178 for the treatment of RMS, a rare form of STS that most frequently occurs in children. Vinorelbine is a vinca alkaloid chemotherapy agent commonly used off-label to treat RMS and other sarcomas. TLC178 is a formulation of vinorelbine loaded into liposomes using the NanoX encapsulation technology, which is designed to reduce toxicity and improve efficacy with fewer administrations. In April 2017, the FDA granted TLC178 a Rare Pediatric Disease Designation in RMS, which will qualify TLC178 for submission of a new drug application in this indication for priority review, which can reduce the standard ten-month FDA review time to six months. In July 2017, the FDA also granted TLC178 an ODD for the treatment of STS. If TLC178 is approved for the treatment of STS, the ODD will provide marketing exclusivity for up to seven years.

We are initially developing TLC178 for relapsed or refractory pediatric RMS. We believe that the increased specificity of TLC178 for tumor versus non tumor tissue through the use of our NanoX technology, which utilizes enhanced permeability and retention (EPR) effects, will enable greater dose intensity, with attendant benefits in antitumor response without impairing the safety profile. In particular, we believe that TLC178 will have significantly lower myelosuppression, a condition in which bone marrow activity is decreased that results in fewer red blood cells, white blood cells and platelets, resulting in a lower rate of severe neutropenia, a decrease in neutrophils, which defend against bacteria and infections. Due to the rarity of this disease and the current unmet need for standardized therapies, we expect to be able to perform one single-arm, response-oriented pivotal trial to demonstrate a clinically meaningful benefit supporting approval.

In parallel with our efforts in RMS, we also plan to initiate clinical trials evaluating TLC178 in other STSs, for which TLC178 has already received an ODD that can potentially provide marketing exclusivity for seven years, and in NSCLC.

RMS Background

RMS is a tumor that develops from skeletal muscle precursors. It often affects children in the first decade of their lives and results in tumors that are located at various sites in the body such as the head, neck, arms, legs, trunk and urinary and reproductive organs. RMS is a rare disease with 350 new cases diagnosed in the United States each year.

Surgical excision of the tumor, when possible, is the primary treatment for RMS. However, for patients with advanced disease, prognosis is poor. Current recommendations include multidrug chemotherapy, often containing vincristine, dactinomycin and cyclophosphamide. Less than 20% of patients with metastatic RMS respond to aggressive multimodality treatment, and up to 30% of RMS patients relapse within three years of diagnosis. Most patients with recurrent RMS will die within one year of relapse (a median survival time of 0.82 years), and, with a five-year survival rate of less than 20%, there are currently no established guidelines for chemotherapy in the relapse setting. Little meaningful improvement in the treatment of this disease has been observed over the last 30 years.

STS Background

There are more than 50 histological subtypes of STS, which are associated with unique clinical, prognostic and therapeutic features. The rarity and heterogeneity of the disease render STS difficult to study and to treat. In the United States, the incidence of diagnosed STS is approximately 12,310 new cases per year, leading to approximately 5,000 deaths annually. The heterogeneity of STS poses a challenge to a standard chemotherapy approach. For most patients with unresectable or metastatic disease, chemotherapy is primarily palliative. Ifosfamide and doxorubicin are routinely used for these patients, with response rates of 50 to 60%. However, it is unclear if the treatment improves overall survival, which remains at approximately 12 to 18 months for these patients. Olaratumab, a platelet-derived growth factor receptor α blocking antibody, has recently been granted accelerated approval by showing improved median overall survival in an open-label, randomized, active-controlled trial with 133 patients. Other treatment options for second-line therapeutic regimens remain very limited and are only recommended for palliative therapy.

NSCLC Background

According to a 2017 American Cancer Society analysis, lung cancer is the leading cancer death in the United States with 155,870 deaths every year. Lung cancer is also the second most common cancer in the United States with 222,500 new cases annually. NSCLC constitutes 80% of all types of lung cancer. Adenocarcinoma and squamous cell carcinoma are major histological subtypes of NSCLC. Most patients are diagnosed with advanced disease and cannot be cured. Immunotherapy, several targeted therapies and platinum-based doublet chemotherapy are first-line treatment options for advanced disease.

Somatic mutations involving epidermal growth factor receptors (EGFR), which are receptor proteins that span the cell membrane, whose constant activation produces uncontrolled cell division (also known as EGFR-sensitizing mutation) is the most common and well established driver mutation in lung adenocarcinoma in Asian populations, with an incidence rate of 47.9%; however, the incidence of EGFR-sensitizing mutation is only 19.2% in Western populations. Other druggable driver mutations, such as anaplastic lymphoma kinase or ROS1 gene arrangements, are not common, with an incidence rate of less than 5%. Immunotherapy, such as programmed cell death protein 1 (PD-1) antibody, is most active in patients with high programmed death-ligand 1 (PD-L1) expressing tumors (tumor proportion score > 50%). The prevalence of high PD-L1 expression is approximately 28%.

For those NSCLC patients without driver mutations and with low PD-L1 expression, combination cytotoxic chemotherapies are recommended as first-line treatment according to the 2017 American Society of Clinical Oncology Clinical Practice Guideline. For patients who progressed after first line combination cytotoxic chemotherapy who are not responsive to first-line immunotherapy or contraindicated to second line immunotherapy, there exists a need to identify a better salvage regimen to decrease the risk of cross-resistance and also reduce toxicity.

Our Solution: TLC178

TLC178 is a liposomal intravenous injection formulation of vinorelbine we are evaluating in STS, specifically RMS. A Phase I/II open-label dose escalation clinical trial of TLC178 in patients with advanced malignancies is currently underway.

Vinorelbine is a chemotherapeutic agent that is a member of a class of agents known as microtubule inhibitors that work by preventing cell division. Vinorelbine has been approved by the FDA for use in NSCLC since 2000. The FDA-approved label for vinorelbine states that the safety and effectiveness of vinorelbine in pediatric patients have not been established and showed no meaningful clinical activity in various pediatric cancers; toxicities were similar to those reported in adult patients. The referenced trial was conducted in 46 patients, including 21 with STS, 21 with central nervous system tumors and four with neuroblastoma, with 29 considered evaluable (only seven evaluable patients with STS). The full trial report and data were not submitted for FDA review.

Subsequently, published trials with vinorelbine in pediatric patients conducted by the Children’s Oncology Group and other international working groups have shown its potential applications in RMS and other STSs. In several trials targeting relapsed or refractory RMS (11 patients for monotherapy vinorelbine in Kuttesch 2009, 50 patients for combo vinorelbine and cyclophosphamide (VNB+CTX) in Minard-Colin 2012, eight patients for combo VNB+CTX in Casanova 2004), vinorelbine treatment consistently yielded an overall response rate of approximately 36%, with four to seven months duration of response (total of 69 patients in three trials). These trials also demonstrated that vinorelbine was less likely to cause neuropathy than other drugs in the same class such as vincristine. Because of its anticancer activity in this setting and its safety profile, vinorelbine is currently used off-label in RMS and other sarcomas and we believe that based on recent trends in demonstrating potential new indications for previously approved drugs through “Real-World Evidence” the FDA may consider expanding indications for vinorelbine to include the treatment of RMS. Vinorelbine is recommended as an option for RMS by the National Comprehensive Cancer Network (NCCN) guidelines. Vinorelbine is often used in combination with the alkylating agent cyclophosphamide for treatment of sarcomas.

We believe that TLC178 has the capacity to dramatically improve the selective delivery of vinorelbine to tumor versus non-tumor tissue. We evaluated TLC178 and standard vinorelbine alone or in combination with cyclophosphamide in a mouse RMS xenograft study. In the study, TLC178 resulted in total drug exposure levels at the tumor site that were 5-fold higher than standard vinorelbine. These higher, sustained levels of active drug resulted in higher anti-tumor efficacy.

Figure 13. TLC178 can control tumor growth more effectively than free vinorelbine when used in combination with cyclophosphamide (CPA) in a mouse xenograft model of human alveolar RMS

(Note: 10mg/kg in the mouse is approximately equivalent to the therapeutic vinorelbine dose of 30mg/m2 in humans.)

Although vinorelbine demonstrates its potential antitumor activities in pediatrics, it also has significant hematological toxicities. In a third-party conducted trial, which took place from September 1998 to August 2001, of 33 children with advanced sarcomas, grade 3 to 4 neutropenia occurred in 63% of patients. With most liposomal chemotherapeutics (for example, Doxil), the liposomal formulation exhibits less toxicity than the free form. Therefore, we believe TLC178 with preferential distribution to tumor tissue through EPR effect will have reduced systemic toxicity compared to free vinorelbine.

Vinorelbine and gemcitabine (GEM) have been reported to be active in STS and NSCLC. For STS, GEM plus vinorelbine (GV) showed a 25% clinical benefit rate with one complete response lasting longer than one year in one single arm trial with 40 patients. GV regimen has also been listed in NCCN guidelines for STS. For NSCLC, GV has been studied as a front-line treatment with a 25% to 36% response rate. The incidence of grade 4 neutropenia observed was 9% to 25%. Compared to previous TAX317 and TAX320 data in second line treatment, the response rate of single agent docetaxel at the dose of 75mg/m2 was approximately 7% and the rate of grade 4 neutropenia was 54% to 67%. These studies have shown that GEM and vinorelbine can be an active and well-tolerated regimen in advanced NSCLC.

Accordingly, we plan to develop TLC178 in combination with GEM for patients with STS and NSCLC. We expect TLC178 in combination with GEM might be able to achieve further efficacy improvement in terms of treatment response rate and duration of response in STS and NSCLC.

Our Plan for TLC178

As of January 2018, we have enrolled eight patients in our ongoing Phase I/II dose escalation clinical trial evaluating the safety, tolerability and PKs of TLC178 in adults. So far, no hematological adverse events such as neutropenia, anemia or thrombocytopenia have been observed, and there have been no treatment-related SAEs or adverse events leading to withdrawal.

After the safety profile has been initially established in adults, we intend to file an IND application for TLC178 in pediatric RMS in the first half of 2018 and subsequently initiate a pediatric Phase I/II trial in the first half of 2018. We have submitted a pre-IND meeting request to the FDA to discuss our plan to initiate the pediatric trial in RMS. Pending feedback from the FDA, we expect the pediatric trial to be a Phase I/II clinical trial. Part I, a Phase Ib maximum tolerated dose (MTD) finding trial for TLC178 plus cyclophosphamide (CTX) combo regimen, will enroll pediatric patients with relapsed or refractory sarcomas. Part II, a single-arm pivotal clinical trial, which we plan to initiate in the second half of 2019, will enroll approximately 40 pediatric patients with relapsed or refractory RMS, with the intent to build substantial evidence of clinical meaningful benefits in objective response rate and duration of response (ORR/DoR). Assuming positive results from the trial, we plan to submit a New Drug Application (NDA) for RMS along with the Priority Review Voucher request.

For adult indications, we expect to initiate a Phase I MTD finding trial with two to three cohorts for TLC178 plus GEM combo regimen in patients with a group of cancer types, such as NSCLC, esophageal and bladder cancers, which have been shown to be responsive to GV regimens. We plan to conduct a single arm, Phase II clinical trial in 100 to 200 patients to evaluate the efficacy and safety of TLC178 in combination with GEM for second-line therapy of STS. We believe any positive efficacy result in terms of better ORR with more durable response could reasonably predict clinical benefit in patients with relapsed or refractory STS after first-line therapy. For NSCLC, we plan to initiate a randomized, Phase II/III seamlessly adaptive-design clinical trial to evaluate the safety and efficacy of TLC178 in combination with GEM versus docetaxel for patients who have disease progression after platinum-based regimen and/or immunotherapy. The goal of this NSCLC trial would be to provide evidence that a TLC178 plus GEM combination regimen could demonstrate significant superiority to the current standard of care (docetaxel) with a potentially better safety profile.

Figure 14. Clinical development plan for TLC178 in pediatric and adult indications

BioSeizer Lipid-based Formulation Platform

Our product candidates are the direct result of our proprietary lipid formulation platform. TLC599, TLC399 and TLC590 all incorporate the BioSeizer technology. BioSeizer is our proprietary, lipid-based drug delivery system which can entrap both small molecule and large molecule APIs and then slowly release them. The release profile of encapsulated compounds or proteins can be adjusted by modulating the compositions of lipid components and altering the manufacturing processes.

Lipid molecules, such as phospholipids, contain two domains, a hydrophilic, or water-loving, head and a hydrophobic, or water-repelling, tail. In a solution with water, lipid combinations could naturally create bilayers in which the hydrophobic tails are aligned with each other facing away from the aqueous portion of the solution while the hydrophilic heads face the water. Lipid bilayers are key components of cell membranes, nuclear membranes and other membrane structures in the cell.

Figure 15. Depiction of the hydrophilic head and hydrophobic tail of a phospholipid molecule (top) and assembly of these PL into a bilayer structure (bottom)

By carefully modifying lipid combination and the process of bilayer formation, we drive these phospholipids into vesicles called liposomes as well as into more complex structures. Each of these structures has unique drug release properties and our ability to control the formulation enables us to tailor the PK of each product candidate to specific clinical needs.

Figure 16. Lipid bilayers can form various types of liposomes including small univesicular (SUV), large univesicular (LUV), giant univesicular (GUV), multilamellar, and multivesicular vesicles

Figure 17. Micrograph of mixed liposome composition of TLC399

We believe the advantages of BioSeizer compared to other formulation technologies include:

•	Ability to deliver biologics (e.g., antibodies) or small molecules

•	Ability to design the API’s releasing profile.

•	Providing immediate availability of free API.

•	Prolonging the retention time of APIs at the disease site.

•	Reducing the side effects of APIs due to systemic exposure.

•	Fully biodegradable components.

•	Protection by composition of matter patents.

Unlike other extended release formulations, BioSeizer formulations are not implants or large-size particles. Rather, BioSeizer formulations allow local injections into sensitive tissues such as the eye or inflamed joints using much smaller gauge needles, an advantage that we believe will be welcomed by both patients and clinicians. In contrast to processes used for many other injectable products, our manufacturing process uses sterile filtration at near-end stage, rather than an entirely aseptic process from raw material to final product.

In addition to our existing pipeline programs, we believe BioSeizer can be applied to a broad range small molecule and large molecule drugs. For example, as a part of our plan to further expand into the field of ophthalmology, we intend to formulate an anti-VEGF antibody with BioSeizer for ocular administration. In an in vivo study, free anti-VEGF antibody and BioSeizer formulated anti-VEGF antibody were intravitreally injected into rabbit eyes and the concentrations of active anti-VEGF antibody in vitreous humor were monitored over 113 days by enzyme-linked immunosorbent assay (ELISA). Results showed that the concentration of BioSeizer formulated anti-VEGF antibody maintained steady at levels far beyond the effective concentration of 0.5µg/mL, all the way to 113 days, while the free, or unformulated, anti-VEGF antibody concentration went below 0.5µg/mL within 50 days. These data suggest that the efficacy of anti-VEGF antibodies can be prolonged from one to two months to at least four months when engaged with our proprietary BioSeizer technology.

Figure 18. BioSeizer + anti-VEGF demonstrated much longer duration than anti-VEGF alone in rabbits

NanoX Lipid Formulation Platform

The NanoX platform is the cornerstone of the TLC oncology portfolio. NanoX is a proprietary, next generation liposome technology which we believe can overcome the shortcomings of existing remote loading technologies that can only be applied to a certain class of anticancer compounds, anthracyclines (e.g., Doxil/Caelyx). NanoX is a novel drug loading vesicle of small unilamellar (single layered) liposomes of approximately 100nm (±20nm) mean diameter employing a novel combination of counter-ions to create an ionic gradient for active drug loading.

Figure 19. CryoEM image of NanoX technology

We believe the advantages of NanoX compared to existing remote loading technologies include:

•	More options for payload selection, including vinca alkaloids and camptothecins

•	Greater stability to support longer shelf-life

•	Prolonged circulation time by decreased clearance

•	Efficient particle size (100±20nm) to deliver more payload to the tumor tissue through EPR effect, which takes advantage of the leakiness of new blood vessels that grow to support tumors

•	Potential for decreased toxicity due to preferential distribution to tumor tissue

•	Ability to be applied to both small and large molecules

•	No exposure to organic solvents, which might lead to denaturation of the protein API, during the manufacturing process

•	A robust, scalable and replicable manufacturing process

We aim to utilize this platform to select APIs that have been widely used in clinical practice with confirmed activity against certain cancers. We believe that NanoX-encapsulated APIs could achieve better toxicity profiles, reduced dosing frequency, and possibly improved efficacy in terms of higher response rate and more durable response due to tissue targeting delivery and prolonged circulation time.

We believe NanoX could also be developed as an antibody-conjugated variant for next-generation tissue/cellular targeting delivery. Furthermore, we believe that the payload-antibody ratio for antibody-conjugated NanoX could reach over 50, an order of magnitude improvement in efficiency over conventional with commonly less than eight. We have performed a series of in vitro studies to demonstrate the potential for active targeting delivery to the receptor-bearing cells through a cellular internalization process.

Approved Generic Products

Ampholipad and Lipo-Dox are our two generic products that have been approved for sale in Taiwan and Southeast Asia. We have entered into license agreements with third party distributors to sell our generic products in exchange for royalties.

Ampholipad. Ampholipad, our approved product in Taiwan and Macau, is a liposomal formulation of amphotericin B for systemic fungal infection. Ampholipad is capable of delivering highly effective doses with a more desirable toxicity profile compared to other marketed formulations of amphotericin B products. Ampholipad is manufactured by Yung Shin Pharmaceuticals Ind. Co., Ltd., which is in compliance with GMP guidelines set forth by The Pharmaceutical Inspection Convention and Pharmaceutical Inspection Co-operation Scheme (PIC/S).

Lipo-Dox. Lipo-Dox is a liposomal encapsulated doxorubicin product which was approved by Taiwan’s Department of Health in 1998 for the treatment of breast cancer, ovarian cancer, and AIDS-related Kaposi’s sarcoma and multiple myeloma. Lipo-Dox, with its PEGylated liposomes design, reduces the rate at which the active substance is broken down, allowing it to circulate in the blood for a longer period of time. Lipo-Dox also reduces effects on non-cancer tissues and cells, hence has reduced cardiotoxicity compared to free form doxorubicin. Lipo-Dox has been licensed to TTY Biopharm Co., Ltd., a Taiwanese pharmaceutical company which is in compliance with GMP guidelines set forth by PIC/S, for manufacturing and distribution in Taiwan and Southeast Asia.

Manufacturing

We currently utilize contract manufacturing organizations (CMOs) to produce our preclinical and clinical product candidate supplies. We believe our proprietary BioSeizer and NanoX platforms are highly compatible with various chemicals and manufacturing processes, allowing us to incorporate various APIs in these lipid-based formulations. Manufacture of lipid-based formulations is a complex process, and there are a limited number of contract manufacturing sites with lipid-based formulation experience. Particle size is a key attribute to a lipid-based product and is difficult to control. Production batch sizes are currently generally limited for commercial scale-up due to the potential variations in physicochemical properties that may occur during scale-up processes. We believe we have the scientific know-how, however, to deliver reproducible and scalable production, up to 400 liters. We are working with our CMOs to support increasing clinical trial demand and planning for commercialization.

TLC599 and TLC399. Our TLC599 and TCL399 product candidates are manufactured by Yung Shin Pharmaceuticals, Ind. Co., Ltd (YSP), a Taiwan based, cGMP-compliant manufacturer and global supplier for a wide variety of injectable products. YSP is subject to regular inspection by the Taiwan Food and Drug Administration.

TLC590. Our TLC590 product candidate is manufactured by Bioserv Corporation (Bioserv). Bioserv is registered with the FDA. The FDA conducts annual inspections of Bioserv’s facility.

TLC178. Our TLC178 product candidate is manufactured by Hospira Australia Pty Ltd (Hospira). Hospira, a subsidiary of Pfizer, is a global, commercial-scale supplier of cGMP-compliant for a wide variety of injectable products. Hospira is subject to regular inspection by the FDA and the Therapeutic Goods Administration.

Competition

The biopharmaceutical industry is intensely competitive and subject to rapid and significant technological change. Our current and potential future competitors include large and specialty pharmaceutical and biotechnology companies, academic research institutions, governmental agencies and public and private research institutions. Several of these companies have robust drug pipelines, readily available capital and established research and development organizations.

We believe the key competitive factors that will determine the success of our product candidates, if approved, are efficacy, durability, safety, ease of administration, price and the availability of reimbursement from government and other third-party payors. In particular, our product candidates rely on improving existing APIs through application of our proprietary lipid formulation technologies. Because these APIs are generic or will be generic before our product candidates are approved, and have established market share and familiarity with patients, physicians and healthcare payors, we will need to demonstrate meaningful superiority in efficacy and/or safety compared to the generic APIs in order to justify premium pricing and gain market share for our product candidates, if approved.

TLC599

We are initially developing TLC599 for OA pain. Current approved intraarticular treatments of OA pain include steroids and hyaluronic acid viscosupplements. Immediate-release steroids are generic, and therefore available at prices that are significantly below the price we would expect to charge for TLC599, if approved. We believe ZILRETTA, an extended-release intraarticular steroid marketed by Flexion Therapeutics, Inc., is our most direct competitor with respect to TLC599. We believe our ability to compete with immediate-release steroids and ZILRETTA will depend primarily on whether TLC599 demonstrates superior duration of pain relief and whether TLC599 proves to be safer, particularly with respect to chondrotoxicity, compared to ZILRETTA.

TLC399

We are initially developing TLC399 for the treatment of macular edema associated with RVO. Current approved treatments for macular edema associated with RVO includes intravitreal injections of anti-VEGF drugs and intravitreal steroid injections. Macular edema due to RVO is also currently treated with steroid injections in the form of dexamethasone intravitreal implants. We believe Ozurdex, marketed by Allergan, Inc., is our most direct competitor with respect to TLC399.

TLC590

We are initially developing TLC590 for the treatment of post-surgical pain management. Numerous post-operative pain treatments exist, including local analgesics, opioids and elastomeric pumps. We believe that EXPAREL, marketed by Pacira Pharmaceuticals, Inc., and Heron Therapeutics, Inc.’s product candidate HTX-011, an extended release formulation of bupivacaine and meloxicam currently in a Phase III clinical trial, are our most direct competitors with respect to TLC590. In addition, TLC590 will compete against other extended release products currently used for post-surgical pain management.

TLC178

We are initially developing TLC178 for the treatment of relapsed or refractory pediatric RMS. Although there are no FDA approved products for RMS, current treatment options include vinorelbine, doxorubicin, irinotecan, topotecan and trabectedin, which are all conventional chemotherapy drugs.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources than we do, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

Joint Venture

On January 22, 2018, we entered into a strategic alliance agreement with Jixi governing the formation of a joint venture between us and Jixi. Pursuant to the strategic alliance agreement, at a closing scheduled to occur on February 23, 2018 (Closing), we will sell to Jixi and Jixi will purchase from us a minority stake in the outstanding shares of our wholly-owned subsidiary, TLCHK, for a total purchase price of US$20.0 million. On the Closing date we will also enter into certain agreements with Jixi and/or TLCHK, including but not limited, to a commercialization agreement (Commercialization Agreement) and a shareholders’ agreement (Shareholders’ Agreement), in substantially the forms that we have negotiated with Jixi.

Pursuant to the Commercialization Agreement, we will grant TLCHK the exclusive right to commercialize certain of our current products and product candidates that we have developed, including, but not limited to, TLC599, TLC399 and TLC178 (TLC Products), in the China Territory. In addition, for so long as we continue to hold a certain percentage of the equity interests in TLCHK, TLCHK will have the option, without further consideration, to obtain exclusive commercialization rights in the China Territory for any future product candidates we develop. TLCHK will be required to use commercially best efforts, at its cost, to commercialize the TLC Products in the China Territory. We will be required to provide TLCHK with certain support for commercialization of the TLC Products, including, but not limited to, arranging for the commercial supply of any approved products, at TLCHK’s cost, personnel training and providing clinical test data and production assistance. TLCHK has also agreed, during the term of the Commercialization Agreement and for a certain period of time thereafter, not to compete with any TLC Products.

The Commercialization Agreement has an initial term of 20 years, which begins after the Closing and will be automatically renewed for 10 years upon the expiration of the initial term. Each party may terminate the agreement as a result of the other party’s uncured material breach. The agreement will automatically terminate if we are not provided with the following rights that we are owed under the Shareholders’ Agreement: our right to maintain a minimum percentage if we perform certain obligations and our right to receive acquisition proceeds upon a change in control of TLCHK under certain conditions, each as described below.

Pursuant to the Shareholders’ Agreement, Jixi has a right of first offer with respect to additional equity investments in TLCHK prior to the time that specified clinical development, regulatory and manufacturing milestones are achieved with respect to the TLC Products or at future times if we and TLCHK enter into additional development agreements for any future product candidates that TLCHK elects to develop and commercialize for within the China Territory. If Jixi exercised in full its additional equity investment rights, and assuming no further issuances of equity by TLCHK, Jixi would pay to TLCHK a total of US$50.0 million for the newly issued shares and would own a majority of the equity interest in TLCHK. If Jixi does not exercise its additional investment rights, we would then have the right to make such additional investments or to decline and seek new third-party investors in TLCHK. We and Jixi also have a pro-rata right of first offer to subscribe for any additional shares that TLCHK may issue. Pursuant to the Shareholders’ Agreement, we and Jixi also agreed to maintain the size of TLCHK’s board of directors at three members. Under certain conditions, Jixi has the right to require that we buy back any or all of the TLCHK shares then held by Jixi. In the event of a change in control of TLCHK under certain conditions, we would have the right to receive up to US$60.0 million from the proceeds of such a transaction in addition to any other amounts resulting from our equity interests in TLCHK at such time. We also have the right to maintain a minimum percentage of equity interest in TLCHK if we perform our obligations required by certain other agreements entered into in connection with the joint venture, without further consideration payable by us to maintain the minimum percentage. The Shareholder’s Agreement will terminate upon the consummation of an initial public offering of the shares of TLCHK unless earlier terminated by written agreement among the parties.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, proprietary technologies, manufacturing and process discoveries and other know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing on our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing or in-licensing United States and foreign patents and patent applications related to our proprietary technology, inventions and improvements that we believe are important to the development and implementation of our business. We also rely on trademarks, trade secrets, know-how, continuing technological innovation, and potential in-licensing opportunities to develop and maintain our proprietary position.

We can provide no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technologies, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties. Even issued patents may later be found unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. We cannot provide any assurance that any patents will be issued from our pending or any future applications or that any potentially issued patents will our intellectual property.

As of February 5, 2018, we have been granted 38 utility patents worldwide, including nine Taiwan patents, four China patents, six United States patents, five Japan patents, three Korea patents, three Australia patents, four New Zealand patents, one South Africa patent, one Russian patent, one Canada patent and one Hong Kong patent. As of February 5, 2018, we also had 65 patent applications pending and under review in the above major markets plus Europe, India, Brazil and Singapore jurisdictions, as well as one pending PCT patent application, relating to our product candidates, with expected expiry dates not earlier than between 2029 and 2038.

We own all of the patents and patent applications relating to our four lead product candidates.

TLC599

Our TLC599 intellectual property portfolio includes two issued patents and 14 patent applications. Our issued patents cover the methods of use of TLC599, were granted in the United States and Taiwan, and are expected to expire in 2033. Our patent applications cover the methods of use of TLC599 and are pending and under review in the United States, South Africa, Singapore, Russia, New Zealand, Korea, Japan, India, Hong Kong, Europe, China, Canada, Brazil and Australia, with expected expiry dates of 2033.

TLC399

Our TLC399 intellectual property portfolio includes 19 issued patents and 21 patent applications. Our issued patents cover the composition of matter of TLC399, were granted in Taiwan, the United States, South Africa, Russia, New Zealand, Korea, Japan, Hong Kong, China and Australia, and are expected to expire between 2026 and 2033. Our patent applications cover the composition of matter of TLC399 and are pending and under review in Taiwan, the United States, South Africa, Russia, Korea, India, Hong Kong, Europe, China, Canada and Brazil, with expected expiry dates between 2029 and 2033.

TLC590

Our TLC590 intellectual property portfolio includes one patent application, which covers the composition of matter of TLC590 and is pending and under review in the United States, with an expected expiry date of 2038.

TLC178

Our material TLC178 intellectual property portfolio includes two issued patents and 15 patent applications. Our issued patents cover the composition of matter of TLC178, were granted in Taiwan and the United States, and are expected to expire in 2034. Our patent applications cover the composition of matter of TLC178 and are pending and under review in Taiwan, the United States, South Africa, Singapore, Russia, New Zealand, Korea, Japan, India, Hong Kong, Europe, China, Canada, Brazil and Australia, with expected expiry dates of 2034.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the USPTO delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

The patent terms of novel treatment method claim for TLC599 (US 9,789,062), composition claim for TLC399 (US 8,753,673) and composition claim for TLC178 (US 9,700,511) at least extend into 2033, 2030 and 2034, respectively. For TLC590 and TLC399, the patent terms of novel composition claims would extend into 2038 and 2033 respectively if issued.

In addition to patents, we have filed for trademark registration with the USPTO for “NanoX,” “Doxisome,” “Nano X,” and “tlc Taiwan Liposome Company.” Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our collaborators, employees and consultants and invention assignment agreements with our employees. We also have or intend to implement confidentiality agreements or invention assignment agreements with our collaborators and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our product or product candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future product candidates may have an adverse impact on us. Since patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially longer, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference or opposition proceedings brought by third parties or declared by the USPTO. For more information, see “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, packaging, recordkeeping, tracking, approval, import, export, distribution, advertising and promotion of our products.

U.S. Government Regulation of Drug Products

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (FFDCA) and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	nonclinical laboratory and animal tests that must be conducted in accordance with good laboratory practices;

•	submission of an IND, which must become effective before clinical trials may begin;

•	approval by an independent institutional review board (IRB) for each clinical site or centrally before each trial may be initiated;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed product candidate for its intended use, performed in accordance with good clinical practices (GCPs);

•	submission to the FDA of an NDA and payment of user fees;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•	pre-approval inspection of manufacturing facilities and selected clinical investigators for their compliance with cGMP and GCPs;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	FDA approval of an NDA to permit commercial marketing for particular indications for use; and

•	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (REMS) and the potential requirement to conduct post-approval studies.

The testing and approval process requires substantial time, effort and financial resources. Preclinical studies include laboratory evaluation of drug substance chemistry, pharmacology, toxicity and drug product formulation, as well as animal studies to assess potential safety and efficacy. Prior to commencing the first clinical trial with a product candidate, we must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical studies may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the conduct of the clinical trial by imposing a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may not result in FDA authorization to commence a clinical trial.

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, as well as amendments to previously submitted clinical trials. Further, an independent IRB for each trial site proposing to conduct the clinical trial must review and approve the plan for any clinical trial, its informed consent form and other communications to trial subjects before the clinical trial commences at that site. The IRB must continue to oversee the clinical trial while it is being conducted, including any changes to the trial plans.

Regulatory authorities, an IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk, the clinical trial is not being conducted in accordance with the FDA’s or the IRB’s requirements, if the drug has been associated with unexpected serious harm to subjects, or based on evolving business objectives or competitive climate. Some studies also include a data safety monitoring board, which receives special access to unblinded data during the clinical trial and may advise us to halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

In general, for purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

•	Phase 1—Studies are initially conducted to test the product candidate for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution and excretion in healthy volunteers or subjects with the target disease or condition. If possible, phase 1 trials may also be used to gain an initial indication of product effectiveness.

•	Phase 2—Controlled studies are conducted with groups of subjects with a specified disease or condition to provide enough data to evaluate the preliminary efficacy, optimal dosages and dosing schedule and expanded evidence of safety. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

•	Phase 3—These clinical trials are undertaken in larger subject populations to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded subject population at multiple clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. These trials may be done globally to support global registrations so long as the global sites are also representative of the U.S. population and the conduct of the trial at global sites comports with FDA regulations and guidance, such as compliance with GCPs.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 studies may be made a condition to be satisfied after approval. The results of Phase 4 studies can confirm the effectiveness of a product candidate and can provide important safety information.

Clinical trials must be conducted under the supervision of qualified investigators in accordance with GCP requirements, which includes the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, and the review and approval of the trial by an IRB. Investigators must also provide information to the clinical trial sponsors to allow the sponsors to make specified financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Information about some clinical trials, including a description of the trial and trial results, must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active pharmaceutical ingredients imported into the United States are also subject to regulation by the FDA relating to their labeling and distribution. Further, the export of investigational drug products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FFDCA. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and the IRB and more frequently if SAEs occur.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Orange Book Listing

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book.

Any applicant who files a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA (1) that no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) that such patent has expired; (3) the date on which such patent expires; or (4) that such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a Paragraph IV certification. Generally, the 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the 505(b)(2) NDA applicant challenges a listed patent through a Paragraph IV certification.

If the applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the holder of the NDA for the reference listed drug and the patent owner once the application has been accepted for filing by the FDA. The applicant may also elect to submit a ‘‘section viii’’ statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. The NDA holder or patent owner may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification prevents the FDA from approving the application until the earlier of 30 months from the date of the lawsuit, expiration of the patent, settlement of the lawsuit, a decision in the infringement case that is favorable to the applicant or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where a 505(b)(2) NDA applicant files a Paragraph IV certification, the NDA holder or patent owner regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of a 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation.

Exclusivity

The FDA provides periods of non-patent regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace for the innovation represented by its approved drug for a period of three or five years following the FDA’s approval of the NDA. Five years of exclusivity are available to new chemical entities (NCEs). An NCE is a drug that contains no active moiety that has been approved by the FDA in any other NDA. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds, or other noncovalent, or not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound), or clathrate (i.e., a polymer framework that traps molecules), of the molecule, responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed.

If a product is not eligible for the NCE exclusivity, it may be eligible for three years of exclusivity. Three-year exclusivity is available to the holder of an NDA, including a 505(b)(2) NDA, if one or more new clinical trials, other than bioavailability or bioequivalence trials, was essential to the approval of the application and was conducted or sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDAs for the particular condition of the new drug’s approval or the change to a marketed product, such as a new formulation for a previously approved drug. Five-year and three-year exclusivity will not delay the submission or approval of a 505(b)(1) NDA; however, an applicant submitting a 505(b)(1) NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.

In addition, under the Generating Antibiotic Incentives Now (GAIN) Act, which was enacted as part of the Food and Drug Administration Safety and Innovation Act (FDASIA), which was signed into law in July 2012, the FDA may designate a product as a qualified infectious disease product (QIDP). In order to receive this designation, a drug must qualify as an antibiotic or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by either (1) an antibiotic or antifungal resistant pathogen, including novel or emerging infectious pathogens, or (2) a so-called “qualifying pathogen” found on a list of potentially dangerous, drug-resistant organisms to established and maintained by the FDA. A sponsor must request such designation before submitting a marketing application. Upon approving a marketing application for a QIDP-designated product, the FDA will extend by an additional five years any non-patent marketing exclusivity period awarded, such as a three-year exclusivity period awarded for new clinical investigations of previously approved products. This extension is in addition to any pediatric exclusivity extension awarded, and the extension will be awarded only to a drug first approved on or after the date of enactment of the GAIN Act. The GAIN Act prohibits the grant of an exclusivity extension where the application is a supplement to an application for which an extension is in effect or has expired, is a subsequent application for a specified change to an approved product, or is an application for a product that does not meet the definition of QIDP based on the uses for which it is ultimately approved.

Hatch Waxman Amendments and the 505(b)(2) Regulatory Approval Process

Section 505 of the FFDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A regulatory 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A regulatory 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy, but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. Specifically, the applicant may rely upon the FDA’s prior findings of safety and efficacy for an approved product that acts as the reference listed drug for purposes of a 505(b)(2) NDA. The FDA may also require 505(b)(2) applicants to perform additional studies or measurements to support any changes from the reference listed drug. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the 505(b)(2) applicant. Lastly, the FDA permits marketing applications through Section 505(j), which establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application (ANDA). An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product. ANDAs are termed “abbreviated” because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing. The generic version must deliver the same amount of active ingredients into a subject’s bloodstream in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval, and priority review, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

Under the fast track program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the drug candidate. To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address an unmet medical need, or that the drug qualifies as a QIDP under the GAIN Act. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides additional opportunities for interaction with the FDA’s review team and may allow for rolling review of NDA components before the completed application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. However, FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. The FDA may decide to rescind the fast track designation if it determines that the qualifying criteria no longer apply.

In addition, a sponsor can request breakthrough therapy designation for a drug if it is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are eligible for intensive guidance from FDA on an efficient drug development program, organizational commitment to the development and review of the product including involvement of senior managers, and, like fast track products, are also eligible for rolling review of the NDA. Both fast track and breakthrough therapy products are also eligible for accelerated approval and/or priority review, if relevant criteria are met.

Under the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. A drug candidate approved on this basis is subject to rigorous post marketing compliance requirements, including the completion of Phase 4 or post approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post approval studies, or confirm a clinical benefit during post marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated approval regulations are subject to prior review by FDA.

Once an NDA is submitted for a product intended to treat a serious condition, the FDA may assign a priority review designation if FDA determines that the product, if approved, would provide a significant improvement in safety or effectiveness. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Under the current PDUFA agreement, these six and ten month review periods are measured from the 60-day filing date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review from the date of submission. Most products that are eligible for fast track breakthrough therapy designation are also likely to be considered appropriate to receive a priority review.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. In addition, the manufacturer of an investigational drug for a serious or life threatening disease is required to make available, such as by posting on its website, its policy on responding to requests for expanded access. Furthermore, fast track designation, breakthrough therapy designation, accelerated approval and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

NDA Submission and Review by the FDA

Assuming successful completion of the required clinical and preclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA. The submission of an NDA requires payment of a substantial user fee to the FDA. These user fees must be filed at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application.

In addition, under the Pediatric Research Equity Act, an NDA or supplement to an NDA for a new active ingredient, indication, dosage form, dosage regimen or route of administration must contain data that are adequate to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirements.

The FDA must refer applications for drugs that contain active ingredients, including any ester or salt of the active ingredients, that have not previously been approved by the FDA to an advisory committee or provide in an action letter a summary of the reasons for not referring it to an advisory committee. The FDA may also refer drugs which present difficult questions of safety, purity or potency to an advisory committee. An advisory committee is typically a panel that includes clinicians and other experts who review, evaluate and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontracts, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCPs.

Once the FDA receives an application, it has 60 days to review the NDA to determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. The FDA’s NDA review times may differ based on whether the application is a standard review or priority review application. The FDA may give a priority review designation to drugs that are intended to treat serious conditions and provide significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (PDUFA), the FDA has set the review goal of 10 months from the 60-day filing date to complete its initial review of a standard NDA for a new molecular entity (NME) and make a decision on the application. For non-NME standard applications, the FDA has set the review goal of 10 months from the submission date to complete its initial review and to make a decision on the application. For priority review applications, the FDA has set the review goal of reviewing NME NDAs within six months of the 60-day filing date and non-NME applications within six months of the submission date. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal and the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding the submission.

Once the FDA’s review of the application is complete, the FDA will issue either a Complete Response Letter (CRL) or approval letter. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing, or other information or analyses in order for the FDA to reconsider the application. The FDA has the goal of reviewing 90% of application resubmissions in either two or six months of the resubmission date, depending on the kind of resubmission. Even with the submission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

The FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product, or impose other conditions, including distribution restrictions or other risk management mechanisms. For example, the FDA may require a REMS as a condition of approval or following approval to mitigate any identified or suspected serious risks and ensure safe use of the drug. The FDA may prevent or limit further marketing of a product, or impose additional post-marketing requirements, based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements, FDA notification and FDA review and approval. Further, should new safety information arise, additional testing, product labeling or FDA notification may be required.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed or may include contraindications, warnings or precautions in the product labeling, which has resulted in a Black Box warning. The FDA also may not approve the inclusion of labeling claims necessary for successful marketing. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require Phase 4 post-marketing studies to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-marketing studies.

Post-approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including manufacturing, periodic reporting, product sampling and distribution, advertising, promotion, drug shortage reporting, compliance with any post-approval requirements imposed as a conditional of approval such as Phase 4 clinical trials, REMS and surveillance, recordkeeping and reporting requirements, including adverse experiences.

After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any approved products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and to list their drug products, and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMPs and other requirements, which impose procedural and documentation requirements upon us and our third-party manufacturers.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented, or FDA notification. FDA regulations also require investigation and correction of any deviations from cGMPs and specifications, and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in withdrawal of marketing approval, mandatory revisions to the approved labeling to add new safety information or other limitations, imposition of post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS program, among other consequences.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA. Physicians, in their independent professional medical judgement, may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. We, however, are prohibited from marketing or promoting drugs for uses outside of the approved labeling.

In addition, the distribution of prescription pharmaceutical products, including samples, is subject to the Prescription Drug Marketing Act (PDMA), which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. The Drug Supply Chain Security Act also imposes obligations on manufacturers of pharmaceutical products related to product and tracking and tracing.

Failure to comply with any of the FDA’s requirements could result in significant adverse enforcement actions. These include a variety of administrative or judicial sanctions, such as refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, cyber letters, modification of promotional materials or labeling, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, debarment, injunctions, fines, consent decrees, corporate integrity agreements, refusals of government contracts and new orders under existing contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment. It is also possible that failure to comply with the FDA’s requirements relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Any of these sanctions could result in adverse publicity, among other adverse consequences.

Other Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of medical products and drug formulations that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or kind, in exchange for, or to induce, either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers on the other hand. The Patient Protection and Affordable Care Act (PPACA) amended the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to commit a violation. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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the federal false claims and civil monetary penalties laws, including the civil False Claims Act (FCA), which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program. In addition, the PPACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act;

•	the Health Insurance Portability and Accountability Act of 1996 (HIPAA) prohibits, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians, certain other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and their respective implementing regulations, imposes, among other things, specified requirements relating to the security, privacy and transmission of individually identifiable health information held by entities subject to HIPAA, such as health plans, health care clearinghouses and healthcare providers, and their respective business associates that access protected health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

•	state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that certain business activities can be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws.

Violation of the laws described above or any other governmental laws and regulations may result in penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, individual imprisonment, and additional reporting requirements and oversight if a manufacturer becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products, for which we may obtain regulatory approval, and the procedures utilizing such products. In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors for the approved products, and procedures which utilize such products. Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a payor will provide coverage for a product, or procedures which utilizes such product, may be separate from the process for setting the reimbursement rate that the payor will pay for the product, or procedures which utilize such product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of FDA-approved products for a particular indication.

Additionally, the containment of healthcare costs has become a priority of federal and state governments. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products and procedures. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

A payor’s decision to provide coverage for a product, or procedures which utilize such product, does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for products, and procedure which utilize such products, can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, or any procedure which utilizes such product, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, and procedures which utilize such products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product, or procedures which utilize such product, to be cost-effective compared to other available therapies, they may not cover the product, or procedures which utilize such product, after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement for the product, or any procedure which utilizes such product. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on medical products and services pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. EU Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements.

Health Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products as well as the procedures which utilize such products, especially under government-funded health care programs, and increased governmental control of health care costs.

By way of example, in March 2010, the PPACA was signed into law, which is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the PPACA of importance to our business are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the PPAC, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the PPAC. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the PPAC or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. The Trump administration has also announced that it will discontinue the payment of cost-sharing reduction (CSR) payments to insurance companies until Congress approves the appropriation of funds for the CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the PPACA. A bipartisan bill to appropriate funds for CSR payments has been introduced in the Senate, but the future of that bill is uncertain. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA for plans sold through such marketplaces. Further, each chamber of Congress has put forth multiple bills this year designed to repeal or repeal and replace portions of the PPACA. Although none of these measures have been enacted by Congress to date, Congress may consider other legislation to repeal and replace elements of the PPACA.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2025 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product, or any procedure which may utilize such product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biologic, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act of 1977 (FCPA) prohibits U.S. corporations and individuals from engaging in certain activities to obtain or retain business or secure any improper advantage, or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any employee or official of a foreign government or public international organization, or political party, political party official, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The scope of the FCPA also includes employees and official of state-owned or controlled enterprises, which may include healthcare professionals in many countries. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

Employees

As of December 31, 2017, we had 168 employees. Employees are subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relationship with our employees to be good.

Facilities

Our principal office is located at 11F-1, No. 3 Yuanqu Street, Nangang District, Taipei City 11503, Republic of China and spans three floors with the details of each in the table below. We believe that our current facilities are adequate to meet our near-term needs, and that suitable additional or substitute space will be available as needed on commercially reasonable terms.

Lease Premises	Term	Aggregate Square Footage
Second Floor, No. 3 Yuanqu Street, Nangang District, Taipei	April 1, 2017 to March 31, 2022	21,710 square feet

Seventh Floor, No. 3 Yuanqu Street, Nangang District, Taipei	January 1, 2015 to April 30, 2020	21,347 square feet

Eleventh Floor, No. 3 Yuanqu Street, Nangang District, Taipei	June 1, 2015 to May 31, 2021	3,500 square feet

Legal Proceedings

From time to time, we may be involved in legal proceedings or be subject to claims arising out of our operations. We are not currently a party to any legal proceedings that in the opinion of our management, would have a material adverse effect on our business.

MANAGEMENT

Executive Officers, Directors and Statutory Auditors

The following table sets forth information regarding our executive officers, directors and statutory auditors, including their ages, as of February 1, 2018.

Name	Age
Executive Officers:
Keelung Hong, Ph.D. Chief Executive Officer, Founder and Chairman	74
George Yeh, M.B.A. President	45
Nicole Lin, M.B.A. Vice President in Finance and Administration	52
Yunlong Tseng, Ph.D. Vice President, Research & Development	51
Wenji Chen, Ph.D., M.B.A. Vice President, Corporate Development	58

Non-Executive Directors:
Hong-Jen Chang, M.D. (representing Taiwan Global Biofund)	61
Shieh-Shung Tom Chen, Ph.D.	66
Anupam Dalal, M.D., M.B.A. (representing Burrill Life Sciences Capital Fund III, L.P.)	46
May Kang, M.B.A.	47
Chan Yu Lee (representing Chang Xiang Investment Company, Ltd.).	46
Moun-Rong Lin, M.B.A.	62
Beatrice Liu, Ph.D.	53

Statutory Auditors:
Ching-Fen Huang	63
Matthew Chan	45
Eric Chu	68

Executive Officers

Keelung Hong, Ph.D. Dr. Hong founded our company in 1997 and has served as our Chairman of the board of directors since January 2002 and as our Chief Executive Officer since January 2005. Prior to serving as our Chief Executive Officer, Dr. Hong served as our Science and Technology Adviser from 1997 to 2004. Dr. Hong co-founded Hermes Biosciences, Inc. and served as its Chief Scientific Officer from 1999 to 2005. Prior to venturing into drug development, Dr. Hong served as Research Scientist for the California Pacific Medical Center Research Institute, from 1998 to 2002. Prior to that, Dr. Hong was a Scientist for the Liposome Research Laboratory at the Cancer Research Institute of the University of California, San Francisco from 1979 to 1998 and has served as a consultant to various biopharmaceutical companies. Dr. Hong received a Ph.D. in chemistry from the University of California, Berkeley, an M.S. in chemistry from the University of Texas at El Paso, and a B.S. in chemistry from Taiwan Cheng Kung University.

George Yeh, M.B.A. Mr. Yeh has served as our President since 2002. Prior to joining us, Mr. Yeh served as the Chief Financial Officer of Hermes Biosciences, Inc. from 2002 to 2005. Mr. Yeh was Vice President of AsiaWired Group, Inc., a venture advisory company, from 1999 to 2002. Before coming to AsiaWired Group, Mr. Yeh was an associate at General Bank, a U.S.-based commercial bank, from May 1998 to September 1998. Mr. Yeh received a Master of Architecture and an M.B.A. from the University of Michigan. He received a B.A. in Architecture from the University of California, Berkeley.

Nicole Lin, M.B.A. Ms. Lin has served as our Vice President in Finance and Administration since 2014. Prior to that, Ms. Lin served as our Director and controller from 2005 to 2013. Prior to joining us, Ms. Lin served as Accounting Supervisor at MaLab Inc., a computer component distributer, from June 2004 to December 2004. Before that, Ms. Lin served as Accounting Manager at NextGen Communications, a high-technology start up from October 2001 to May 2004. Ms. Lin obtained finance and banking experience when she served as Commercial Loan Officer within the High Tech/Venture Division of General Bank, a U.S.-based commercial bank, from 1998 to 2001. Prior to that, Ms. Lin served as Security Underwriter at Taiwan Securities Co., Ltd., a securities firm, from 1995 to 1998. Ms. Lin served at Rick Chen CPA Firm from 1990 to 1995. Ms. Lin received an M.B.A. from the University of California, Riverside and a Bachelors in International Trade from Soochow University in Taipei, Taiwan. She is a U.S. Certified Public Accountant.

Yunlong Tseng, Ph.D. Dr. Tseng has served as our Vice President, Research & Development, since January 2014. Prior to holding that position, Dr. Tseng served as our Director, Research & Development from 2002 to December 2013. Prior to joining us, Dr. Tseng conducted his postdoctoral research at the Department of Oncology, National Taiwan University Hospital. Dr. Tseng received a Ph.D. degree in biochemistry from National Taiwan University, College of Medicine, and a B.S. in chemistry from Tamkang University, Taiwan.

Wenji Chen, Ph.D., M.B.A. Dr. Chen has served as our Vice President, Corporate Development, since October 2016. Prior to joining us, Dr. Chen was a Vice President, Industrial Promotion and Development Center of Biotechnology in Taiwan from January 2016 to August 2016. Prior to that, Dr. Chen was Senior Director of Worldwide Business Development at GlaxoSmithKline (China) R&D Co., Ltd. in Shanghai, China from March 2010 to December 2015. Prior to that, Dr. Chen served as Director of Worldwide Business Development at GlaxoSmithKline LLC in the Research Triangle Park facility in North Carolina from January 2006 to February 2010. Prior to that, Dr. Chen served as a business development director at Norak Biosciences Inc., a biotechnology firm, from 2002 to 2005. From 1992 to 2002, Dr. Chen served as a principal investigator in the Research and Development Division of GlaxoSmithKline in the Research Triangle Park facility in North Carolina. Dr. Chen received a Ph.D. from the University of Texas Southwestern Medical Center, an M.B.A. from the University of North Carolina, Chapel Hill, and a B.S. from National Taiwan University, Taipei, Taiwan.

Non-Executive Directors

Hong-Jen Chang, M.D. (representing Taiwan Global Biofund). Taiwan Global Biofund has served as a member of our board of directors since June 2007. Dr. Chang has served as Taiwan Global Biofund’s representative to our board of directors since June 2007. Dr. Chang currently serves as Chief Executive Officer and President of Taiwan Global Biofund, a venture capital fund, and Chairman and Chief Executive Officer of YFY Biotech Management Company, a biotechnology consulting firm, both positions he has held since July 2005. He currently serves as a director of several publicly traded companies on the TPEx, including Excelsior Biopharma Inc., a biopharmaceutical company, Taigen Biopharmaceuticals Holdings Limited, a biopharmaceutical company, Mycenax Biotech Inc., a biopharmaceutical company and Twi Biotechnology, Inc., a biopharmaceutical company. Dr. Chang also serves on various other private company boards. Dr. Chang served on the Taiwanese Department of Health as Deputy Minister from June 2004 to October 2004, as President and Chief Executive Officer of the Bureau of National Health Insurance from 2001 to 2004, and Director General of the Center of Disease Control from 1999 to 2000. Dr. Chang received an M.D. from National Yang-Ming Medical College, an M.S. in public health from National Taiwan University, and an M.S. of Health Policy and Management from the Harvard School of Public Health.

Shieh-Shung Tom Chen, Ph.D. Dr. Tom Chen has served as a member of our board of directors since May 2017. He served as vice president at Optimer Biotechnology Inc. from October 2005 until he retired in October 2009. Prior to that, Dr. Tom Chen served as the Head of the drug development program at the Development Center for Biotechnology in Taiwan from 2002 to 2005. Prior to that, Dr. Tom Chen held the roles of Senior Microbiologist, Research Fellow, and Senior investigator in the drug discovery and development programs at Merck Research Laboratories between June 1981 and August 2001. Dr. Tom Chen received a Ph.D. in medicinal chemistry from Purdue University, and a B.S. in chemistry from National Tsing Hua University, Taiwan.

Anupam Dalal, M.D., M.B.A. (representing Burrill Life Sciences Capital Fund III, L.P.). Burrill Life Sciences Capital Fund III, L.P. has served as a member of our board of directors since June 2009. Dr. Dalal has served as Burrill Life Sciences Capital Fund III, L.P.’s representative to our board of directors since September 2017. He is currently Chief Investment Officer at Acuta Capital Partners, LLC, an investment management services firm. Prior to joining Acuta Capital Partners, LLC, in August 2016, Dr. Dalal was the Managing Director of Kearny Venture Partners, a healthcare investment firm, from 2006 to July 2016, founded and was a managing member of KVP Capital GP, LLC, a venture capital firm, from April 2013 to July 2016, and was a principal at Flagship Pioneering, a private equity and venture capital firm, from September 2002 to March 2006. Dr. Dalal serves on the board of directors of Aerpio Pharmaceuticals, Inc. (formerly Aerpio Therapeutics, Inc.), a publicly traded biopharmaceutical company. Dr. Dalal received an M.D. from the University of California, San Francisco, an M.B.A. from Harvard Business School, and a B.A. in economics from the University of California, Berkeley.

May Kang, M.B.A. Ms. Kang has served as a member of our board of directors since June 2012. Ms. Kang is currently the Chairman at Fun-I Investment Co., a position she has held since July 2012. Ms. Kang served as Chief Executive Officer of IF Technology Company Co. from November 2013 to December 2016. Prior to that, Ms. Kang served as the general manager at Waterland Securities Co. Ltd, a brokerage company, from October 2006 to October 2011. Before that, Ms. Kang served as Vice President at Yuanta SITC (Yuanta Funds), an asset management company, from October 2002 to October 2006, and as Chief Investment Officer with Yuanta Securities Co. Ltd., a finance service company, from September 1993 to September 2006. Ms. Kang received an M.B.A. from National Taiwan University, and a B.Com. in international trade from National Taiwan University.

Chan Yu Lee (representing Chang Xiang Investment Company, Ltd.). Chang Xiang Investment Company, Ltd. has served as a member of our board of directors since June 2014. Mr. Lee has served as Chang Xiang Investment Company, Ltd.’s representative to our board of directors since June 2014. Prior to that, Mr. Lee was self employed in financial investments from April 2012 to May 2014. Mr. Lee received an M.S. in actuarial science from the University of Iowa, an M.S. in finance from the Seattle University, and B.A. from Tamkang University in Taiwan.

Moun-Rong Lin, M.B.A. Mr. Lin has served as a member of our board of directors since May 2017. Mr. Lin serves as Chairman at Nan Hsin Investment Limited Company, an investment firm, a position he has held since 2001. Prior to that, Mr. Lin served as President of H&Q Taiwan Co., Ltd., an investment firm, from 1995 to 1999, whilst concurrently serving as a managing director of H&Q Asia Pacific, a private equity firm and the parent company of H&Q Taiwan Co., Ltd., during that time. From 1987 to 1995, Mr. Lin served in various investment positions from manager to vice president with H&Q Taiwan Co., Ltd. Mr. Lin received an M.B.A. from National Chiao Tung University and a B.Sc. degree from National Taiwan University.

Beatrice Liu, Ph.D. Dr. Liu has served as a member of our board of directors since June 2011. Dr. Liu is currently a partner at BDO Taiwan, an accounting firm, a position which she has held since August 1991. Dr. Liu is currently a director of Genovate Biotechnology Co., Ltd., a position she has held since June 2017. Dr. Liu also serves as the director of the National Federation of Certified Public Accountants Association, ROC and is a member of the American Institute of Certified Public Accounts. Dr. Liu received a Ph.D. in accounting from Xiamen University, an M.A. in accounting from the University of Illinois at Urbana-Champaign, and a B.S. in taxation from National Cheng-Chi University.

Statutory Auditors

Ching-Fen Huang. Mr. Huang has served as one of our statutory auditors since June 2007. He is currently serving as the Chairman and Chief Executive Officer at Yong Qiao Qing Co. Ltd., engaged in the business of property rental and sales, a position he has held since October 2005. Prior to that, Mr. Huang served as President of Alere Health Corporation, engaged in the business of health and medical diagnostics, from January 2010 to December 2013. From October 1988 to December 2009, he served as the President and Managing Director of Long Chain International Corporation, a healthcare and life sciences company. Mr. Huang received a B.Sc. degree from the Department of Pharmacy at Taipei Medical University.

Matthew Chan, M.B.A. Mr. Chan has served as one of our statutory auditors since June 2010. He is currently retired. Prior to that, he served as a Director at Societe Generale in the Hedge Fund Sales Team from 2006 to 2010. From 1999 to 2006, he worked for Morgan Stanley as Vice President and Head of Asia Pacific Equity Financing Products. Mr. Chan received an M.B.A. degree from University of Michigan at Ann Arbor and a Bachelor of Business Administration degree from The Chinese University of Hong Kong.

Eric Chu, M.B.A. Mr. Chu has served as one of our statutory auditors since May 2017. Prior to that, he served as Vice President of Mega International Commercial Bank Co., Ltd. from August 2006 to December 2014. From January 2004 to August 2006, he served as Vice President at Chiao Tung Bank. Mr. Chu received an M.B.A. degree from New Mexico State University and a Bachelor of Arts degree in accounting from Fu Jen Catholic University.

Role of Statutory Auditors

Pursuant to the laws of the ROC, in addition to having a board of directors, a company limited by shares must have either statutory auditors, which we sometimes refer to as supervisors, or an audit committee of the board. However, if such company is a public company with a paid in capital of NT$2.0 billion or more, it is not permitted to have statutory auditors and must have an audit committee of the board. If, according to applicable ROC law, a public company chooses to have statutory auditors in lieu of an audit committee, it must have at least two statutory auditors but can provide for a greater number in its articles of incorporation. Statutory auditors may not serve concurrently as a director, officer, or any other employee of the company, but they are considered insiders of the company.

The statutory auditors of an ROC company play a statutorily-defined role which has no equivalent in companies incorporated under Anglo-American law. Statutory auditors must be periodically elected by the shareholders in the same manner as directors, but unlike directors, statutory auditors play no direct part in running the company; instead, their role is generally to protect the company and shareholders against any potential abuses by the company’s board of directors and management. Statutory auditors are also fiduciaries in the sense that they owe general statutory duties of loyalty and care to the company and its shareholders.

Statutory auditors have the statutorily defined rights to (i) supervise the business operations of the company, and investigate the company’s business and financial condition, including the right to review books, accounts and documents at any time, and may request that the board of directors or managers provide reports, (ii) call and convene a shareholders meeting in the interest of the company, (iii) attend board meetings, but statutory auditors are not entitled to vote at board meetings and (iv) engage independent counsel, accounting advisers or other advisers, as they determine are necessary to carry out their duties or inspect the financial condition and business operations of the company. The company is required to provide compensation to any advisers employed by the statutory auditors and for ordinary administrative expenses of the statutory auditors that are necessary or appropriate in order for the statutory auditors to carry out their duties. Statutory auditors also have the following statutorily-defined duties:

1.	Duty of care and loyalty. Statutory auditors must perform their duties with the degree of loyalty and care as a good administrator, which is the same degree of care that directors must comply with.

2.	Annual financial reports approvals. Statutory auditors must review the financial reports prepared by management and the board of directors and report their opinions to the annual shareholders meeting. In addition, statutory auditors are permitted to engage a separate public accounting firm to review the accuracy of financial statements prepared by a company’s registered public accounting firm, if the statutory auditors believe there is a need to do so.

3.	Representation against Directors. Statutory auditors must represent the company in any action brought by the company against its directors and in any loan, buy and sale transaction or other transactions between the company and any of its directors either for the director’s own account or for the account of others. In addition, shareholder(s) who have aggregately held 3% or more of the company’s outstanding shares for at least one year may request that a statutory auditor bring an action against a director; there is no standard that needs to be met in order to bring such an action but the statutory auditor may refuse to pursue the action.

4.	Demand that the Board Cease Improper Activities. A company’s statutory auditors are required to demand (and by implication, to take acts necessary to cause) the board or any director to cease any activities which violate law, the company’s articles of incorporation or shareholders’ resolutions.

5.	Review of Changes in Registered Public Accounting Firm. A company’s statutory auditors are required to investigate the cause of any change in a company’s registered public accounting firm.

If a statutory auditor breaches his or her duty of loyalty or duty of care as a good administrator while performing his duties as a statutory auditor, he or she shall be liable for any damages incurred by the company as a result. If he or she violates any provision of applicable laws or regulations that causes damage to any other person, he or she shall be liable, jointly and severally, with the company for the damage to such other person. In addition, if the breach of his or her duties of loyalty or care is for the benefit of himself, herself or another person, the shareholders at a meeting of shareholders may, by a resolution, request that any earnings the statutory auditor made through such act be paid to the company unless one year has lapsed since the statutory auditor’s realization of such earnings. Shareholder(s), individually or in the aggregate, who have continuously held 3% or more of the total number of the outstanding shares of the company over one year may request in writing that the board of directors of the company institute, for the company, an action against the violating statutory auditor. If the board of directors fails to institute an action within 30 days after receiving such written request, then the shareholders filing such request may institute the action for the benefit of the company.

In addition to civil liabilities, a statutory auditor may also be subject to criminal liabilities.

Family Relationships

There are no family relationships among any of our executive officers, directors or statutory auditors.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC (Nasdaq), we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following exemptions afforded to foreign private issuers:

•	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•	Exemption from the requirement that a majority of our board consist of independent directors.

•	Exemption from the requirement that our audit committee be made up of members of our board of directors and have at least one member who is “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K.

•	Exemption from the requirement that our board have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s responsibilities and authority.

•	Exemption from the requirement to have independent director oversight of director nominations and a formal written charter or board resolution addressing the nominations process.

•	Exemption from the requirement that we have a code of conduct applicable to all directors, officers and employees (but not from any requirement that we have a code of conduct in compliance with Section 406 of the Sarbanes-Oxley Act of 2002).

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.

•	Exemption from the requirement that our audit committee have review and oversight over all “related party transactions,” as defined in Item 7.B of Form 20-F.

•	Exemption from the requirement that we hold regularly scheduled meetings at which only independent directors are present.

We intend to follow our home country, Taiwan, practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules.

In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:

•	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

•	Exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Composition of our Board of Directors

Our board of directors is currently comprised of eight members.

According to our Articles of Incorporation, in order to meet requirements under the Taiwan Securities and Exchange Act (Taiwan Act), at least two of our eight members, and in no event less than one fifth of the total members, shall be “independent directors” as defined under the Taiwan Act. Pursuant to these statutory requirements of the Taiwan Act, during the two years before being elected and during the term of office, none of our independent directors may have been or be any of the following (collectively, the Restricted Persons):

1.	An employee of ours or any of our affiliates;

2.	A statutory auditor of ours or any of our affiliates;

3.	A director of our affiliates, unless he or she was an independent director of our subsidiary;

4.	A natural-person shareholder who holds in the aggregate, together with his or her spouse, minor children, and his or her nominees, one percent or more of our shares outstanding or ranks among the top ten in our shareholdings;

5.	A spouse, relative within the second degree of kinship, or lineal relative within the third degree of kinship, of any of the persons in the preceding four items;

6.	A director, statutory auditor, or employee of a corporate shareholder that directly holds five percent or more of our total number of shares outstanding or of a corporate shareholder that ranks among the top five in our shareholdings;

7.	A director, statutory auditor, officer, or shareholder holding five percent or more of the shares of a company or institution that meets certain statutorily specified criteria and has a financial or business relationship with us; or

8.	A professional individual who, or an owner, partner, director, statutory auditor, or officer of a sole proprietorship, partnership, company, or institution that, provides commercial, legal, financial, accounting services or consultation to us or to any of our affiliates, or a spouse thereof; provided, this restriction does not apply to a member of the compensation committee, public tender offer review committee, or special committee for merger/consolidation and acquisition, who exercises powers pursuant to the Taiwan Act or to the Taiwan Business Mergers and Acquisitions Act or related laws or regulations.

The “during the two years before being elected” requirement does not apply where an independent director of ours has served as an independent director of ours or any of our affiliates, or of a specified company or institution that has a financial or business relationship with us, as stated in items 3 or 7 above, but is currently no longer in that position.

We meet the director independence requirements under ROC law. We intend to rely on the Nasdaq exemption from the requirement that a majority of our board consist of independent directors.

In accordance with our Articles of Incorporation, our directors serve for a term of three years and, at the expiration of such term, are eligible for reelection by our shareholders. If a new director is not elected after the expiration of the tenure of an existing director, the tenure of such out-going director shall be extended until a new director has been elected. See “Description of Share Capital and Articles of Incorporation—Articles of Incorporation—Board of Directors.”

Committees

Our board of directors has one standing committee which is a Compensation Committee. We also have an audit committee of statutory auditors.

Compensation Committee

The compensation committee, which consists of Dr. Liu, Ms. Kang, and Dr. Tom Chen, assists the board of directors in determining director, statutory auditor and executive officer compensation. Ms. Kang serves as chairman of the compensation committee.

Under the Taiwan Act, our compensation committee shall be comprised of at least three members, and at least one of them shall be an “independent director,” as defined under the Taiwan Act. In addition, during the two years before being appointed to his or her term of office, none of our compensation committee members may have been or be a Restricted Person. This “during the two years before being appointed” requirement does not apply where a compensation committee member has served as an independent director of ours or any of our affiliates, or of a specified company or institution that has a financial or business relationship with us, as stated in items 3 or 7 of the definition of Restricted Person above, but is currently no longer in that position.

All of the current members of the compensation committee are our independent directors as required by the Taiwan Act.

Our compensation committee’s responsibilities include:

•	prescribing and periodically reviewing the performance and compensation policy, system, standards, and structure for directors, statutory auditors and managerial officers; and

•	periodically evaluating and prescribing the compensation of directors, statutory auditors, and managerial officers.

When performing these responsibilities, the compensation committee shall follow the following principles:

•	with respect to the performance assessment and compensation of our directors, statutory auditors and managerial personnel, including executive officers, it shall refer to the typical pay levels adopted by peer companies and take into consideration the reasonableness of the correlation between compensation and individual performance, as well as our business performance, and future risk exposure;

•	it shall not provide an incentive for the directors or executive officers to engage in activities in pursuit of compensation with a risk level exceeding that which we would tolerate; and

•	it shall take into consideration the characteristics of the industry and the nature of our business when determining the ratio of bonus payout, based on the short-term performance of our directors and senior management, including executive officers, and the time for payment of the variable part of compensation.

The compensation committee shall submit its recommendations regarding the above for deliberation to the board of directors. When deliberating the recommendations of the compensation committee, the board of directors shall give comprehensive consideration to matters including amounts of compensation, payment methods, and the potential future risks facing our company. If the board of directors would like to decline to adopt, or would like to modify, a recommendation of the compensation committee, the consent of a majority of the directors in attendance at a meeting attended by two-thirds or more of the entire board is required, and the board of directors in its resolution shall provide its comprehensive consideration and shall specifically explain whether the compensation passed by it exceeds in any way the compensation recommended by the compensation committee.

Audit Committee of Statutory Auditors

The audit committee of statutory auditors consists of Mr. Huang, Mr. Chan and Mr. Chu. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements that are applicable to foreign private issuers set forth in Rule 10A-3 under the Exchange Act, as we comply with the exemptions set forth in Rule 10A-3(c)(3) of the Exchange Act.

We have relied on the exemptions provided by Nasdaq and Rule 10A-3(c)(3), which permit us to have an audit committee of statutory auditors rather than a committee of the board of directors, and permit our audit committee to be exempt from certain responsibilities relating to registered public accounting firms. Please see the section titled “Management—Role of Statutory Auditors” for a description of the duties and responsibilities of the statutory auditors, which also permit us to take advantage of such exemptions. Given the fiduciary duties and responsibilities of the statutory auditors the ROC law imposes on statutory auditors, as well as shareholder control over the election of statutory auditors, we do not believe that relying on these exemptions will materially adversely affect the ability of our audit committee to act independently and to satisfy other requirements imposed by Rule 10A-3.

The audit committee will be governed by a charter that complies with Nasdaq and Rule 10A-3 rules that are applicable to foreign private issuers following home country rules.

Code of Ethics and Code of Conduct

We have adopted a Code of Ethics for directors, statutory auditors and officers, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies. We have also adopted a Code of Conduct for our employees which covers the same topics.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Compensation of Executive Officers, Directors and Statutory auditors

Executive Officer Compensation

For the year ended December 31, 2017, the aggregate compensation accrued or paid to our executive officers for services in all capacities was NT$37,602,352, which excludes bonus payments to our executive officers for 2017 since they have not yet been determined.

During the year ended December 31, 2017, we had no performance based compensation programs. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of NT$730,579 in the year ended December 31, 2017.

Dr. Hong was awarded or earned the following compensation for the year ended December 31, 2017 for serving as our Chief Executive Officer:

Name and Principal Position	Year	Salary (NT$)	Bonus (NT$)	Stock Award(1) (NT$)	Option Award (NT$)	All Other Compensation(2) (NT$)	Total (NT$)
Keelung Hong Chief Executive Officer	2017	8,593,121	—	2,000,000	—	172,956	10,766,077

(1)	Amounts reported represent the aggregate grant date fair value of restricted stock granted to Dr. Hong during fiscal year ended December 31, 2017 under our 2017 Regulations on the Issuance of New Employee Restricted Stock (2017 RS Regulations) computed in accordance with ASC Topic 718. The valuation assumptions used in calculating the fair value of the restricted stock is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-based Compensation.” This amount does not reflect the actual economic value that may be realized by Dr. Hong.
(2)	Includes contributions of NT$172,956 by us to Dr. Hong’s U.S. 401(k) plan.

Equity Awards

During the fiscal year ending December 31, 2017, our board of directors issued the following shares of restricted stock to our executive officers pursuant to our 2017 RS Regulations:

Name	Issuance Date	Number of Shares of Restricted Stock	Purchase Price Per Share (NT$)	Vesting Conditions
Keelung Hong, Ph.D.	November 16, 2017	32,000	10.00	(1)
George Yeh, M.B.A.	November 16, 2017	32,000	10.00	(1)
Nicole Lin, M.B.A.	November 16, 2017	24,000	10.00	(1)
Yunlong Tseng, Ph.D.	November 16, 2017	24,000	10.00	(1)
Wenji Chen, Ph.D., M.B.A.	November 16, 2017	24,000	10.00	(1)

(1)	20% of the restricted stock vests on the first anniversary of the issuance date, 30% of the restricted stock vests on the second anniversary of the issuance date and 50% of the restricted stock vests on the third anniversary of the issuance date, subject to continued service through each vesting date without violation of the rules set forth in the individual’s employment agreement.

Employment Agreements with Executive Officers

Each of the executive officers is subject to an employment agreement providing for a base salary and for two bonuses: a bonus generally equal to one month’s salary paid before the lunar New Year, and a holiday bonus generally equal to half a month’s salary paid on the eves of the Mid-Autumn Festival in September and Dragon Boat Festival in June.

Additionally, we entered into service agreements with each of Keelung Hong, Ph.D., our chief executive officer, and George Yeh, M.B.A., our president, in May 2009. The service agreements were amended in January 2014. Each service agreement provides for an annual base salary, as well as a stock option grant and severance pay in specified situations, and provides that the executive is entitled to participate in benefit programs made available to our employees. In the event the executive is terminated by us without “cause,” or the executive resigns for “good reason,” as each term is defined in the applicable service agreement, the executive will receive a lump sum payment equal to six months’ base salary and full acceleration of any unvested shares. Each executive’s right to receive severance upon a termination without “cause,” is conditioned upon his execution of an effective release of claims substantially in the form provided by us. In the event of a change of control of our company, the executive will receive acceleration of 50% of his unvested shares. In the event the executive is terminated by us without “cause” within 12 months following a change in control of our company, the executive will receive a lump sum payment equal to six months’ base salary and full acceleration of any unvested shares. Pursuant to the service agreements, each executive agreed to take such actions as reasonably necessary to permit us to obtain a key person insurance policy insuring such executive and naming us as the beneficiary, if we chose to obtain such insurance. Each executive can voluntarily terminate his employment with us by giving us two months’ prior written notice.

Incentive Compensation

We do not maintain any incentive cash or bonus programs.

Restricted Stock Grants

We have made grants of restricted stock to certain of our employees pursuant to our 2014 Regulations on the Issuance of New Employee Restricted Stock (the 2014 RS Regulations), and the 2017 RS Regulations, which provide for issuance of 350,000 common shares and 550,000 shares, respectively. The grants require payment of a purchase price of NT$10, the par value of our common shares, by the employee. The restricted stock granted under the 2014 RS Regulations vest at the rate of 30% on the first anniversary of the date of grant, 30% on the second anniversary of the date of grant and 40% on the third anniversary of the date of grant, in each case assuming continued service, achievement of performance targets and the performance of applicable duties, and, if unvested, may be purchased back at the issue price, NT$10 per share, on the third anniversary of the date of grant. The restricted stock granted under the 2017 RS Regulations vest at the rate of 20% on the first anniversary of the date of grant, 30% on the second anniversary of the date of grant and 50% on the third anniversary of the date of grant, in each case assuming continued service without violation of the rules set forth in the grantee’s employment agreement. The unvested restricted stock under the 2014 RS Regulations and 2017 RS Regulations are generally repurchased by us at the original issue price and canceled upon the individual’s termination of service or leave of absence, although in certain circumstances high-performing employees may receive different treatment, if so determined by the board of directors. Restricted stock is transferable only by inheritance while unvested, and carries the right to receive dividends and other shareholder rights.

Option Grants

We have made grants of options to our employees pursuant to our 2013 First Employee Stock Option Issuance and Share Subscription Plan (2013 Plan), 2014 Employee Stock Option Issuance and Share Subscription Plan (2014 Plan) and 2015 Employee Stock Option Issuance and Share Subscription Plan (2015 Plan) (collectively, the Option Arrangements). Each of the Option Arrangements provides that options may be granted for a period of one year following its adoption, and provides for a pool for grants of 1,760,000 common shares, 1,800,000 common shares and 1,800,000 common shares, respectively. Options granted pursuant to the Option Arrangements vest at the rate of 50% on the second anniversary of grant, with the remainder vesting in equal monthly installments over the remaining two years. Vested options may be exercised during their term and for varying periods following termination of service, depending on the reason for termination. Options will be adjusted to account for any changes in capitalization or certain other corporate events and are not transferable (but may be exercised by the individual’s heirs in the case of death, to the extent vested at the time of death).

Retirement Plans

Since July 1, 2005, we have maintained a defined contribution pension plan under the ROC Labor Pension Act covering all regular employees with ROC nationality. Pursuant to this plan, we contribute monthly an amount equal to 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the ROC Bureau of Labor Insurance. The benefits accrued are paid monthly or in a lump sum upon termination of employment. Certain of our subsidiaries maintain similar defined contribution plans in accordance with local regulations and make annual contributions with respect to such plans.

We maintain a defined benefit pension plan in accordance with the Labor Standards Law covering all regular employees’ service years prior to the enforcement of the ROC Labor Pension Act on July 1, 2005 and service years thereafter of employees who chose to continue to be subject to the pension mechanism under this law. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last six months prior to retirement. We contribute monthly an amount equal to 2% of the employees’ monthly salaries and wages to the retirement fund and additional annual contributions are made if deemed necessary under applicable law.

We maintain a safe harbor 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. We make matching contributions of up to 4% of the employee’s contribution, subject to certain limits of the U.S. Internal Revenue Code of 1986, as amended (Code). Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under

Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

Other Employee Programs—Employee Stock Trust Plan

All employees are eligible to participate on a voluntary basis in our Employee Stock Trust Plan. Employees can contribute up to NT$10,000 per month, and we will match that contribution on a dollar-for-dollar basis. These amounts are then used to purchase our common shares on a monthly basis on the open market. Employees vest into the portion of their accounts attributable to our match at the rate of 30% after one year, an additional 30% after two years, and an additional 40% after three years.

Director Compensation

We provide only cash compensation to our non-executive directors for the time and effort necessary to serve as a member of our board of directors. Historically we have paid each director an annual cash retainer of NT$120,000 for serving on our board. We have also paid, and will continue to pay, each director an additional NT$10,000 for each meeting he or she attends, whether in person or by video conference. Our directors do not receive additional cash retainers for serving on the compensation committee or for serving as the chairperson of our board of directors our any committee of the board. The compensation of the non-executive directors is determined by our board as a whole based on a recommendation of the compensation committee, and based on a review of current practices in other companies.

2017 Director Compensation Table

The following table sets forth information regarding the compensation earned by our non-executive directors for service on our board of directors during the year ended December 31, 2017. Dr. Hong also served on our board of directors but did not receive any additional compensation for his service as a director and therefore is not included in the table below.

Name	Fees Earned in Cash (NT$)	All Other Compensation (NT$)	Total (NT$)
Taiwan Global Biofund.	100,000	—	100,000
Chang Xiang Investment Company, Ltd	200,000	—	200,000
Burrill Life Sciences Capital Fund III, L.P.	100,000	—	100,000
Muon-Rong Lin.	120,000	—	120,000
Beatrice Liu	180,000	—	180,000
May Kang	200,000	—	200,000
Shieh-Shung Tom Chen	110,000	—	110,000
Amy Huang(1)	80,000	—	80,000
Hong-Jen Chang(1)	70,000	—	70,000
Wa-to Walter Lau(1)	80,000	—	80,000
Marietta Hui Wu(1)	70,000	—	70,000

(1)	Served as a director until May 31, 2017.

We have not granted any options or issued any shares of restricted stock to our non-executive directors.

Statutory Auditor Compensation

We provide only cash compensation to our statutory auditors for the time and effort necessary to serve as statutory auditors. Historically we have paid each statutory auditor NT$120,000 annually.

The following table sets forth information regarding the compensation earned by our statutory auditors for their service as statutory auditors during the year ended December 31, 2017.

Name	Fees Earned in Cash (NT$)	All Other Compensation (NT$)	Total (NT$)
Matthew Chan	200,000	—	200,000
Eric Chu	120,000	—	120,000
Ching-Fen Huang	190,000	—	190,000
Ta-Kuan Yang(1)	80,000	—	80,000

(1)	Served as a statutory auditor until May 31, 2017.

We have not granted any options or issued any shares of restricted stock to our statutory auditors.

Grants of Stock Options and Restricted Stock to Executive Officers

The following table summarizes, as of the date of this prospectus, outstanding stock options to purchase common shares granted to our executive officers under our Option Arrangements. We have not granted any stock options to our non-executive directors or statutory auditors. The executive officers did not pay an amount to receive the grant of stock options.

Name	Grant Date	Number of Shares Underlying Outstanding Stock Option	Exercise Price per Share (NT$)	Stock Option Expiration Date
Keelung Hong, Ph.D.	February 25, 2016	30,000	$159.00	February 25, 2021
	February 26, 2015	42,000	$246.50	February 26, 2020
	November 14, 2013	32,000	$379.00	November 14, 2018
George Yeh, M.B.A.	February 25, 2016	30,000	$159.00	February 25, 2021
	February 26, 2015	42,000	$246.50	February 26, 2020
	November 14, 2013	32,000	$379.00	November 14, 2018
Nicole Lin, M.B.A.	February 25, 2016	20,000	$159.00	February 25, 2021
	February 26, 2015	30,000	$246.50	February 26, 2020
	November 14, 2013	45,000	$379.00	November 14, 2018
Yunlong Tseng, Ph.D.	February 25, 2016	20,000	$159.00	February 25, 2021
	February 26, 2015	30,000	$246.50	February 26, 2020
	November 14, 2013	45,000	$379.00	November 14, 2018
Wenji Chen, Ph.D., M.B.A.	November 3, 2016	50,000	$122.00	November 3, 2021

The following table summarizes, as of the date of this prospectus, outstanding restricted stock purchased by our executive officers under our 2017 RS Regulations and 2014 RS Regulations. We have not issued any shares of restricted stock to our directors or statutory auditors.

Name	Issuance Date	Number of Shares of Restricted Stock	Purchase Price Per Share (NT$)	Vesting Conditions
Keelung Hong, Ph.D.	November 16, 2017	32,000	10.00	(1)
	August 21, 2014	35,000	10.00	(2)
George Yeh, M.B.A.	November 16, 2017	32,000	10.00	(1)
	August 21, 2014	32,000	10.00	(2)
Nicole Lin, M.B.A.	November 16, 2017	24,000	10.00	(1)
	August 21, 2014	20,000	10.00	(2)
Yunlong Tseng, Ph.D.	November 16, 2017	24,000	10.00	(1)
	August 21, 2014	20,000	10.00	(2)
Wenji Chen, Ph.D., M.B.A.	November 16, 2017	24,000	10.00	(1)

(1)	20% of the restricted stock vests on the first anniversary of the issuance date, 30% of the restricted stock vests on the second anniversary of the issuance date and 50% of the restricted stock vests on the third anniversary of the issuance date, subject to continued service through each vesting date without violation of the rules set forth in the individual’s employment agreement.
(2)	30% of the restricted stock vests on the first anniversary of the issuance date, 30% of the restricted stock vests on the second anniversary of the issuance date and 40% of the restricted stock vests on the third anniversary of the issuance date, subject to continued service, achievement of performance targets and the performance of applicable duties through each vesting date.

Other Programs

Pursuant to our Articles of Incorporation, we must distribute a certain percentage of earnings we have at the end of each fiscal year to our employees, directors and statutory auditors after first reserving the amount to make up any prior accumulated losses. Specifically, up to 2% of our distributable earnings must be distributed as compensation to directors and statutory auditors and between 2% and 8% of distributable earnings must be distributed to employees as employee bonuses. Additionally, if any of our subsidiaries meets certain requirements, its employees are also entitled to receive a portion of the employee bonuses. As of December 31, 2016, we had an accumulated deficit and did not accrue employees bonuses or directors and statutory auditors compensation. We do not expect to be profitable in the near term, and may never be profitable, and, accordingly, do not anticipate paying such compensation or bonuses in the foreseeable future.

Employees

As of December 31, 2015, 2016 and 2017, we had 158, 170 and 168 employees, respectively. Our employees are based in China, Japan, the Netherlands, Taiwan and the United States. All of our employees were engaged in either administrative or research and development functions. None of our employees are covered by a collective bargaining agreement.

Insurance and Indemnification

We currently have directors’, statutory auditors’ and officers’ liability insurance policy in the aggregate claim of US$10 million for the policy period until June 30, 2018. We will review the policy before it expires. While we have not entered into indemnification agreements with our current directors, statutory auditors and officers, we expect to enter into such agreements in the future to the extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act), may be permitted to our board, executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Since January 1, 2015, we have engaged in the following transactions with our directors, executive officers, statutory auditors or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Arrangements with Our Executive Officers, Directors and Statutory Auditors

We have entered into employment agreements with our executive officers.

Pursuant to our Articles of Incorporation, we must distribute a certain percentage of earnings we have at the end of each fiscal year to our employees, directors and statutory auditors after first reserving the amount to make up any prior accumulated losses. For a discussion of this requirement see the section of this prospectus titled “Management—Compensation of Executive Officers, Directors and Statutory Auditors—Other Programs.”

On September 1, 2015, we entered into a long-term loan contract and related loan certificate with Taiwan Cooperative Bank Co., Ltd. (Taiwan Cooperative Bank) for the principal amount of NT$37,750,154. On September 5, 2015, we entered into a separate mid-term loan contract and related loan certificate with the Taiwan Cooperative Bank for the principal amount of NT$34,000,000. Dr. Hong, the chairman of our board of directors, is the guarantor for each of these loans.

On December 2, 2016, we entered into an agreement for a revolving line of credit with E. Sun Commercial Bank, Ltd. for the amount of NT$30,000,000. Dr. Hong and Mr. Yeh are co-guarantors on our line of credit.

On November 12, 2017, we entered into a guarantee agreement with the Industrial Development Bureau for the amount of NT$50,000,000 in connection with a government grant from the Institute of Information Industry for one of our product candidates. Dr. Hong is a guarantor with respect to this agreement.

Related Person Transaction Policy

We have adopted procedures for the acquisition or disposal of assets (Procedures), which requires that certain related party transactions involving the acquisition or disposal of assets be approved by our board of directors and statutory auditors. We intend to afford ourselves of the Nasdaq foreign private issuer exemption from the requirement that our audit committee have review and oversight over all “related party transactions,” as defined in Item 7.B of Form 20-F. The definition of “related party transactions” per our Procedures and ROC law is not as broad as the definition in Item 7.B of Form 20-F.

Indemnification Agreements

After this offering and to the extent permitted by law, we expect to enter into indemnification agreements with each of our directors and executive officers. See “Management—Insurance and Indemnification.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of October 2, 2017 for:

•	each beneficial owner of 5% or more of our outstanding common shares;

•	each of our executive officers, directors and statutory auditors; and

•	all of our executive officers, directors and statutory auditors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of October 2, 2017. Percentage ownership calculations are based on 55,713,105 common shares outstanding as of October 2, 2017.

As of October 2, 2017, to the best of our knowledge, approximately 11,471,951 common shares, or 20.6%, of our outstanding common shares as of such date were held by 25 shareholders of record in the United States.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

None of our major shareholders have different voting rights with respect to their common shares. We have set forth below information known to us regarding any significant change in the percentage ownership of our common shares by any major shareholders during the past three years.

Except as otherwise indicated in the table below, addresses of the executive officers, directors, statutory auditors and named beneficial owners are in care of Taiwan Liposome Company, Ltd. 11F, No. 3 Yuanqu Street, Nangang District, Taipei City 11503, Taiwan, Republic of China and our telephone number is +886 2 2655 7377.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Executive Officers, Directors and Statutory auditors:
Keelung Hong, Ph.D.(1)	1,325,358	2.4%		%
George Yeh, M.B.A.(2)	942,625	1.7%		%
Nicole Lin, M.B.A.(3)	121,707	*		%
Yunlong Tseng, Ph.D.(4)	177,042	*		%
Wenji Chen, Ph.D., M.B.A	—	*		%
Taiwan Global Biofund (represented by Hong-Jen Chang, M.D.)(5)	2,821,372	5.1%		%
Shieh-Shung Tom Chen, Ph.D.(6)	319,731	*		%
Burrill Life Sciences Capital Fund III, L.P. (represented by Anupam Dalal, M.D., M.B.A.)(7)	5,187,921	9.3%		%
May Kang, M.B.A.	—	*		%
Chang Xiang Investment Company, Ltd (represented by Chan Yu Lee)(8)	598,283	1.1%		%
Moun-Rong Lin, M.B.A.(9)	934,507	1.7%		%
Beatrice Liu, Ph.D.	—	*		%
Ching-Fen Huang(10)	146,016	*		%
Matthew Chan(11)	329,246	*		%
Eric Chu(12)	156,868	*		%
All current executive officers, directors and statutory auditors as a group (15 persons)	13,060,676	23.3%		%

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (A) 1,264,483 common shares and (B) 60,875 common shares issuable upon the exercise of stock options granted to Dr. Hong that are exercisable within 60 days of October 2, 2017.
(2)	Consists of (A) 881,750 common shares and (B) 60,875 common shares issuable upon the exercise of stock options granted to Mr. Yeh that are exercisable within 60 days of October 2, 2017. Includes 290,000 common shares pledged as security for a personal loan as of October 2, 2017.
(3)	Consists of (A) 56,082 common shares and (B) 65,625 common shares issuable upon the exercise of stock options granted to Ms. Lin that are exercisable within 60 days of October 2, 2017.
(4)	Consists of (A) 111,417 common shares and (B) 65,625 common shares issuable upon the exercise of stock options granted to Dr. Tseng that are exercisable within 60 days of October 2, 2017.
(5)	Consists of solely 2,821,372 common shares held by Taiwan Global Biofund (TGB). Hong-Jen Chang, representative of TGB, disclaims beneficial ownership of all shares held by TGB, except to the extent of his actual pecuniary interest therein. The address for TGB is 4F, 51 Chong Ching South Rd, Sec. 2., Taipei, Taiwan, Republic of China. The percentage ownership of TGB decreased from 6.6% in April 2015 to 5.1% in October 2017.
(6)	Consists of solely 319,731 common shares.
(7)	Consists of solely 5,187,921 common shares held by Burrill Life Sciences Capital Fund III, L.P. (Burrill). Kearny Venture Associates II, LLC (KVA II) is the General Partner of Burrill. Caley Castelein, Andrew Jensen and Anupam Dalal, representative of our director Burrill are the managing members of KVA II and share both voting power and disposal power over the shares. Dr. Dalal disclaims beneficial ownership of all shares held by Burrill, except to the extent of his actual pecuniary interest therein. The address for Burrill is 1 Embarcadero, Suite 3700, San Francisco, CA 94111. The percentage ownership of Burrill decreased from 10.6% in April 2015 to 9.4% in October 2017.
(8)	Consists of (A) 593,283 common shares held by Chang Xiang Investment Company, Ltd. and (B) 5,000 common shares held by Chan Yu Lee (representative of Chang Xiang Investment Company, Ltd.).
(9)	Consists of solely 934,507 common shares.
(10)	Consists of solely 146,016 common shares.
(11)	Consists of solely 329,246 common shares.
(12)	Consists of solely 156,868 common shares.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF INCORPORATION

Below please find a summary of relevant information regarding our share capital, material provisions in our articles of incorporation, and relevant ROC law regarding share capital. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

General

We were incorporated on November 10, 1997, as a company limited by shares under ROC law. Our common shares have been publicly traded on the TPEx since December 21, 2012.

As of December 31, 2017, 56,199,034 common shares were outstanding.

Common Shares

Our authorized capital set forth in our Articles of Incorporation is NT$1,000,000,000, divided into 100,000,000 shares with par value of NT$10 each, of which 56,199,034 common shares were issued and outstanding as of December 31, 2017. We currently do not have preferred shares or other classes of shares. Our share capital in the current company registration particular with the Ministry of Economic Affairs is stated as NT$600,000,000 and will be updated to reflect NT$1,000,000,000 in connection with this offering.

Pursuant to our Articles of Incorporation, we must distribute a certain percentage of earnings we have at the end of each fiscal year to our employees, directors and statutory auditors after first reserving the amount to make up any prior accumulated losses. Specifically, up to 2% of our distributable earnings must be distributed as compensation to directors and statutory auditors and between 2% and 8% of distributable earnings must be distributed to employees as employee bonuses. Additionally, if any of our subsidiaries meets certain requirements, its employees are also entitled to receive a portion of the employee bonuses. As of December 31, 2016, we had an accumulated deficit and did not accrue employee bonuses or director and statutory auditor compensation. We do not expect to be profitable in the near term, and may never be profitable, and, accordingly, do not anticipate paying such compensation or bonuses in the foreseeable future.

Employee Stock Options and Employee Restricted Stock

According to our articles of incorporation, NT$90,000,000 within the authorized capital, divided into 9,000,000 shares, at a par value of NT$10 per share, shall be reserved for the issuance of shares upon exercise of stock options, employee restricted stock, warrants attached to preferred shares, and/or warrants attached to company bonds. Our board of directors may resolve to issue the aforementioned shares in installments.

We have two types of employee equity incentives—restricted stock and stock options.

As of today, the plans with respect to restricted stock that are still in effect are the 2014 RS Regulations and the 2017 RS Regulations. All shares of restricted stock authorized under the 2014 RS Regulations have been issued at NT$10 per share, and all these shares are fully vested. Shares of restricted employee stock are subject to transfer restrictions and our right to repurchase at the original issue price before they are fully vested upon certain conditions. The holders are also required to put the restricted stock into a trust designated by us. The holders, however, may exercise their voting rights and receive dividends on such restricted stock. The 2017 RS Regulations authorizes the issuance of 550,000 shares of restricted stock at the price of NT$10 per share, among which 500,000 shares of restricted stock were issued in November 2017. As of today, the plans with respect to stock options that are still in effect are the 2013 Plan, the 2014 Plan, and the 2015 Plan. All the stock options covered in these plans have been issued, among which stock options for 3,513,057 common shares were still outstanding as of December 31, 2017.

Changes in Capital

Under ROC law, any change in our authorized capital requires an amendment to our articles of incorporation, which must be approved by our shareholders at a shareholders’ meeting.

On the other hand, under ROC law, authorized but not issued common shares may be issued upon the terms as our board of directors may determine, subject to the pre-emptive rights set forth below. However, since we are a public company, issuance of new shares, generally requires a filing with and approval by the ROC Financial Supervisory Commission.

Preemptive Rights

Under ROC law, upon the issue of new shares, we are obligated to reserve 10% to 15% of the shares for subscription by our employees. Subject to several statutory exceptions, our shareholders are entitled to subscribe for the remainder of the new shares in proportion to their existing shareholdings. New shares not so subscribed by our employees and shareholders may be offered by us to the public or to specific persons designated by the board.

Since our shares are publicly traded on the Taipei Exchange, in the event of offering new shares for cash, we are mandatorily required to offer 10% of the shares to the public at the market price, subject to a higher public offering percentage adopted by our shareholders at a shareholders’ meeting. The new shares underlying the ADSs to be issued in this offering are not subject to the shareholders’ pre-emptive right.

Our board of directors resolved on November 1, 2017 to reserve 15% of the new common shares underlying ADSs to be issued in this offering for subscription by our employees, however, we expect our employees will waive these subscription rights.

Register of Shareholders and Record Date

Our register of the shareholders is maintained by Taiwan Depository & Clearing Corporation (TDCC).

According to ROC law and our articles of incorporation, our register of shareholders should be closed for a period of sixty days before each regular shareholders’ meeting, thirty days before each extraordinary shareholders’ meeting, and five days before each record date of dividends, bonuses, or other interests.

Transfer of Common Shares

Generally, transfers of our common shares will be settled by means of utilizing the book-entry system maintained by TDCC. However, those common shares represented by physical certificates should be transferred by endorsement and delivery of the share certificates. Under ROC law, unless the name and address of the transferee have been recorded in our register, such transferee may not assert its shareholder’s rights against us. In addition, shareholders are required to file their specimen seals with us.

Dividends and Distributions

If our general annual report shows profits, they shall be distributed in the order below:

(1)	to pay taxes and levies as required by the relevant laws;

(2)	to make up any prior year’s losses;

(3)	to set aside 10% as the statutory surplus reserve, unless the accumulated surplus reserve is equal to or greater than the paid-in capital of ours;

(4)	to appropriate or reverse any special surplus reserve, if necessary, in accordance with the relevant laws;

(5)	with respect to the remainder of the profits, after adding the previously undistributed profits and making adjustments to the current undistributed profits, our board of directors shall prepare the shareholder dividends plan and submit it to the shareholders’ meeting for the shareholders’ approval.

Given the business environment and development stage that we are in and in light of the expansion of us in line with our business, our future capital expenditures and need for funds shall be taken into account when contemplating profit distribution; hence, as a principal, cash dividends shall be no lower than ten percent of the total dividends.

Acquisition of Common Shares by Us

Under ROC law, as a company whose shares are publicly traded on the TPEx, we may buy back our own common shares in certain statutorily permitted purposes, such as:

(1)	Where the buyback is for transferring shares to our employees;

(2)	Where the buyback is for equity conversion in accordance with the issuance of corporate bonds with warrants, preferred shares with warrants, convertible corporate bonds, convertible preferred shares, or share subscription warrants; or

(3)	Where the buyback is required to maintain our credit and our shareholders’ rights and interests, and the shares so purchased shall be cancelled.

However, under ROC law, we may not purchase over ten percent of the total shares issued by us. A resolution adopted by a majority of directors present at a board meeting attended by two-thirds or more of our directors is required for the purchase of our own common shares. The shares purchased by us pursuant to items (1) and (2) above must be transferred to the intended transferees within three years after the purchase; otherwise, the same will be cancelled. For the shares to be cancelled pursuant to item (3) above, we must complete an amended registration for such cancellation within six months after the purchase.

We may also repurchase the shares of restricted stock upon the occurrence of any event that will trigger the buyback in the relevant issuance plans, such as termination of employment, retirement or breach of the labour contract and the shares that are bought back in such events will be canceled.

Last, in the event of a merger or acquisition transaction where a dissenting shareholder has an appraisal right, such dissenting shareholder may demand us to buy back such shareholder’s shares at a fair market price.

As of             , 2018, we do not hold any treasury shares.

Liquidation Rights

In the event of our liquidation, after paying all outstanding debts, liquidation expenses, and taxes, the remainder of our assets would be distributed to our shareholders pro rata in accordance with the ROC law and our articles of incorporation.

Voting Rights

According to ROC law and our articles of incorporation, at a shareholders’ meeting, a shareholder has one vote for each common share that the shareholder holds. However, under ROC law, these types of shares are not entitled to any voting rights: (i) treasury shares; (ii) shares held by our subordinate company, where the total number of voting shares or total shares equity held by us in such a subordinate company represents more than half of the total number of voting shares or the total shares equity of such a subordinate company; and (iii) the shares of a holding company and its subordinate companies that are held by another company, where the total number of the shares or total shares equity of that company held by the holding company and its subordinate companies directly or indirectly represents more than half of the total number of voting shares or the total share equity of such a company.

A shareholder may appoint a proxy to attend a shareholders’ meeting on such shareholder’s behalf by executing a power of attorney printed by us stating therein the scope of power granted in the proxy. Such proxy must be given at each meeting and a shareholder cannot sign a general proxy for all the meetings held during a period of time. In addition, subject to certain statutory exceptions, when a person acts as the proxy for two or more shareholders, the voting power held by the proxy holder shall not exceed three percent of the total number of shares issued by us. The voting power in excess of this number shall not be counted. In addition, a shareholder cannot vote on the shareholder’s behalf or as a proxy on behalf of others on any resolution item in which such shareholder has a personal interest and such conflict of interest may impair our interest.

In general, the resolutions of shareholders consist of ordinary resolutions and supermajority resolutions. A supermajority resolution is a resolution adopted by shareholders of a majority of the shares represented at a shareholders’ meeting attended by holders of two-thirds or more of the total number of shares issued by us. Subject to few exceptions, if the quorum is not met, the supermajority resolution may be adopted by holders of two-thirds or more of the shares represented at a meeting attended by holders of a majority of the shares issued by us. An example of a matter that must be adopted by a supermajority resolution is amending our articles of incorporation. For certain action items, unlike supermajority resolutions described above, the shareholders’ resolution may only be adopted by holders of two-thirds or more of the shares represented at a meeting attended by holders of a majority of the shares issued by us. An example is a resolution to approve a private placement of shares to specified persons.

Cumulative voting for the election of directors and statutory auditors is mandatorily required under ROC law.

Meetings of Shareholders

Under ROC law, our board of directors is responsible for calling a regular shareholders’ meeting at least once a year within six months after the end of each fiscal year. Our board of directors may call an extraordinary shareholders’ meeting at any time if it deems necessary.

Any statutory auditor may call a shareholders’ meeting either in the event that our board of directors fails to or cannot call such a meeting or in any other case where a statutory auditor deems calling a shareholders’ meeting to be in our best interest.

When our board of directors fails to or cannot call a shareholders’ meeting on account of a share transfer or any other causes, the holders of three percent or more of the total number of shares issued by us may, after obtaining an approval from the competent authority, call a shareholders’ meeting.

Holders of 3% or more of the total number of shares issued by us for one year or more may request in writing that our board of directors calls an extraordinary shareholders’ meeting. If our board of directors fails to circulate the meeting notice within 15 days after the submission of the request, the shareholders in question may make a filing with the competent authority for approval to call the extraordinary meeting.

Since we are a public company, notice of our regular shareholders’ meeting shall be given to shareholders no later than thirty days before the scheduled meeting date, and notice of our extraordinary shareholders’ meeting shall be given to shareholders no later than fifteen days before the scheduled meeting date. Under ROC law, meeting notices may be given in electronic form, subject to the recipient’s consent.

Shareholder Suits

Under ROC law, holders of 3% or more of the total number of shares issued by us for one year or more may request in writing that a statutory auditor institute a lawsuit on our behalf against our directors. If the statutory auditor fails to initiate a lawsuit within 30 days after the request is made, then the shareholders in question may institute a lawsuit on our behalf. In such event, the court may, upon the petition of the defendant director, order the suing shareholders to furnish an appropriate bond. In the event that the suing shareholders do not prevail in the shareholders’ suits and thus cause any damages to us, the suing shareholders shall be liable for indemnifying us for such damages. In addition, where a lawsuit instituted by suing shareholders is found by a final judgment to be based on facts that are obviously untrue, the suing shareholders would be liable to compensate the defendant director for losses or damage resulting from such an action. Where a lawsuit instituted by suing shareholders is found by a final judgment to be based on facts that are obviously true, the defendant director would be liable to compensate the suing shareholders for losses or damage resulting from such an action.

Annual Financial Statements

At the close of each fiscal year, our management and board of directors must prepare the following statements and records and submit them to our statutory auditors for their approval not later than the 30th day prior to the meeting date of the regular shareholders’ meeting:

(1)	the business report;

(2)	the financial statements; and

(3)	the surplus earning distribution or loss off-setting proposals.

Since we are a public company, our annual financial statements must also be audited by a certified public accountant. The annual financial statements must be approved by the shareholders at the annual shareholders’ meeting.

Transfer Restrictions

Under ROC law, our shares are generally freely transferable, subject to certain restrictions. However, since we are a public company, our directors, our managers, and any shareholder who holds ten percent or more of the total number of issued common shares (in each case, including shares held by their respective spouse, minor children and/or nominees) are subject to certain share transfer restrictions and reporting obligations under ROC law. In addition, shareholders of our privately placed common shares are generally prohibited from transferring the privately placed common shares within three years of issuance, subject to several limited exceptions during the three years lock-up period.

Comparison of ROC Law and U.S. Delaware General Corporation Law

Attached is a comparison chart which lists the major differences between ROC law and the Delaware General Corporation Law (Delaware law). Although we believe the comparison chart is materially accurate, the comparison chart is subject to ROC law, and it does not constitute legal advice regarding those matters and should not be regarded as such.

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Number of Directors

Under ROC law, a company must have at least three directors and a public company must have at least five directors. The number of directors shall be fixed in the articles of incorporation of the company.

In addition to directors, under ROC law, a company must have at least one statutory auditor, and a public company

Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

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must have at least two statutory auditors (or in lieu of statutory auditors, an audit committee constituted of all, and in any event at least three, independent directors of the public company). The number of statutory auditors shall also be fixed in the articles of incorporation of the company.

Removal of Directors

Under Taiwan law, the term of office for directors is three years; however, directors may be re-elected for consecutive terms. A director whose term has expired may still serve the company until the successor director is elected at the shareholders’ meeting and assumes the office; however, the competent authority may order the company to elect successor directors within a giving period, and if no election is effected after expiry of the given time limit, the out-going directors shall be discharged from such expiration date. Prior to the end of a director’s term of office, a director may be removed in the following event or by the following manners:

a.   Subject to higher quorum and voting requirements provided in a company’s articles of incorporation, a director may be removed, with or without cause, by a shareholders’ supermajority resolution. However, if a director is removed without cause, that director would be entitled to make a claim against the company for damages incurred from the removal

b.  In the event that a director has, in the course of performing the director’s duties, committed any act resulting in material damages to the company or that is in serious violation of applicable laws and/or regulations, but is not removed by a shareholders’ resolution at the shareholders meeting, the shareholders of three percent or more of the total number of shares issued by the company may, within

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

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30 days after that shareholders’ meeting, institute a lawsuit in the court for a judgment with respect to such matter.

c.   The shareholders may remove all the directors on the board, with or without cause, by adopting a resolution to re-elect all directors of the company. Such a resolution must be adopted by shareholders of a majority of shares represented at a meeting attended by holders of over half of the shares issued by the company.

d.  A shareholder which is a legal person instead of an individual may designate individuals as its representatives, and if any of such representatives are elected to the board, the corporate shareholder may at any time remove such representative and appoint another representative to fill the vacancy without going through a shareholders’ meeting to elect a new director.

e.   A director will also be automatically removed from the board if such director:

(1)   has committed an offense as specified in the Statute for Prevention of Organizational Crimes and subsequently found guilty in a final judgment, and the time elapsed after such director has served the full term of the sentence is less than five years;

(2)   has committed an offense related to fraud, breach of trust or misappropriation and subsequently been punished with imprisonment for a term of more than one year, and the time elapsed since he or she has served the full term of such sentence is less than two years;

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(3)   having been found guilty in a final judgment for misappropriating public funds during the time of such director’s public service, and the time elapsed since he or she has served the full term of the sentence imposed for such crime is less than two years;

(4)   has been declared bankrupt, and not had his or her rights and privileges reinstated;

(5)   has been sanctioned for unlawful use of credit instruments, and the term of such sanction has not expired yet;

(6)   has no or only limited legal capacity;

(7)   transfers more than half of the shares he or she held when he or she was elected to the board; however, such provision does not apply to independent directors;

(8)   has spousal or familial relationship within the second degree of kinship with another director in violation of relevant prohibitions; or

(9)   fails to meet the additional qualifications as an independent director if such director is elected as an independent director.

Vacancies on the Board of Directors

Under ROC law, when the number of vacancies in the board reaches one-third or more of the total number of directors, the board shall convene, within thirty days, an extraordinary shareholders’ meeting to elect successor directors to fill the vacancies.

In the case of a public company, when there are less than five directors in office, successor directors shall be elected at the next shareholders’

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole

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	meeting; however, when the number of vacancies in the board reaches one-third or more of the total number of directors set forth in the company’s articles of incorporation, an extraordinary shareholders’ meeting shall be convened within 60 days to elect successor directors.	remaining director elected by such class, will fill such vacancy.

Annual General Meeting

Under ROC law, the annual shareholders’ meeting shall be called by the board at least once in a year, within six months after the end of a fiscal year.

The Taiwan Company Act is silent as to the time and venue for the shareholders’ meetings of a private company. However, for companies listed on the TWSE or the TPEx, the venue must be either the company’s office or a venue that is accessible to shareholders and appropriate for holding a meeting, and shareholders meetings cannot start before 9 am or after 3 pm.

Statutory auditors or members of the audit committee, if applicable, of the company may call an annual shareholders’ meeting if the board fails to or cannot call such a meeting.

In addition, if the board fails to or cannot call a shareholders’ meeting on account of a share transfer or any other causes, the shareholders of three percent or more of the total number of shares issued by the company may, after obtaining an approval from the competent authority, call a shareholders’ meeting.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under ROC law, extraordinary shareholders’ meetings may be called under any of the following circumstances:

a.   the board may call an extraordinary shareholders’ meeting whenever necessary.

b.  shareholders of three percent or more of the total number of shares issued by a company to one year or

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

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more may request in writing that the board call an extraordinary shareholders’ meeting. If the board fails to circulate the meeting notice within fifteen days after the submission of the request, the shareholders in question may make a filing with the competent authority for approval to call the extraordinary meeting.

c.   when the board fails to or cannot call a shareholders’ meeting on account of a share transfer or any other causes, the shareholders of three percent or more of the total number of shares issued by the company may, after obtaining an approval from the competent authority, call a shareholders’ meeting

d.  the statutory auditors or members of the audit committee, if applicable, of the company may call a shareholders’ meeting either in the event that the board fails to or cannot call such a meeting, or in any other case where the statutory auditors or members of the audit committee, if applicable, deem calling a shareholders’ meeting would be in the company’s best interest.

e.   after the consummation of a tender offer, if the tender offeror and its relative persons in the aggregate hold more than 50% of the total number of shares issued by the company, then they are entitled to request in writing that the board call an extraordinary shareholders’ meeting.

Notice of General Meetings

Under the Taiwan Company Act, the statutory notice period depends on the case concerned:

Notice of a regular shareholders’ meeting shall be given to shareholders no later than 20 days before the scheduled meeting date, and public

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the

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notice shall be given to holders of bearer share certificates no later than 30 days prior to the scheduled meeting date.

In the case of a public company, notice of a regular shareholders’ meeting shall be given to shareholders no later than 30 days before the scheduled meeting date, and public notice shall be given to holders of bearer share certificates no later than 45 days prior to the scheduled meeting date.

Notice of an extraordinary shareholders’ meeting shall be given to shareholders no later than ten days before the scheduled meeting date, and public notice shall be given to holders of bearer share certificates no later than 15 days prior to the scheduled meeting date.

In the case of a public company, notice of an extraordinary shareholders’ meeting shall be given to shareholders no later than 15 days before the scheduled meeting date, and public notice shall be given to holders of bearer share certificates no later than 30 days prior to the scheduled meeting date.

Meeting notices may be given in electronic form, subject to the recipient’s consent.

meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.
Proxy

Under the Taiwan Company Act, a shareholder may appoint a proxy to attend a shareholders’ meeting on such shareholder’s behalf by executing a power of attorney printed by the company stating therein the scope of power granted in the proxy. Such proxy must be given for each meeting and a shareholder cannot sign a general proxy for all the meetings held during a period of time.

Subject to certain statutory exceptions, when a person acts as the proxy for two or more shareholders, the voting power held by the proxy holder shall not exceed three percent of the total number of shares issued by the company. The

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

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voting power in excess of this number shall not be counted. In addition, a shareholder cannot vote on any resolution item in which such shareholder has a personal interest and such conflict of interest may impair our interest. Nor can such shareholder vote on such item as a proxy on behalf of others.

In the event of a public company, the use and solicitation of proxies are subject to another set of rules promulgated by the Financial Supervisory Commission. For example, the aforementioned three percent limitations would not apply to shareholders that meet certain requirements under the rules.

A director of an ROC company may give a proxy to another director to attend the board meeting on his or her behalf. An independent director of a Taiwan public company may also give a proxy to another independent director. However, a director may also accept one proxy.

Pre-emptive Rights

Under the Taiwan Company Act, subject to some exceptions, both shareholders and employees have preemptive rights to subscribe to additional issues of stock.

Unless otherwise approved by the competent authority for exemption, a company must reserve ten to fifteen percent of the new shares to be issued for its employees to subscribe. Such employees are selected by the company. The company may restrict an employee’s right to transfer the shares so subscribed for a maximum period of two years; however, this provision does not apply to the issue of employee restricted shares by a public company. Such preemptive right for employees is exempted for companies having 45% or more foreign ownership the investment of which was approved by Taiwan Investment Commission under the Statute For Investment by Foreign Nationals.

Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

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In the case of issues of any new shares, shareholders have the preemptive right to subscribe to the shares not reserved for employees and public offering in proportion to their shareholdings.

There are several exceptions to such preemptive rights of the employees and shareholders:

a.   new shares issued in the course of a merger, split, or reorganization;

b.  new shares issued upon the exercise of employee stock options

c.   new shares issued upon the conversion of convertible bonds;

d.  new shares issued upon exercise of subscription rights vested in or attached to share subscription warrants or special shares having share subscription rights; and

e.   new shares issued as consideration in exchange for shares issued by another company.

In addition to the above general exceptions, below are exceptions that only apply to public companies:

a.   new shares issued to employees as restricted if approved by a shareholders’ supermajority resolution are exempted from the preemptive rights of employees and shareholders;

b.  new shares issued in a qualified private placement are exempted from the preemptive rights of employees and shareholders;

c.   for public companies listed on the TWSE or TPEx, in the event of issuing new shares for cash, at least ten percent, subject to a higher percentage approved by shareholders by an ordinary resolution, of the new shares must be issued to the public at the market value, and those shares are exempted from the preemptive rights of shareholders.

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Authority to Allot

Under the Taiwan law, if the authorized capital of a company is not completely issued, the board has the power to authorize the issuance of new shares by a resolution adopted by a majority vote at a board meeting attended by two-thirds or more of the directors. After the exercise of shareholders’ pre-emptive right, the board may authorize the chairman to offer unsubscribed shares to specific persons chosen by the chairman.

In the case of a public company, the consideration must be cash, and the issue price shall not be lower than the par value, subject to exceptions promulgated by the Financial Supervision Commission.

Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.
Liability of Directors and Officers

Under ROC law, officers as well as directors, when acting within the scope of their duties, are deemed “responsible persons” of the company. Therefore, as responsible persons, directors and officers shall have the duty of loyalty and shall exercise the due care of a good administrator in conducting the business operations of the company.

ROC law does not expressly permit a company to include a provision in its articles of incorporation to eliminate or limit the personal liability of a director or officer for damages arising from a breach of their fiduciary duty or duty of loyalty.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

a.   any breach of the director’s duty of loyalty to the corporation or its stockholders;

b.  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

c.   intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

d.  any transaction from which the director derives an improper personal benefit.

Voting Rights	Under ROC law, in general, each shareholder is entitled to one vote for each share of capital stock held by such shareholder. However, a company may issue special shares without voting rights or with restricted voting rights. Under ROC law, except for a company that is	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

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registered as a closely held company pursuant to the Taiwan Company Act, a company is not allowed to issue shares entitled to multiple votes per share.

In addition, the types of shares set forth below are not entitled to any voting rights:

a.   treasury shares;

b.  shares held by the company’s subordinate company, where the total number of voting shares or total shares equity held by the company in such a subordinate company represents more than half of the total number of voting shares or the total shares equity of such a subordinate company; or

c.   the shares of a holding company and its subordinate companies that are held by another company, where the total number of the shares or total shares equity of that company held by the holding company and its subordinate companies directly or indirectly represents more than half of the total number of voting shares or the total share equity of such a company.

Only in two scenarios are shareholders expressly permitted by Taiwan law to enter into a voting agreement among themselves: (i) the shareholders in question are shareholders of a closely held private company registered in accordance with the Taiwan Company Act, or (ii) in connection with a merger or acquisition qualified under the Taiwan Mergers and Acquisitions Law.

In general, the resolutions of shareholders consist of ordinary resolutions and supermajority resolutions. A supermajority resolution is a resolution adopted by shareholders of a majority of the shares represented at a shareholders’ meeting attended by holders of two-thirds or more of the total number of shares issued by us. If the

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quorum is not met, the supermajority resolution may be adopted by shareholders of two-thirds or more of the shares represented at a meeting attended by holders of a majority of the shares issued by us. An example of a matter that must be adopted by a supermajority resolution is making an amendment to our articles of incorporation. For certain action items, unlike supermajority resolutions described above, the shareholders’ resolution may only be adopted by shareholders of two-thirds or more of the shares represented at a meeting attended by holders of a majority of the shares issued by us. An example is a resolution to approve our proposal to conduct a private placement of shares to specified persons or to issue stock options at exercise prices lower than the closing prices of the shares at the market.

Shareholder Vote on Certain Transactions

In general, shareholders’ resolutions are adopted by ordinary resolutions. However, the items below must be approved by a supermajority resolution:

a.   the entering into, the amendment to, or the termination of any contract for the lease of the company’s business in whole, or for entrusted business, or for regular joint operation with others;

b.  the transfer of all or any essential part of the company’s business or assets;

c.   the acceptance of the transfer of another’s whole business or assets, where such transfer will have great bearing on the business operations of the company;

d.  the removal of the entire board;

e.   the release of directors’ non-competition restrictions;

f.   the amendment of the company’s articles of incorporation (in the event that an amendment would impair the interests of holders of preferred stock, the resolution must

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

a.   the approval of the board of directors; and

b.  approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

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be adopted at both the general meeting and the preferred stock meeting);

g.  the dissolution, consolidation or merger, or split-up of the company.

h.  the issue of new shares as share dividends (in the case of a public company, such a resolution may be adopted by a majority of directors at a board meeting attended by two-thirds or more of the directors, if the articles of incorporations so provide);

i.   the termination of public trading status;

j.   an investment in another company constituting over forty percent of the company’s paid-in capital;

k.  the distribution of the statutory reserve and the following capital reserve, in whole or in part, by issuing new shares which shall be distributable as dividend shares to its original shareholders in proportion to the number of shares held by each of them or as cash (in the case of a public company, such a resolution may be adopted by a majority of directors at a board meeting attended by two-thirds or more of the directors, if the articles of incorporations so provide):

1.  the income derived from the issuance of new shares at a premium;

2.  the income from endowments received by the company;

l.   for a public company, the issue of employee restricted stock.

In addition, for a public company, a private placement or issuance of employee stock option at an exercise price lower than the statutory minimum price must be approved by a resolution adopted by holders of two-thirds or more of the shares represented at a

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shareholders’ meeting attended by a majority of the total number of shares issued by the company.

Standard of Conduct for Directors

As mentioned above, as a “responsible person” of a company under the Taiwan Company Act, a director shall have the duty of loyalty and shall exercise the due care of a good administrator in conducting the business operation of the company. A director would be liable to the company for the damages arising from an act in violation of these duties, and shareholders of the company may, by a resolution, consider the earnings in such an act as earnings of the company unless one year has elapsed since the realization of such earnings.

In addition, if a director, in the course of conducting business operations, violated any provision of the applicable laws and/or regulations and thus caused damage to any other person, such director, and the company, shall be liable, jointly and severally, for the damage to such other person.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director acts in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

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Stockholder Suits

Under ROC law, holders of three percent or more of the total number of shares issued by a company for one year or more may request in writing that the statutory auditors or members of the audit committee, if applicable, of the company institute a lawsuit on the company’s behalf against the company’s directors.

If the statutory auditors or members of the audit committee fail to initiate a lawsuit within thirty days after the request is made, then the shareholders in question may institute a lawsuit on behalf of the company. In such event, the court may, upon the petition of the defendant, order the suing shareholders to furnish an appropriate security. In the event that the suing shareholders do not prevail and thus cause any damage to the company, the suing shareholders shall be liable for indemnifying the company for such damage.

Where a lawsuit instituted by suing shareholders is found by a final judgment to be based on facts that are obviously untrue, the suing shareholders shall be liable to compensate the defendant director for losses or damage resulting from such an action. Where a lawsuit instituted by suing shareholders is found by a final judgment to be based on facts that are obviously true, the defendant director shall be liable to compensate the suing shareholders for losses or damage resulting from such an action.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•   state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•   allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•   state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or settled without the approval of the Delaware Court of Chancery.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., has agreed to act as the depositary for the ADSs. JPMorgan Chase Bank, N.A.’s depositary offices are located at 4 New York Plaza, Floor 12, New York, NY, 10004. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is             .

We have appointed JPMorgan Chase Bank, N.A. as depositary pursuant to a deposit agreement. We intend to file a registration statement on Form F-6 to register the issuance of the ADSs offered hereby. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to registration number 333-              when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary that are italicized describe matters that may be relevant to ownership of ADSs but may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, common shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-common share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the ROC, which may be different from the laws of the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

The manner in which you own ADSs (e.g., in brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated) may affect your rights and obligations, and the manner in which the depositary’s services are made available to you. As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the common shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the common shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the common shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable common shares with the beneficial ownership rights and interests in such common shares being at all times vested with the beneficial owners of the ADSs representing the common shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Other Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders of ADSs, subject to the laws and regulations of the ROC.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of common shares for the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to-common shares ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-common share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Taiwan would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders of ADSs in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders of ADSs.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Common shares

The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the company.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the common shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Common shares

Upon completion of this offering, the common shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

After the closing of this offering, the depositary may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian. Your ability to deposit common shares and receive ADSs may be limited by United States and ROC legal considerations applicable at the time of deposit. As of the date of this prospectus, we have received approval by Taiwan regulators to permit an additional              common shares to be deposited into the depositary for the creation of additional ADSs. Notwithstanding the foregoing, we have agreed to prohibit the depositary from accepting any common shares, other than those underlying the ADSs to be sold in this offering, for deposit in exchange for additional ADSs until the end of the 180-day lock-up period described under the caption “Underwriting — No Sales of Similar Securities,” unless we have obtained the prior written consent of Cantor Fitzgerald & Co.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such common shares have been validly waived or exercised;

•	you are duly authorized to deposit the common shares;

•	the common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement);

•	the common shares presented for deposit have not been stripped of any rights or entitlements; and

•	the deposit of shares does not violate any applicable provision of ROC law.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Common Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian’s offices. Your ability to withdraw the common shares held in respect of the ADSs may be limited by United States and Taiwan considerations applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:

•	temporary delays that may arise because (i) the transfer books for the common shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and/or

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Form and ROC Share Issuance Procedure

On the Closing Date, we will deliver a certificate of payment, or the Certificate of Payment, evidencing the right to receive underlying common shares to                     , as custodian, for JPMorgan Chase Bank, N.A., as the depositary, which in turn will deliver the ADSs.

No later than the second business day in the ROC following the Closing Date, we will make a filing with the Taipei Exchange for listing of certificates of payment in scripless form, or the Scripless Certificates of Payment, in respect of the underlying common shares. It is expected that the listing of the Scripless Certificates of Payment will take place around the ninth business day in the ROC following the Closing Date (such date being the “Share Listing Date “). Immediately upon such listing and the credit of the number of common shares as represented by the Scripless Certificates of Payment into the depositary’s account with the custodian through the book-entry system maintained by the Taiwan Depository & Clearing Corporation, or the TDCC, the Certificate of Payment we delivered to the custodian on the Closing Date will be replaced by the Scripless Certificates of Payment. Except where the context otherwise requires, during the period immediately prior to the Share Listing Date those references shall be deemed as references to the Certificate of Payment initially delivered to the custodian.

Interests in the Scripless Certificates of Payment, without physical certificates and maintained in the book-entry settlement system, carry the same rights and as those attaching to the Shares and are eligible for trading on the Taipei Exchange in the same manner as common shares. Delivery of the irrevocable right to receive the underlying withdrawn common shares, evidenced by the Scripless Certificates of Payment, will only be made by the custodian through the book-entry system maintained by the TDCC.

We will issue and deliver the underlying common shares (registered in the name of the depositary or its nominee) to the custodian in scripless form in respect of the Scripless Certificates of Payment on or about 60 to 80 calendar days after the Closing Date, subject to completion of the company registration for the capital increase and the filing with the Taipei Exchange.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in “Description of Share Capital and Articles of Incorporation—Articles of Incorporation” in this prospectus.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to receive such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote (or cause the custodian to vote) the securities (in person or by proxy) represented by the holder’s ADSs as follows:

•	If voting at the shareholders’ meeting is by show of hands: The depositary will vote (or cause the custodian to vote) all the securities represented by ADSs in accordance with the voting instructions received from a majority of the ADS holders of provided voting instructions; and

•	If voting at the shareholders’ meeting is by poll: The depositary will vote (or cause the custodian to vote) the securities represented by ADSs in accordance with the voting instructions received from the ADS holders of provided voting instructions.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated herein). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fee
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of common shares or upon a change in the ADS(s)-to-common shares ratio), excluding ADS issuances as a result of distributions of common shares	Up to $0.05 per ADS issued

Service	Fee
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-common shares ratio)	Up to $0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $0.05 per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $0.05 per ADS held

ADS Services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges, including but not limited to any charged owed to the ROC tax authority as described below;

•	the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

As an ADS holder, you will also be responsible to pay any required charges to the Taiwan tax authority, which are subject to change. As of the date hereof, the charges may include:

Service	Fee
Issuance of ADSs upon a deposit of common shares	0.3% of the aggregate price of ADS issued

Withdrawal of common shares upon cancellation of ADSs	0.3% of the aggregate price of ADS canceled

Sale of common shares on the Taiwan Exchange	0.3% of the aggregate price of common shares sold

ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person to whom the ADSs are issued (in the case of ADS issuances) and to the person whose ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and

(ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

Termination

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Transmission of Notices, Reports and Proxy Soliciting Material

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Incorporation, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Incorporation or in any provisions of or governing the securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

Nothing in the deposit agreement precludes JPMorgan Chase Bank, N.A. (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates JPMorgan Chase Bank, N.A. to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of common shares or release common shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed     % of the common shares on deposit in the aggregate) and imposes a number of conditions on such transactions (e.g., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement and the ADRs will be interpreted in accordance with the laws of the State of New York. The rights of holders of common shares (including common shares represented by ADSs) is governed by the laws of the ROC.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to this offering, while our common shares have been traded on the Taipei Exchange since December 2012, there has been no public market in the United States for our ADSs or our common shares. Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. As described below, a significant number of currently outstanding common shares will not be available for sale shortly after the global offering due to contractual restrictions on transfers of common shares and ADSs. Accordingly, sales of substantial amounts of our ADSs or the common shares, or the perception that these sales could occur, could adversely affect prevailing market prices for our ADSs and could impair our future ability to raise equity capital. The Taipei Exchange also sets certain limitations on the trading volatility of our common shares and applicable ROC law requires the price at which the ADSs are issued to not be lower than 90% of the closing price of our common shares on the pricing date of this offering and not be lower than 90% of an average of closing prices a certain number of days prior to the pricing date of this offering. In addition, there are currently limits on the range of daily price movements on the Taipei Exchange.

We expect all ADSs sold in this offering will be freely transferable without restriction, except for any ADSs purchased by one or more of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. See “—Lock-up Agreements” below for information regarding restrictions on the transfer of our common shares after this offering.

Rule 144

In general, persons who have beneficially owned restricted common shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of

Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•	1% of the number of common shares then outstanding, which will equal approximately shares immediately after the closing of this offering based on the number of common shares outstanding as of ; or

•	the average weekly trading volume of our common shares in the form of ADSs on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or statutory auditors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

All of our individual directors, representatives of our entity directors, officers, statutory auditors and other holders of an aggregate of approximately              of our common shares, or         % of our outstanding common shares, have agreed for a period of 180 days after the date of this prospectus, and our entity directors, each of whose holdings comprise more than 5% of our outstanding common shares (in the aggregate approximately              of our common shares), have agreed for a period of 90 days after the date of this prospectus, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, common shares or such other securities, without the prior written consent of Cantor Fitzgerald & Co. See “Underwriting.”

We have agreed to prohibit the depositary from accepting any common shares other than those underlying the ADSs to be sold in this offering for deposit in exchange for additional ADSs until the end of the 180-day lock-up period described above.

MATERIAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our common shares or ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our common shares or ADSs pursuant to this offering and hold such common shares or ADSs as capital assets. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our common shares or ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our common shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our common shares or ADSs that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares or ADSs, the U.S. federal income tax consequences relating to an investment in such common shares or ADSs will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our common shares or ADSs.

Persons considering an investment in our common shares or ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our common shares or ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the common shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for common shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying common shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (PFIC) for any taxable year in which either (1) at least 75% of its gross income is “passive income” (PFIC income test), or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (PFIC asset test). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that give rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2016 tax year. In part, because we may hold a substantial amount of cash and cash equivalents following this offering, and because the calculation of the value of our assets after this offering may be based in part on the value of our common shares or ADSs, which may fluctuate considerably, there can be no assurance that we will not be a PFIC in future taxable years including our current taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (IRS) will agree with our conclusion and that the IRS would not assert a contrary position. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common shares or ADSs, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares or ADSs, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares or ADSs, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our common shares or ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our common shares or ADSs, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such common shares or ADSs, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our common shares or ADSs. If the election is made, the U.S. Holder will be deemed to sell our common shares or ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares or ADSs would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or ADSs and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our common shares or ADSs if a valid “mark-to-market” election is made by the U.S. Holder for our common shares or ADSs. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our common shares or ADSs held at the end of such taxable year over the adjusted tax basis of such common shares or ADSs. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such common shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our common shares or ADSs would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our common shares or ADSs in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the common shares or ADSs would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our ADSs will be marketable stock as long as they remain listed on The Nasdaq Global Market and are regularly traded. A mark-to-market election will not apply to the common shares or ADSs for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the common shares or ADSs.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (QEF) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares or ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of common shares or ADSs of a PFIC.

Distributions

Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our common shares or ADSs generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received by the U.S. Holder (or in the case of ADSs, the Depositary) to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares or ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares or ADSs, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

The amount of a dividend will include any amounts withheld by the Company in respect of ROC taxes. Distributions on our common shares or ADSs that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “—Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

The amount of any dividend income paid in New Taiwan dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on common shares or ADSs that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Common Shares or ADSs

Subject to the discussion above under “—Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our common shares or ADSs in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the common shares or ADSs. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the common shares or ADSs were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares or ADSs will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our common shares or ADSs. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our common shares or ADSs.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares or ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our common shares or ADSs may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our common shares or ADSs may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR COMMON SHARES OR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

ROC Taxation

The following is a summary under present law of the principal ROC tax consequences of the ownership and disposition of ADSs and shares to a Non-Resident Individual or a Non-Resident Entity that owns ADS or shares (each a Non-ROC Holder). As used in this section, a “Non-Resident individual” is a foreign national individual who is not physically present in the ROC for 183 days or more during any calendar year; and a “Non-Resident Entity” is a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC and has no fixed place of business or other permanent establishment or business agent in the ROC. Prospective purchasers of the ADSs should consult their tax advisors concerning the ROC tax consequences of owning the ADSs or shares and the laws of any other relevant taxing jurisdiction to which they are subject.

Dividends

Dividends (whether in cash or shares) declared by us out of retained earnings and distributed to a Non-ROC Holder in respect of shares are subject to ROC income tax collected by way of withholding at the time of distribution, currently at the rate of 21.0% (unless a preferable tax rate is provided under a tax treaty between the

ROC and the jurisdiction where the Non-ROC Holder is a resident), on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed shares (in the case of share dividends). The United States currently does not have an income tax treaty with the ROC. We are subject to a 10.0% retained earnings tax on our after-tax earnings generated that are not distributed in the following year. The retained earnings tax so paid reduces the retained earnings available for future dividends. When we declare dividends out of those retained earnings, a maximum amount of up to 5.0% of the declared dividends will be credited against the 21.0% withholding tax imposed on Non-ROC Holders of ADSs or shares. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 21.0%.

Dividends paid by us out of our capital reserves are not subject to ROC withholding tax, except under limited circumstances.

It shall be noted that the Ministry of Finance of the ROC government has recently issued some tax reform proposals (Proposals) which include tax reforms on retained earnings tax. If such Proposals are approved by the Legislative Yuan by the end of 2018, then the retained earnings tax will be reduced to 5.0% for earnings generated in 2018 and going forward, but such tax will no longer be creditable against the dividend withholding tax for dividends expatriated in 2019 and the years thereafter.

Sale

There is no ROC tax on (i) the purchase of the ADSs, (ii) the sale of the ADSs or (iii) conversion of the ADSs into their underlying shares. However, securities transaction tax will be withheld at the rate of 0.3% of the transaction price upon a sale of the underlying shares in the ROC.

Under current ROC law, capital gains on transactions in securities issued by ROC companies and held by a Non-ROC Holder are exempt from income tax. This exemption applies to capital gains derived from the sale of the said shares.

Pre-emptive Rights

Distributions of statutory subscription rights for the shares in compliance with the ROC Company Law are not subject to ROC tax. Proceed derived from sale of statutory subscription rights evidenced by securities by a Non-ROC Holder are currently exempted from income tax but are subject to securities transactions tax, currently at the rate of 0.3% of the gross sales amount. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are subject to capital gains tax at the rate of 20% of the income. Subject to compliance with ROC law, we have the sole discretion to determine whether statutory subscription rights shall be evidenced by the issuances of securities.

Tax Treaties

At present, the ROC does not have a double taxation treaty with the United States, but it does have double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Swaziland, Macedonia, Gambia, the Netherlands, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada, and Poland, which generally have reduced the rate of withholding tax on dividends and interest paid by ROC companies to residents of these countries. It is unclear whether a Non-ROC Holder of ADSs will be considered as share owners for the purposes of such treaties. Accordingly, residents of these countries should consult their tax advisors concerning their eligibility for benefits under the relevant treaty.

Estate Taxation and Gift Taxation

Subject to allowable exclusions, deductions and exemptions, ROC estate tax is payable on any property within the ROC of a deceased foreign national individual, and ROC gift tax is payable on any property within the ROC donated by a foreign national individual. Estate tax is currently imposed at progressive rates ranging from 10% of the first NT$50,000,000 to 20.0% of amount in excess of NT$100,000,000. Gift tax is also imposed at progressive rates ranging from 10.0% of the first NT$25,000,000 donated to 20.0% of amount donated in excess of NT$50,000,000. Under ROC estate and gift tax law, the shares will be deemed to be located in the ROC without regard to the location of the owner. As our principal business place is located in the ROC, both ADSs and the shares are regarded as ROC properties and thus subject to taxation in ROC for the estate and gift tax purposes.

Tax Guarantor

If a holder of non-ROC nationality converts the ADSs held by the holder into the underlying shares, such holder is required under current ROC law and regulations to appoint a tax agent in the ROC. Such agent must meet certain qualifications set by the ROC Financial Supervisory Commission and, upon appointment, become a guarantor of such holder’s ROC tax obligations. Evidence of the appointment of such agent and the approval for such appointment by the ROC tax authorities would be required as conditions to such holder’s repatriation of the profit derived from the sale of shares. There can be no assurance that a foreign holder will be able to appoint and obtain approval for the required agent in a timely manner.

Subject to certain exceptions, under current ROC law, upon the repatriation of profits of shares sold within the ROC, the tax agent so appointed is required to submit evidence of the appointment of the tax agent to, and approval thereof by, the tax authority, or to submit tax clearance certificates issued by the tax authority. Notwithstanding the above requirements for the appointment of a tax agent or submission of tax clearance certificates as provided in the ROC regulations, the Central Bank of the Republic of China has not required submission of such evidence or tax clearance certificates as condition to repatriation of sale proceeds of shares from sales that take place within the ROC. However, there can be no assurance that the Central Bank of the Republic of China will not require submission of such evidence or tax clearance certificates in the future.

UNDERWRITING

We have entered into an underwriting agreement with Cantor Fitzgerald & Co., as representative of the underwriters named below (Representative) with respect to the ADSs being offered. Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ADSs shown opposite its name below:

Underwriter	Number of ADSs
Cantor Fitzgerald & Co.
CLSA Limited
H.C. Wainwright & Co., LLC
Janney Montgomery Scott LLC
Laidlaw & Company (UK) Ltd.

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by Cantor Fitzgerald & Co. of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

CLSA Limited will not effect any offers or sales of any ADSs in the United States.

Over-allotment Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable at any time through and until one day before the closing date of this offering, to purchase up to an aggregate of additional          ADSs from us at the closing and at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions solely for the purpose of covering over-allotments, if any, made in connection with the sale of ADSs set forth above. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional ADSs approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $            per ADS. After the initial offering, the Representative may change the offering price and other selling terms. The offering of ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS		Total
	Without Over- allotment Option Exercise	With Over- allotment Option Exercise	Without Over- allotment Option Exercise	With Over- allotment Option Exercise
Public offering price	$	$	$	$
Underwriting discounts and commissions	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We have also agreed to reimburse the underwriters for certain of their counsels’ fees and expenses related to the clearance of this offering with the Financial Industry Regulatory Authority (FINRA).

Listing

Prior to the offering, there has been no public market for our ADSs. The initial public offering price has been negotiated among us and the Representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have submitted an application to list our ADSs on The Nasdaq Global Market under the symbol “TLC.”

Settlement

We expect to deliver the ADSs against payment for the ADSs on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the third trading day following the first trading day for our ADSs (T+3). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two trading days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares prior to the trading day before the settlement date will be required, by virtue of the fact that the shares initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

No Sales of Similar Securities

We, our individual directors, representatives of our entity directors, officers, statutory auditors and other holders of an aggregate of approximately                  of our common shares, or         % of our outstanding common shares, have agreed for a period of 180 days after the date of the underwriting agreement, and our entity directors, each of whose holdings comprise more than 5% of our outstanding common shares (in the aggregate approximately                  of our common shares), have agreed for a period of 90 days after the date of the underwriting agreement, subject to certain specified exceptions, not to directly or indirectly, without the prior written consent of Cantor Fitzgerald & Co.:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or otherwise dispose of, any ADSs, options or warrants to acquire ADSs, or securities exchangeable or exercisable for or convertible into ADSs currently or hereafter owned either of record or beneficially,

•	enter into any swap, hedge or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of ADSs, or securities exchangeable or exercisable for or convertible into ADSs, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

In addition, we and each such person agrees that, without the prior written consent of Cantor Fitzgerald & Co., we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ADSs or any security convertible into or exercisable or exchangeable for ADSs.

The restrictions in the immediately preceding paragraph do not apply in certain circumstances, including:

•	the sale of the ADSs to the underwriters;

•	transfers of our common shares, ADSs or ADRs as a bona fide gift or gifts, provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with such transfer and that such securities remain subject to a lock-up agreement with the underwriters;

•	transfers of our common shares, ADSs or ADRs to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with such transfer and that such securities remain subject to a lock-up agreement with the underwriters;

•	transfers by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with such transfer being made pursuant to such court order and that such securities remain subject to a lock-up agreement with the underwriters;

•	transfers of our common shares, ADSs or ADRs by will or intestacy provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with such transfer and that such securities remain subject to a lock-up agreement with the underwriters;

•	transfers to any affiliate, limited partners, general partners, limited liability company members of stockholders of the party subject to the lock-up agreement, or if the party subject to the lock-up agreement is a corporation to any wholly-owned subsidiary of such corporation, provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with such transfer and that such securities remain subject to a lock-up agreement with the underwriters;

•	in connection with the disposition or transfer of common shares, ADSs, ADRs or other securities to us upon the “net” or “cashless” exercise of options to purchase shares of common shares, ADSs, ADRs or the vesting of restricted stock awards disclosed in this prospectus, provided that such common shares, ADSs, ADRs or other securities received upon exercise shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement, and provided further that no filing under Section 16(a) of the Exchange Act, or other public announcement, shall be required or voluntarily made in connection with any such transaction;

•	transactions by any person other than us relating to common shares, ADSs, ADRs or other securities acquired in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common shares, ADSs or ADRs or other securities acquired in such open market transactions;

•	transfers of common shares, ADSs, ADRs or other securities to us in connection with a repurchase by us pursuant to a repurchase right arising upon the termination of the transferee’s employment with us pursuant to contractual agreements with us, provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with such repurchase right under such agreement and that no other public announcement or filing shall be required or voluntarily made during any such transaction;

•	transfers of common shares, ADSs, ADRs or other securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change of control of our company that has been approved by our board of directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the securities shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement; and

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares, ADSs or ADRs, provided that (i) such plan does not provide for the transfer of common shares, ADSs or ADRs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares, ADSs or ADRs may be made under such plan during the restricted period.

Cantor Fitzgerald & Co. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements.

We have agreed to prohibit the depositary from accepting any common shares other than those underlying the ADSs to be sold in this offering for deposit in exchange for additional ADSs until the end of the 180-day lock-up period described above.

Market Making, Stabilization and Other Transactions

The underwriters may make a market in the ADSs as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ADSs, that you will be able to sell any of the ADSs held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing our ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs.

“Naked” short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. The underwriters are not obligated to engage in these activities and, if commenced, may end any of these activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters, selling group members (if any) or their affiliates. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in a wide range of activities for their own accounts and the accounts of customers, which may include, among other things, corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of its business, the underwriters and their respective affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Stamp Taxes

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia (Corporations Act), has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell securities or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (FIEL), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

•	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is given for the transfer; or

•	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (Israeli Securities Law), and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the ADSs is directed only at, investors listed in the first addendum (Addendum) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors (as defined in the Prospectus Directive) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of ADSs in this offering. With the exception of the registration fee payable to the SEC, The Nasdaq Global Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., all amounts are estimates.

Expense	Amount to be paid
SEC registration fee	$ *
The Nasdaq Global Market listing fee	*
FINRA filing fee	*
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*

Total	*

*	To be completed by amendment.

LEGAL MATTERS

We are being represented by Cooley LLP, San Diego, with respect to certain legal matters of U.S. federal securities and New York State law. The validity of our shares underlying our ADSs and certain other matters of ROC law will be passed upon for us by K&L Gates. Legal counsel to the underwriters in connection with this offering are Davis Polk & Wardwell LLP, Menlo Park, California and Baker & McKenzie, Taipei.

EXPERTS

The financial statements as of December 31, 2016 and 2017 and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers, Taiwan is 27F, No. 333, Sec. 1, Keelung Rd., Xinyi Dist., Taipei 11012, Taiwan.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are incorporated and currently existing under the laws of the ROC. In addition, certain of our directors and officers reside outside of the United States and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.

In addition, uncertainty exists as to whether the courts of the ROC would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the ROC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by K&L Gates that the ROC is not a party to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards. Although there is currently a Treaty on Friendship, Commerce and Aviation between (i) the United States and (ii) the ROC providing for reciprocal recognition and enforcement of judgments of United States courts and ROC courts in civil and commercial matters, a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in the ROC. We have also been advised by K&L Gates that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would need to be first recognized by the courts of the ROC pursuant to the ROC Code of Civil Procedures, if the following conditions are met:

•	the foreign court has jurisdiction over the subject matter pursuant to the ROC laws;

•	when a default judgment is rendered against the losing defendant, the notice or summons of the initiation of action must have been legally served in a reasonable time in the foreign country or has been served through judicial assistance provided under the ROC laws; and

•	the performance demanded by such judgment or its litigation procedure is not contrary to the ROC public policy or morals.

Subject to the foregoing, investors may be able to enforce, in the ROC, judgments relating to civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that those judgments will be recognized or enforceable in the ROC.

If an ROC court decides to recognize a U.S. judgment for a monetary payment, the ROC judgment will be enforceable by methods generally available for this purpose. These methods generally permit the ROC court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an ROC judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim and the court has the right to decide whether to suspend any such enforcement proceeding.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. A related registration statement on Form F-6 has been filed with the Securities and Exchange Commission to register the ADSs. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.tlcbio.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Taiwan Liposome Company, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Taiwan Liposome Company, Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

February 6, 2018

We have served as the Company’s auditor since 2002.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
Assets	Notes	2016	2017
		NT$000	NT$000	US$000
				(Note 4(25))
Current Assets
Cash and cash equivalents	6(1)	$1,798,800	$951,713	$32,109
Accounts receivable, net	6(2)	16,986	8,622	291
Other receivables	6(18)	285	19,726	666
Current income tax assets		4,770	414	14
Prepayments	6(3)	41,155	71,400	2,409
Other current assets	8	1,817	—	—

		1,863,813	1,051,875	35,489

Non-current Assets
Property, plant and equipment	6(4) and 8	178,943	153,835	5,190
Intangible assets	6(5)	13,313	8,637	291
Deferred income tax assets	6(23)	164	81	3
Other non-current assets	6(6)	42,673	48,111	1,623

		235,093	210,664	7,107

Total Assets		$2,098,906	$1,262,539	$42,596

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
Liabilities and Equity	Notes	2016	2017
		NT$000	NT$000	US$000
				(Note 4(25))
Current Liabilities
Short-term borrowings	6(7)	$46,000	$46,000	$1,552
Notes payable		206	—	—
Other payables	6(8)(25)	113,589	93,541	3,156
Other current liabilities	6(9)(10)	29,468	53,513	1,805

		189,263	193,054	6,513

Non-current Liabilities
Long-term borrowings	6(9)	70,050	66,177	2,233
Provisions for liabilities – non-current	6(13)(25)	6,996	6,922	233
Other non-current liabilities	6(10)(11)	29,055	9,102	307

		106,101	82,201	2,773

Total Liabilities		295,364	275,255	9,286

Equity
Common stock	6(14)	557,306	561,990	18,961
Capital surplus	6(15)	2,078,908	1,322,625	44,623
Accumulated deficit	6(16)(23)	(824,662)	(874,086)	(29,490)
Other equity interest		(8,010)	(23,245)	(784)

Total Equity		1,803,542	987,284	33,310

Events after the reporting period	11
Total Liabilities and Equity		$2,098,906	$1,262,539	$42,596

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

Items	Notes	2016	2017
		NT$000	NT$000	US$000
				(Note 4(25))
Operating revenue	6(17)	$41,674	$49,635	$1,675
Operating expenses	6(11)(12)(21)(22)
General and administrative expenses		(141,494)	(134,869)	(4,550)
Research and development expenses		(736,878)	(813,252)	(27,438)

		(878,372)	(948,121)	(31,988)

Other income and expenses	6(18)	5,575	21,148	713

Operating loss		(831,123)	(877,338)	(29,600)

Non-operating income and expenses
Interest income		9,893	5,060	171
Other gains and losses	6(19)	417	2,652	90
Finance costs	6(20)	(2,940)	(3,385)	(114)

		7,370	4,327	147

Loss before income tax		(823,753)	(873,011)	(29,453)
Income tax expense	6(23)	(563)	(951)	(32)

Net loss		($824,316)	($873,962)	($29,485)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurement arising on defined benefit plans	6(11)	($346)	($124)	($4)
Items that may be subsequently reclassified to profit or loss
Financial statement translation differences of foreign operations		(857)	(3,396)	(115)

Total other comprehensive loss		($1,203)	($3,520)	($119)

Total comprehensive loss		($825,519)	($877,482)	($29,604)

Loss attributable to:
Owners of the parent		($824,316)	($873,962)	($29,485)

Total comprehensive loss attributable to:
Owners of the parent		($825,519)	($877,482)	($29,604)

Loss per share of common stock	6(24)
Basic loss per share (in dollars)		($14.89)	($15.75)	($0.53)

Diluted loss per share (in dollars)		($14.89)	($15.75)	($0.53)

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

		Equity attributable to owners of the parent
			Capital surplus					Other equity interest
2016	Notes	Common stock	Additional paid-in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Treasury stocks	Total equity
		NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance at January 1, 2016		$556,203	$2,465,421	$—	$156,053	$31,495	($673,562)	$2,541	($15,788)	($36,893)	$2,485,470
Share-based payments	6(12)	—	—	—	94,479	—	—	—	6,094	—	100,573
Exercise of employee stock options	6(14)	1,449	34,820	—	(30,169)	—	—	—	—	—	6,100
Cancellation of restricted stocks	6(14)	(346)	—	—	—	346	—	—	—	—	—
Restricted stocks vested		—	9,279	—	—	(9,279)	—	—	—	—	—
Treasury stocks transferred to employees	6(14)	—	—	7,009	(6,984)	—	—	—	—	36,893	36,918
Capital surplus used to cover accumulated deficit	6(16)	—	(673,562)	—	—	—	673,562	—	—	—	—
Net loss		—	—	—	—	—	(824,316)	—	—	—	(824,316)
Other comprehensive loss		—	—	—	—	—	(346)	(857)	—	—	(1,203)

Balance at December 31, 2016		$557,306	$1,835,958	$7,009	$213,379	$22,562	($824,662)	$1,684	($9,694)	$—	$1,803,542

2017
Balance at January 1, 2017		$557,306	$1,835,958	$7,009	$213,379	$22,562	($824,662)	$1,684	($9,694)	$—	$1,803,542
Issuance of restricted stocks to employees	6(12)(14)	5,000	—	—	—	22,489	—	—	(23,114)	—	4,375
Share-based payments	6(12)	—	—	—	52,835	—	—	—	4,314	—	57,149
Share options expired		—	37,000	—	(37,000)	—	—	—	—	—	—
Cancellation of restricted stocks	6(14)	(316)	—	—	—	16	—	—	—	—	(300)
Restricted stocks vested		—	10,312	—	—	(17,273)	—	—	6,961	—	—
Capital surplus used to cover accumulated deficit	6(16)	—	(824,662)	—	—	—	824,662	—	—	—	—
Net loss		—	—	—	—	—	(873,962)	—	—	—	(873,962)
Other comprehensive loss		—	—	—	—	—	(124)	(3,396)	—	—	(3,520)

Balance at December 31, 2017		$561,990	$1,058,608	$7,009	$229,214	$27,794	($874,086)	($1,712)	($21,533)	$—	$987,284

Balance at December 31, 2017 (in US$000)	4(25)	$18,961	$35,716	$236	$7,733	$938	($29,490)	($58)	($726)	—	$33,310

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

	Notes		2016	2017
			NT$000	NT$000	US$000
					(Note 4(25))
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax			($823,753)	($873,011)	($29,454)
Adjustments
Adjustments to reconcile profit (loss) before income tax to net cash flows
Provision for doubtful accounts	6	(2)	9,067	9,065	306
Share-based payments	6	(12)	100,573	57,149	1,928
Deferred revenue			(1,103)	—	—
Depreciation	6	(4)(21)	63,571	41,926	1,415
Amortization	6	(5)(21)	11,668	10,570	357
Interest expense	6	(20)	2,940	3,385	114
Interest income			(9,893)	(5,060)	(171)
Gain on disposal of property, plant and equipment	6	(19)	—	(20)	(1)
Changes in operating assets and liabilities
Changes in operating assets
Accounts receivable, net			(523)	(701)	(24)
Other receivables			1	(19,546)	(659)
Prepayments			(5,886)	(24,501)	(827)
Changes in operating liabilities
Notes payable			(544)	(206)	(7)
Other payables			42,933	(25,035)	(845)
Other current liabilities			(75)	248	8
Provisions for liabilities- non-current			—	(74)	(2)
Other non-current liabilities			(3,293)	47	2

Cash outflow from operations			(614,317)	(825,764)	(27,860)
Interest received			10,163	5,165	174
Interest paid			(2,945)	(3,361)	(113)
Income tax paid			(620)	(230)	(8)
Tax refunds received			—	5,051	170

Net cash flows used in operating activities			(607,719)	(819,139)	(27,637)

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

	Notes	2016	2017
		NT$000	NT$000	US$000
				(Note 4(25))
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in other financial assets		$4,761	$1,817	$61
Increase in other financial assets		(1,817)	—	—
Acquisition of property, plant and equipment	6(25)	(21,427)	(18,133)	(612)
Proceeds from disposal of property, plant and equipment		—	24	1
Acquisition of intangible assets	6(25)	(4,644)	(7,201)	(242)
Decrease (increase) in refundable deposits		7,449	(5,998)	(202)

Net cash flows used in investing activities		(15,678)	(29,491)	(994)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	6(25)	46,000	46,000	1,552
Payments of short-term borrowings	6(25)	(46,000)	(46,000)	(1,552)
Payments of long-term borrowings	6(25)	(2,760)	(1,700)	(57)
Proceeds from finance lease liabilities	6(25)	21,500	48,000	1,619
Payment of finance lease liabilities	6(25)	(23,000)	(46,500)	(1,569)
Employee stock options exercised		6,100	—	—
Issuance of restricted stocks to employees		—	5,000	169
Cancellation of restricted stocks		(346)	(316)	(11)
Treasury shares transferred to employees	6(14)	36,918	—	—

Net cash flows from financing activities		38,412	4,484	151

Effect from foreign currency exchange		(742)	(2,941)	(99)

Net decrease in cash and cash equivalents		(585,727)	(847,087)	(28,579)
Cash and cash equivalents at beginning of year		2,384,527	1,798,800	60,688

Cash and cash equivalents at end of year		$1,798,800	$951,713	$32,109

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2017

1.	HISTORY AND ORGANIZATION

Taiwan Liposome Company, Ltd. (the “Company”) was incorporated as a company limited by shares under the provisions of the Company Act of the Republic of China (R.O.C.) and was listed on the Taipei Exchange on December 21, 2012. The Company and its subsidiaries (collectively referred herein as the “Group”) are mainly engaged in the development and commercialization of pharmaceutical products based on its proprietary lipid-assembled drug delivery platform technologies.

2.	THE DATE OF AUTHORIZATION FOR ISSUANCE OF THE CONSOLIDATED FINANCIAL STATEMENTS AND PROCEDURES FOR AUTHORIZATION

These consolidated financial statements were authorized for issuance by the Board of Directors on January 19, 2018.

3.	APPLICATION OF NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS

(1)	New and amended standards adopted by the group

None.

(2)	New standards and interpretations not yet adopted

There have been no new standards or amendments which became effective for the current reporting period that have had a material effect on the Group. The following standards which have not been adopted in these financial statements have been issued but are not yet effective for the Group. IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from Contracts with Customers” will be adopted in the financial year commencing January 1, 2018, and IFRS 16, “Leases” will be adopted in the year commencing January 1, 2019.

IFRS 9 “Financial Instruments” published in July 2014 is effective for periods beginning on or after January 1, 2018, with early adoption permitted. This standard replaces IAS 39 “Financial Instruments: Recognition and Measurement” and includes revised guidance on:

Classification and measurement: Financial assets will be classified as either amortized cost, fair value through other comprehensive income, or fair value through profit or loss, depending on the entity’s business model and the contractual cash flow characteristics of the instruments. The application of this requirement is not expected to materially impact the financial statements.

Impairment of financial assets: Impairment will be based on a forward looking expected credit loss approach for financial assets, rather than the incurred loss approach applicable under IAS 39. The application of this requirement is not expected to materially impact the financial statements.

IFRS 15 “Revenue from Contracts with Customers” is effective for periods beginning on or after 1 January 2018, with early adoption permitted. IFRS 15 introduces an amended framework for revenue recognition and replaces the existing guidance in IAS 18 “Revenue”. The standard provides revised guidance on revenue accounting, matching income recognition to the delivery of performance obligations in contractual arrangements for the provision of goods or services. It also provides different guidance on the measurement of revenue contracts involving discounts, rebates and payments to customers.

The Group expects to adopt IFRS 15 using the modified retrospective approach. The expected effects of adopting of the new standards as of January 1, 2018 are summarized below:

The Group’s authorized collaboration and development transactions generally authorizes intellectual property rights of the drug products to a pharmaceutical company counterparty. Though the Group will continuously provide research and development services on the drug products, the pharmaceutical company counterparty could make use of the research outcome at any time. The pharmaceutical company typically pays a non-refundable up-front payment as long as the contract is signed, and makes milestone payments upon each milestone achieved. The pharmaceutical company would have difficulty finding another service provider who offers the same services in terms of doing research on the authorized drug product. Under the existing accounting policy, the Group generally recognized milestone payment revenue upon each milestone achieved, without distinguishing between authorization and research and development services. After adopting IFRS15, due to the authorization and follow-up milestone of research and development not meeting the criteria of distinction, the Group shall account for all the authorization and research and development services as a single performance obligation and recognize the transaction price according to the progress of performance obligations satisfied. However, based on the Group’s assessment, there is no significant impact to the Group’s accumulated deficit as of January 1, 2018.

IFRS 16 “Leases” is effective from January 1, 2019, with early adoption permitted. The new standard requires operating leases to be accounted for through the recognition of a “right of use asset” and a corresponding lease liability. Interest-bearing borrowings and non-current assets will increase on implementation of this standard. Operating lease costs will no longer be classified within the income statement based on amounts paid, but via a “right of use asset” depreciation charge recognized within operating profit and a lease interest expense within finance costs, subject to the exemptions on amount and duration. As at the reporting date, the Group has non-cancellable operating lease commitments of NT$108,481 thousand (US$3,660 thousand), see Note 9(2). The Group has not yet assessed what other adjustments, if any, are necessary because of the change in the definition of the lease term and the different treatment of variable lease payments and of extension and termination options. It is therefore not yet possible to estimate the amount of right-of-use assets and lease liabilities that will have to be recognized on adoption of the new standard and how this may affect the Group’s profit or loss and classification of cash flows going forward.

In addition, the following amendments have been issued but not effective, which are not expected to have a significant impact on the Group’s financial condition and financial performance based on the Group’s assessment.

New Standards, Interpretations and Amendments	Effective Date by International Accounting Standards Board
Amendments to IFRS 2, “Share based payments” classification and measurement of share-based payment transactions	January 1, 2018
Amendments to IFRS 4, “Insurance contracts”, regarding implementation of IFRS 9	January 1, 2018
Amendment to IAS 40, “Investment property” regarding the transfer of property	January 1, 2018
Annual improvements 2014-2016 IFRS 1, “First time adoption of IFRS”, regarding IFRS 7, IAS 19 and IFRS 10, IAS 28 “Investment in associates and joint ventures”	January 1, 2018
IFRIC 22, “Foreign currency transactions and advance consideration”	January 1, 2018
Annual Improvements to IFRS Standards 2015-2017	January 1, 2019

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

(1)	Basis of preparation

A.	Compliance with IFRS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and the interpretations of the IFRS interpretations committee (“IFRIC”). The accompanying consolidated financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

B.	Historical cost convention

Except for defined benefit liabilities recognized based on the net amount of pension fund assets less present value of defined benefit obligation, these consolidated financial statements have been prepared under the historical cost convention.

The preparation requires the use of certain critical accounting estimates and also requires management to exercise its judgement in the process of applying the accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

(2)	Basis of consolidation

A.	Basis for preparation of consolidated financial statements:

(a)	All subsidiaries are included in the Group’s consolidated financial statements. Subsidiaries are all entities (including structured entities) controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

(b)	Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

B.	Subsidiaries included in the consolidated financial statements:

			Ownership (%)
			December 31,
Name of Investor	Name of Subsidiary	Main Business Activities	2016	2017
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals, Inc.	Research on new anti-cancer drugs and biotechnology services	100	100
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals, B.V.	Technical authorization and product development	100	100
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals, (H.K.) Limited	Biotechnology services and reinvestment	100	100
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals, Pty Ltd.	Technical authorization and product development	100	100
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals, Japan Co., Ltd.	Technical authorization and product development	100	100
TLC Biopharmaceuticals, (H.K.) Limited	TLC Biopharmaceuticals, (Shanghai) Limited	Consulting and technical service of medication	100	100

C.	Subsidiaries not included in the consolidated financial statements: None.

D.	Adjustments for subsidiaries with different balance sheet dates: None.

E.	Significant restrictions: None.

F.	Subsidiaries that have non-controlling interests that are material to the Group: None.

(3)	Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in New Taiwan dollars, which is the Company’s functional and the Group’s presentation currency.

A.	Foreign currency transactions and balances

(a)	Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

(b)	Monetary assets and liabilities denominated in foreign currencies at the period end are re-translated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation at the balance sheet date are recognized in profit or loss.

(c)	All other foreign exchange gains and losses are presented in the statement of comprehensive income within other gains and losses.

B.	Translation of foreign operations

The operating results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)	Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;

(b)	Income and expenses for each statement of comprehensive income are translated at average exchange rates of that period; and

(c)	All resulting exchange differences are recognized in other comprehensive income.

(4)	Classification of current and non-current items

A.	Assets that meet one of the following criteria are classified as current assets:

(a)	Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

(b)	Assets held mainly for trading purposes;

(c)	Assets that are expected to be realized within twelve months from the balance sheet date;

(d)	Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B.	Liabilities that meet one of the following criteria are classified as current liabilities

(a)	Liabilities that are expected to be paid off within the normal operating cycle;

(b)	Liabilities arising mainly from trading activities;

(c)	Liabilities that are to be paid off within twelve months from the balance sheet date;

(d)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

(5)	Cash equivalents

Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value. Time deposits that meet the definition above and are held for the purpose of meeting short-term cash commitments in operations are classified as cash equivalents.

(6)	Accounts receivable and other receivables

Accounts receivable are claims resulting from the sale of goods or services. Other receivables are those arising from transactions other than the sale of goods or services. Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. However, short-term accounts receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

(7)	Impairment of financial assets

A.	The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

B.	The criteria that the Group uses to determine whether there is objective evidence of an impairment loss is as follows:

(a)	Significant financial difficulty of the issuer or debtor;

(b)	A breach of contract, such as a default or delinquency in interest or principal payments;

(c)	The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granted the borrower a concession that a lender would not otherwise consider;

(d)	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

(e)	Information about significant changes with an adverse effect that have taken place in the technology, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered;

C.	When the Group assesses that there has been objective evidence of impairment and an impairment loss has occurred on financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted using the financial asset’s original effective interest rate, and is recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset does not exceed its amortized cost that would have been at the date of reversal had the impairment loss not been recognized previously. Impairment loss is recognized and reversed by adjusting the carrying amount of the asset through the use of an impairment allowance account.

(8)	Derecognition of financial assets

The Group derecognizes a financial asset when one of the following conditions is met:

A.	The contractual rights to receive the cash flows from the financial asset expire.

B.	The contractual rights to receive cash flows of the financial asset have been transferred and the Group has transferred substantially all risks and rewards of ownership of the financial asset.

C.	The contractual rights to receive cash flows of the financial asset have been transferred and the Group has not retained control of the financial asset.

(9)	Property, plant and equipment

A.	Property, plant and equipment are initially recorded at cost. Borrowing costs incurred during the construction period are capitalized.

B.	Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced component is derecognized. All other repairs and maintenance are charged to profit or loss as incurred.

C.	Land is not depreciated. The cost model is applied to other property, plant and equipment which is depreciated on a straight-line basis. Each component of an item of property, plant, and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

D.	The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end or earlier if events and circumstances warrant. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Buildings	44 years
Testing equipment	3 years ~ 8 years
Office equipment	3 years ~ 5 years
Leasehold assets	5 years ~ 10 years
Leasehold improvements	1 years ~ 5 years

(10)	Leased assets / lessee

A.	Based on the terms of a lease contract, a lease is classified as a finance lease if the Group assumes substantially all the risks and rewards incidental to ownership of the leased asset.

(a)	A finance lease is recognized as an asset and a liability at the lease’s commencement at the lower of the fair value of the leased asset or the present value of the minimum lease payments.

(b)	The minimum lease payments are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges are allocated to each period over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(c)	Property, plant and equipment held under finance leases are depreciated over their estimated useful lives. If there is no reasonable certainty that the Group will obtain ownership at the end of the lease, the asset shall be depreciated over the shorter of the lease term and its useful life.

B.	Payments made under an operating lease (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

(11)	Intangible assets

A.	Professional technology, mainly patents and technology knowledge, which the Company acquired from third parties, is stated at cost and amortized on a straight-line basis over 10 years.

B.	Computer software is stated at cost and amortized on a straight-line basis over its contract terms of 1 to 4 years.

(12)	Impairment of non-financial assets

The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication of impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.

(13)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(14)	Notes payable

Notes payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. However, short-term accounts payable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

(15)	Derecognition of financial liabilities

A financial liability is removed (or a part of a financial liability) from its statement of financial position when the obligation specified in the contract is discharged or cancelled or expires.

(16)	Provisions

Decommissioning provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation on the balance sheet date, which is discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. When discounting is used, the increase in the provision due to passage of time is recognized as interest expense. Provisions are not recognized for future operating losses.

(17)	Employee benefits

A.	Short-term employee benefits

Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees in a period and should be recognized as expenses in that period when employees render service.

B.	Pensions

(a)	Defined contribution plans

For defined contribution plans, the contributions are recognized as pension expenses on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in the future payments.

(b)	Defined benefit plans

i.	Net obligation under a defined benefit plan is defined as the present value of an amount of pension benefits that employees will receive on retirement for their services with the Group in current period or prior periods. The liability recognized is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit net obligation is calculated annually by independent actuaries using the projected unit credit method. The rate used to discount is determined by using interest rates of government bonds (at the balance sheet date) of a currency and term consistent with those of the employment benefit obligations.

ii.	Remeasurements arising on defined benefit plans are recognized in other comprehensive income in the period in which they arise and are recorded as retained earnings.

(18)	Employee share-based payment

A.	(a)

For the equity-settled share-based payment arrangements, the employee services received are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted reflects the impact of market vesting conditions.

Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

(b)	Whenever share options expire, the previous compensation costs recognized in “Capital surplus – Share options” are reclassified as “Capital surplus – Additional paid-in capital”.

B.	Restricted stocks:

(a)	Restricted stocks issued to employees are measured at the fair value of the equity instruments granted at the grant date subtracting the subscription price of NT$10 (in dollars), and are recognized as compensation cost over the vesting period. The Group has set the date when employees signed the agreement as the grant date of restricted stocks.

(b)	For restricted stocks where those stocks do not restrict distribution of dividends to employees and employees are not required to return the dividends received if they resign during the vesting period, the Group recognizes the fair value of the dividends received by the employees who are expected to resign during the vesting period as compensation cost at the date of dividend declaration.

(c)	For restricted stocks where employees have to pay to acquire those stocks, if employees resign during the vesting period, they must return the stocks to the Group and the Group must refund their payments on the stocks based on the original subscription price. The Group recognizes the payments from the employees who are expected to resign during the vesting period as liabilities at the grant date, and recognizes the payments from the employees who are expected to be eventually vested with the stocks in “Capital surplus – restricted stocks”.

(19)	Income tax

A.	The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or items recognized directly in equity, in which cases the tax is recognized in other comprehensive income or equity, respectively.

B.	The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities.

C.	Deferred tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated balance sheet. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

D.	Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. At each balance sheet date, unrecognized and recognized deferred tax assets are reassessed.

E.	Current tax assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Deferred tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on either the same entity or different entities that intend to settle on a net basis or realize the asset and settle the liability simultaneously.

F.	A deferred tax asset shall be recognized for the carryforward of unused tax credits resulting from research and development expenditures and employees’ training costs to the extent that it is possible that future taxable profit will be available against which the unused tax credits can be utilized.

(20)	Common shares

A.	Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or stock options are shown in equity as a deduction, net of tax, from the proceeds.

B.	Where the Company repurchases the Company’s equity share capital that has been issued, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders. Where such shares are subsequently reissued, the difference between their book value and any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

(21)	Revenue recognition

A.	Out-licensing development collaboration revenue includes up-front fees and milestone payments. Upfront fees are recognized in a reasonable and systematic approach over the development period, and is not recognized in full, if the authorization contract of the Company does not meet all of the following criteria:

(a)	The amount of royalty is fixed or non-refundable.

(b)	The contract is irrevocable.

(c)	Relevant rights may be at the authorized party’s own disposition.

(d)	The party granting authority has no further obligations after passing on the rights to the authorized party.

Milestone payments are contractual payments due to the Company upon the achievement of certain additional events. The entire milestone payment due is recognized as revenue, in full, at the time the milestone set forth in the respective agreements has been achieved and the amount is reasonably assured of collection.

B.	Royalty revenues are recognized based on the substance of contracts when the earning process is substantially completed and are realized or realizable, which is in the same period that the licensee makes a qualifying sale of licensed products.

(22)	Research and development costs

Research and development costs that do not meet the criteria of internally generated intangible assets of IAS 38 “Intangible Assets” are expensed in the period in which it is incurred.

(23)	Government grants

Government grants are recognized at their fair value only when there is reasonable assurance that the Group will comply with any conditions attached to the grants and the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes expenses for the related costs for which the grants are intended to compensate.

(24)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group’s chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

(25)	Convenience translation into U.S. dollar amounts

The Group maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2017, which was NT$29.64 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CRITICAL ACCOUNTING ESTIMATES AND KEY SOURCES OF ASSUMPTION UNCERTAINTY

The preparation of these consolidated financial statements requires management to make critical judgements in applying the Group’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year; and the related information is addressed below:

(1)	Critical judgements in applying the Group’s accounting policies: None.

(2)	Critical accounting estimates and assumptions:

The Group makes estimates and assumptions based on the expectation of future events that are believed to be reasonable under the circumstances at the end of the reporting period. The resulting accounting estimates might be different from the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

A.	Calculation of share-based payments

The Group recognizes compensation expense for share-based compensation based on the grant date fair value of the award and expenses are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted reflects the impact of market vesting conditions and non-market vesting conditions. When calculating the fair value, the Group applies judgements and estimates to determine the actuarial assumptions at the date of grant, including expected option life and future turnover rate, and any changes to those assumptions could significantly impact the compensation cost. Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

For the years ended December 31, 2016 and 2017, the Group recognized share-based payment amounting to NT$100,573 thousand and NT$57,149 thousand (US$1,928 thousand), respectively.

6.	DETAILS OF SIGNIFICANT ACCOUNTS

(1)	Cash and cash equivalents

	December 31,
	2016	2017
	NT$000	NT$000	US$000
Cash on hand	$98	$81	$2
Checking and demand deposits	688,702	547,232	18,462
Time deposits	1,110,000	404,440	13,645

	$1,798,800	$951,713	$32,109

A.	The Group transacts with a variety of financial institutions with good credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

B.	Details of the Group’s bank deposits pledged to others as collateral are provided in Note 8, and these bank deposits are not accounted for as cash and cash equivalents.

(2)	Accounts receivable

	December 31,
	2016	2017
	NT$000	NT$000	US$000
Accounts receivable	$26,053	$26,754	$903
Less: Allowance for doubtful accounts	(9,067)	(18,132)	(612)

	$16,986	$8,622	$291

A.	The Group’s accounts receivable that were neither past due or impaired were fully performing in line with the credit standards prescribed based on counterparties’ industrial characteristics, scale of business and profitability. As of December 31, 2016 and 2017, the Group’s accounts receivable that were neither past due or impaired amounted to NT$7,921 and NT$8,622 thousand (US$291 thousand), respectively. The Group deals with counterparties with good credit reputation and has policies in place to ensure that customers have an appropriate credit history when signing the contract.

B.	The ageing analysis of accounts receivable that were past due but not impaired is as follows:

December 31,
	2016	2017
	NT$000	NT$000	US$000
Up to 30 days	$—	$—	$—
31 to 90 days	—	—	—
91 to 180 days	—	—	—
Over 181 days	9,065	—	—

	$9,065	$—	$—

The above ageing analysis was based on past due date.

C.	Movement analysis of accounts receivable that were impaired is as follows:

(a)	As of December 31, 2016 and 2017, the Group’s accounts receivable that were individually determined to be impaired amounted to NT$9,067 thousand and NT$18,132 (US$612 thousand), respectively.

(b)	Movements on the Group’s provision for impairment of accounts receivable are as follows:

	2016
	Individually assessed for impairment	Collectively assessed for impairment	Total
	NT$000	NT$000	NT$000
At January 1	$—	$—	$—
Provision for impairment	9,067	—	9,067

At December 31	$9,067	$—	$9,067

	2017
	Individually assessed for impairment	Collectively assessed for impairment	Total
	NT$000	NT$000	NT$000
At January 1	$9,067	$—	$9,067
Provision for impairment	9,065	—	9,065

At December 31	$18,132	$—	$18,132

At December 31 (US$000)	$612	$—	$612

D.	The Group does not hold any collateral as security.

(3)	Prepayments

	December 31,
	2016	2017
	NT$000	NT$000	US$000
Net input VAT	$30,733	$36,103	$1,218
Prepaid service charges	30	15,742	531
Prepaid repair expense	5,003	7,042	238
Prepaid expense for medical research	1,959	1,850	62
Prepaid handling charges	1,350	1,352	46
Prepaid rent	221	301	10
Others	1,859	9,010	304

	$41,155	$71,400	$2,409

(4)	Property, plant and equipment

A.	The details of property, plant and equipment are as follows:

	Land	Buildings	Testing equipment	Office equipment	Leasehold assets	Leasehold improvements	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
At January 1, 2016
Cost	$14,962	$29,532	$106,643	$15,938	$100,020	$65,514	$332,609
Accumulated depreciation	—	(4,047)	(47,232)	(5,912)	(27,887)	(25,418)	(110,496)

	$14,962	$25,485	$59,411	$10,026	$72,133	$40,096	$222,113

2016
Opening net book amount	$14,962	$25,485	$59,411	$10,026	$72,133	$40,096	$222,113
Additions	—	—	13,142	319	—	7,036	20,497
Reclassifications	—	—	(24,087)	—	24,087	—	—
Depreciation charges	—	(656)	(16,968)	(3,562)	(26,389)	(15,996)	(63,571)
Net exchange differences	—	—	(75)	(6)	—	(15)	(96)

	$14,962	$24,829	$31,423	$6,777	$69,831	$31,121	$178,943

At December 31, 2016
Cost	$14,962	$29,532	$66,266	$16,235	$100,070	$72,504	$299,569
Accumulated depreciation	—	(4,703)	(34,843)	(9,458)	(30,239)	(41,383)	(120,626)

	$14,962	$24,829	$31,423	$6,777	$69,831	$31,121	$178,943

	Land	Buildings	Testing equipment	Office equipment	Leasehold assets	Leasehold improvements	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
At January 1, 2017
Cost	$14,962	$29,532	$66,266	$16,235	$100,070	$72,504	$299,569
Accumulated depreciation	—	(4,703)	(34,843)	(9,458)	(30,239)	(41,383)	(120,626)

	$14,962	$24,829	$31,423	$6,777	$69,831	$31,121	$178,943

2017
Opening net book amount	$14,962	$24,829	$31,423	$6,777	$69,831	$31,121	$178,943
Additions	—	—	12,069	2,840	—	1,072	15,981
Disposals	—	—	—	(4)	—	—	(4)
Reclassifications	—	—	(25,390)	—	25,642	(252)	—
Transfer (Note)	—	—	1,256	—	—	—	1,256
Depreciation charges	—	(657)	(4,045)	(3,581)	(20,983)	(12,660)	(41,926)
Net exchange differences	—	—	(376)	20	(1)	(59)	(415)

	$14,962	$24,172	$14,937	$6,052	$74,489	$19,223	$153,835

At December 31, 2017
Cost	$14,962	$29,532	$40,708	$18,329	$98,170	$73,014	$274,715
Accumulated depreciation	—	(5,360)	(25,771)	(12,277)	(23,681)	(53,791)	(120,880)

	$14,962	$24,172	$14,937	$6,052	$74,489	$19,223	$153,835

At December 31, 2017 (US$000)
Cost	$506	$996	$1,373	$618	$3,312	$2,463	$9,268
Accumulated depreciation	—	(181)	(869)	(414)	(799)	(1,815)	(4,078)

	$506	$815	$504	$204	$2,513	$648	$5,190

Note:	Transferred from prepayments for equipment (shown as “Other non-current assets”).

B.	Information about the investing activities that were partially paid by cash is provided in Note 6(25).

C.	Information about the leasehold assets is provided in Note 6(10).

D.	Information about the property, plant and equipment that were pledged to others as collateral is provided in Note 8.

(5)	Intangible assets

A.	The details of intangible assets are as follows:

	Professional technology	Computer software	Total
	NT$000	NT$000	NT$000
At January 1, 2016
Cost	$49,259	$11,463	$60,722
Accumulated amortization	(36,167)	(5,680)	(41,847)

	$13,092	$5,783	$18,875

2016
Opening net book amount	$13,092	$5,783	$18,875
Additions	—	6,055	6,055
Transfers (Note)	—	71	71
Amortization charges	(5,132)	(6,536)	(11,668)
Net exchange differences	(20)	—	(20)

Closing net book amount	$7,940	$5,373	$13,313

At December 31, 2016
Cost	$49,239	$17,589	$66,828
Accumulated amortization	(41,299)	(12,216)	(53,515)

	$7,940	$5,373	$13,313

	Professional technology	Computer software	Total
	NT$000	NT$000	NT$000
At January 1, 2017
Cost	$49,239	$17,589	$66,828
Accumulated amortization	(41,299)	(12,216)	(53,515)

	$7,940	$5,373	$13,313

2017
Opening net book amount	$7,940	$5,373	$13,313
Additions	—	5,706	5,706
Transfers (Note)	—	227	227
Amortization charges	(5,102)	(5,468)	(10,570)
Net exchange differences	(39)	—	(39)

Closing net book amount	$2,799	$5,838	$8,637

At December 31, 2017
Cost	$49,114	$23,522	$72,636
Accumulated amortization	(46,315)	(17,684)	(63,999)

	$2,799	$5,838	$8,637

At December 31, 2017 (US$000)
Cost	$1,657	$794	$2,451
Accumulated amortization	(1,563)	(597)	(2,160)

	$94	$196	$291

Note:	Transferred from prepayments for equipment (shown as “Other non-current assets”).

B.	Information about the investing activities that were partially paid by cash is provided in Note 6(25).

C.	The details of the amortization charges of intangible assets (recorded in “Operating expenses”) are as follows:

	Years ended December 31
	2016	2017
	NT$000	NT$000	US$000
General and administrative expenses	$3,417	$3,001	$102
Research and development expenses	8,251	7,569	255

	$11,668	$10,570	$357

(6)	Other non-current assets

	December 31,
	2016	2017
	NT$000	NT$000	US$000
Refundable deposits	$21,190	$27,188	$917
Prepaid expense for medical research-non-current	20,000	20,000	675
Prepayments for equipment	1,483	923	31

	$42,673	$48,111	$1,623

(7)	Short-term borrowings

Type of borrowings	December 31,
	2016	2017
	NT$000	NT$000	US$000
Bank unsecured borrowings	$46,000	$46,000	$1,552

Interest rate	1.95%~2.10%	1.95%~2.10%	1.95%~2.10%

Credit line	$—	$—	$—

(8)	Other payables

	December 31,
	2016	2017
	NT$000	NT$000	US$000
Research expenses	$60,631	$33,742	$1,138
Salaries and bonuses	28,305	30,539	1,030
Service expenses	6,300	9,825	331
Repair expense	6,800	6,668	225
Medical research expenses	3,273	4,697	158
Labor and health insurance	2,080	2,218	76
Payables on machinery and equipment	2,724	—	—
Other accrued expenses	3,476	5,852	198

	$113,589	$93,541	$3,156

(9)	Long-term borrowings

Type of loans	Borrowing period and repayment term	Interest rate	Collateral	December 31, 2016
				NT$000
Taiwan Cooperative Bank - secured borrowings	Note 1	1.95%	Land and buildings	$37,750
Taiwan Cooperative Bank - secured borrowings	Note 2	1.95%	Land and buildings	34,000

				71,750
Less: Current portion (Shown as “Other current liabilities”)				(1,700)

				$70,050

Type of loans	Borrowing period and repayment term	Interest rate	Collateral	December 31, 2017
				NT$000	US$000
Taiwan Cooperative Bank - secured borrowings	Note 1	1.85%	Land and buildings	$37,750	$1,274
Taiwan Cooperative Bank - secured borrowings	Note 2	1.85%	Land and buildings	32,300	1,090

				70,050	2,364
Less: Current portion (Shown as “Other current liabilities”)				(3,873)	(131)

				$66,177	$2,233

Note 1:	The Company entered into a long-term loan contract with Taiwan Cooperative Bank on September 1, 2015 in the amount of NT$37,750 thousand (US$1,274 thousand). The contract period is from September 2015 to September 2035. The interest is payable monthly for the first 3 years and payable monthly along with the same amount of principal starting from the fourth year.

Note 2:	The Company entered into a mid-term loan contract with Taiwan Cooperative Bank on September 4, 2015 in the amount of NT$34,000 thousand (US$1,147 thousand). The contract period is from September 2015 to September 2022. The interest is payable monthly for the first 2 years and payable semi-annually along with 5% (NT$1,700 thousand (US$57 thousand)) of the principal starting from September 2017. The remaining 50% of principal (NT$17,000 thousand (US$574 thousand)) is required to be repaid in September 2022.

According to the above two bank loan contracts with Taiwan Cooperative Bank, the Company is restricted to pay cash dividends or other distributions on the common shares if certain conditions are met.

As of December 31, 2016 and 2017, the undrawn loan facilities amounted to NT$1,050 thousand and NT$2,750 thousand (US$93 thousand), respectively. The information about the Group’s liquidity risk is provided in Note 12(2)C(c).

(10)	Finance lease liabilities

The Group leases testing equipment under finance leases. Based on the terms of the lease agreements, ownership of all leased equipment will be transferred to the Group at no consideration when the leases expire. Future minimum lease payments and their present values as at December 31, 2016 and 2017 are as follows:

	December 31, 2016
	Total finance lease liabilities	Future finance charges	Present value of finance lease liabilities
	NT$000	NT$000	NT$000
Current
Not later than one year (Note)	$27,086	($586)	$26,500
Non-current
Later than one year but not later than two years (Note)	24,198	(198)	24,000

	$51,284	($784)	$50,500

	December 31, 2017
	Total finance lease liabilities	Future finance charges	Present value of finance lease liabilities
	NT$000	NT$000	NT$000
Current
Not later than one year (Note)	$48,466	($466)	$48,000
Non-current
Later than one year but not later than two years (Note)	4,008	(8)	4,000

	$52,474	($474)	$52,000

	December 31, 2017
	Total finance lease liabilities	Future finance charges	Present value of finance lease liabilities
	US$000	US$000	US$000
Current
Not later than one year (Note)	$1,635	($16)	$1,619
Non-current
Later than one year but not later than two years (Note)	135	—	135

	$1,770	($16)	$1,754

Note:	Shown as “Other current liabilities” and “Other non-current liabilities”, respectively.

(11)	Pensions

A.	Defined benefit plan

(a)	The Company has a defined benefit pension plan in accordance with the Labor Standards Law (the “Law”), covering all regular employees’ service years prior to the enforcement of the Labor Pension Act on July 1, 2005 and service years thereafter of employees who chose to continue to be subject to the pension mechanism under the Law. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. The Company contributes monthly an amount equal to 2% of the employees’ monthly salaries and wages to the retirement fund deposited with Bank of Taiwan, the trustee, under the name of the independent retirement fund committee. Also, the Company would assess the balance in the aforementioned labor pension reserve account by December 31, every year. If the account balance is insufficient to pay the pension calculated by the aforementioned methods to the employees expected to qualify for retirement in the following year, the Company will make contributions to cover for the deficit by next March.

(b)	The amounts recognized in the balance sheet are as follows:

	December 31,
	2016	2017
	NT$000	NT$000	US$000
Present value of defined benefit obligations	$6,141	$6,421	$217
Fair value of plan assets	(1,086)	(1,319)	(45)

Net defined benefit liability	$5,055	$5,102	$172

(c)	Movements in net defined benefit liabilities are as follows:

Year ended December 31, 2016	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
Balance at January 1	$5,653	($857)	$4,796
Current service cost	49	—	49
Interest expense / income	96	(14)	82

	5,798	(871)	4,927

Remeasurements:
Experience adjustments	343	3	343

Pension fund contribution	—	(218)	(218)

Balance at December 31	$6,141	($1,086)	$5,055

Year ended December 31, 2017	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
Balance at January 1	$6,141	($1,086)	$5,055
Current service cost	59	—	59
Interest expense / income	105	(18)	87

	6,305	(1,104)	5,201

Remeasurements:
Change in financial assumptions	312	—	312
Experience adjustments	(196)	8	(118)

	116	8	124
Pension fund contribution	—	(223)	(223)

Balance at December 31	$6,421	($1,319)	$5,102

Balance at December 31 (US$000)	$217	($45)	$172

(d)	The Bank of Taiwan was commissioned to manage the Fund of the Company’s defined benefit pension plan in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the Fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, and investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings is less than aforementioned rates, government shall make payment for the deficit after being authorized by the Regulator. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of plan asset fair value in accordance with IAS 19 paragraph 142. The composition of fair value of plan assets as of December 31, 2016 and 2017 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

(e)	The principal actuarial assumptions used were as follows:

	Years ended December 31,
	2016	2017
Discount rate	1.70%	1.30%

Future salary increases	2.00%	2.00%

Assumptions regarding future mortality experience are set based on actuarial valuation in accordance with the 5th version of Taiwan Standard Ordinary Experience Mortality Tables. The present value of defined benefit obligation is affected whenever there is change in main actuarial assumption. The sensitivity analysis is as follows:

	Discount rate		Future salary increases
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2016
Effect on present value of defined benefit obligations	($205)	$214	$197	($191)

	Discount rate		Future salary increases
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2017
Effect on present value of defined benefit obligations	($197)	$205	$186	($181)

December 31, 2017 (US$000)
Effect on present value of defined benefit obligation	($7)	$7	$6	($6)

The sensitivity analysis above was arrived at based on the assumption that other conditions remain unchanged. In practice, more than one assumption may change all at once. The method of analyzing sensitivity and the method of calculating net pension liability in the balance sheet are the same.

(f)	Expected contributions to the defined benefit pension plans of the Company for the year ending December 31, 2018 is NT$220 thousand (US$6 thousand).

(g)	As of December 31, 2017, the weighted average duration of the retirement plan is 16 years. The analysis of timing of the future pension payment is as follows:

	NT$000	US$000
Within 1 year	$—	$—
1-2 year(s)	—	—
2-5 years	345	12
Over 5 years	2,303	78

	$2,648	$90

B.	Defined contribution plans

Effective July 1, 2005, the Company has established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with R.O.C. nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the

Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under the defined contribution pension plan of the Company for the years ended December 31, 2016 and 2017 are NT$7,958 thousand and NT$8,676 thousand (US$293 thousand), respectively.

C.	The subsidiaries have defined contribution plans in accordance with the local regulations, and contributions are based on a certain percentage of employees’ salaries and wages. Other than the yearly contributions, the subsidiaries have no further obligations. The pension costs of the subsidiaries for the years ended December 31, 2016 and 2017 were NT$1,280 thousand and NT$1,423 (US$48 thousand), respectively.

(12)	Share-based payment

A.	For the years ended December 31, 2016 and 2017, the Company’s equity-settled share-based payment arrangements were as follows:

Type of arrangement	Grant date	Quantity granted (in thousands)	Contract period	Vesting conditions
Employee stock options	2012.05.08	62.8	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2013.11.14	883.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2014.03.20	153.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2014.08.15	82.3	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.02.26	1,102.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.04.30	16.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.05.04	35.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.07.30	50.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.10.29	180.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2016.02.25	1,391.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2016.08.11	140.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2016.11.03	73.0	5 years	Gradually vested after 2 year service (Note 1)
Restricted stocks to employees (Note 2)	2014.08.15	307.0	3 years	Service and performance (Note 3)
Restricted stocks to employees (Note 2)	2014.11.14	43.0	3 years	Service and performance (Note 3)
Restricted stocks to employees (Note 2)	2017.11.16	500.0	3 years	(Note 4)
Treasury stocks transferred to employees	2016.02.25	276.0	N/A	Vested immediately

Note 1:	Employees with 2 year service are entitled to 50%; after the 2 year service, the ratio will increase by 1/48 every month for the following 24 months; and employees with 4 year service are entitled to 100%.

Note 2:	The restricted stocks issued by the Company cannot be transferred within the vesting period, but voting rights and dividend rights are not restricted on these stocks. Employees are required to return the stocks but not required to return the dividends received if they resign during the vesting period.

Note 3:	For the employees who are currently working in the Company and whose services have reached 1 year, 2 years and 3 years while achieving targeted performance, which are mainly based on the progress of research and development projects, and they have made certain contribution. The applicable accumulated maximum vested share ratio is 30%, 60% and 100%, respectively.

Note 4:	For the employees who are currently working in the Company and whose services have reached 1 year, 2 years and 3 years without violating the terms of employment agreement entered between the Company and employees, they are entitled to 20%, 30% and 50%, respectively.

B.	Details of the share-based payment arrangements are as follows:

(a)	Employee stock options

	2016
Stock options	No. of units (in thousands)	Weighted-average exercise price (in NT dollars)
Options outstanding at beginning of the year	3,148.3	$267
Options granted	1,800.0	155
Options exercised	(144.8)	42
Options forfeited	(635.4)	237

Options outstanding at end of the year	4,168.1	231

Options exercisable at end of the year	901.3	117.3~379

Options permitted but not yet granted at end of the year	—

	2017
Stock options	No. of units (in thousands)	Weighted-average exercise price (in NT dollars)	Weighted-average exercise price (in US dollars)
Options outstanding at beginning of the year	4,168.1	$231	$7.79
Options forfeited	(655.0)	189	6.38

Options outstanding at end of the year	3,513.1	239	8.06

Options exercisable at end of the year	1,843.7	141~379	4.76~12.79

Options permitted but not yet granted at end of the year	—

(b)	Restricted stocks to employees

	2016	2017
	Shares (in thousands)	Shares (in thousands)
At January 1	204	111
Granted for the year (Note 1)	—	500
Expired for the year (Note 2)	(26)	(31)
Vested/restrictions removed for the year	(67)	(80)

At December 31	111	500

Note 1:	For the restricted stocks granted with the compensation cost accounted for using the fair value method, the fair values on the grant date are calculated based on the closing price on the grant date subtracting the subscription price of NT$10 (in dollars).

Note 2:	Please refer to Note 6(14)C.

C.	The weighted-average stock price of stock options at exercise dates for the year ended December 31, 2016 was NT$134.73 (in dollars). No stock options were exercised for the year ended December 31, 2017.

D.	The expiry date and exercise price of stock options outstanding at the balance sheet dates are as follows:

		December 31, 2016
		Options outstanding at end of year		Options exercisable at end of year
Exercise price (in dollars)	Quantity (in thousands)	Remaining contractual life (years)	Exercise price (in dollars)	Quantity (in thousands)	Exercise price (in dollars)
NT$			NT$		NT$
$117.3	62.8	0.35	$117.3	62.8	$117.3
379	883.0	1.87	379	680.6	379
272	153.0	2.22	272	105.2	272
206	82.3	2.62	206	52.7	206
246.5	1,102.0	3.16	246.5	—	—
225	16.0	3.33	225	—	—
225	35.0	3.34	225	—	—
148	50.0	3.58	148	—	—
141	180.0	3.83	141	—	—
159	1,391.0	4.15	159	—	—
128.5	140.0	4.61	128.5	—	—
122	73.0	4.84	122	—	—

	4,168.1			901.3

		December 31, 2017
		Options outstanding at end of year		Options exercisable at end of year
Exercise price (in dollars)	Quantity (in thousands)	Remaining contractual life (years)	Exercise price (in dollars)	Quantity (in thousands)	Exercise price (in dollars)
NT$			NT$		NT$
$379	831.4	0.87	$379	831.4	$379
272	150.2	1.22	272	142.0	272
206	59.7	1.62	206	51.0	206
246.5	954.7	2.16	246.5	688.3	246.5
225	16.0	2.33	225	10.7	225
225	35.0	2.34	225	22.6	225
148	38.0	2.58	148	23.0	148
141	138.0	2.83	141	74.7	141
159	1,148.0	3.15	159	—	—
128.5	69.0	3.61	128.5	—	—
122	73.0	3.84	122	—	—

	3,513.0			1,843.7

		December 31, 2017
		Options outstanding at end of year		Options exercisable at end of year
Exercise price (in dollars)	Quantity (in thousands)	Remaining contractual life (years)	Exercise price (in dollars)	Quantity (in thousands)	Exercise price (in dollars)
US$			US$		US$
$12.79	831.4	0.87	$12.79	831.4	12.79
9.18	150.2	1.22	9.18	142.0	9.18
6.95	59.7	1.62	6.95	51.0	6.95
8.32	954.7	2.16	8.32	688.3	8.32
7.59	16.0	2.33	7.59	10.7	7.59
7.59	35.0	2.34	7.59	22.6	7.59
4.99	38.0	2.58	4.99	23.0	4.99
4.76	138.0	2.83	4.76	74.7	4.76
5.36	1,148.0	3.15	5.36	—	—
4.34	69.0	3.61	4.34	—	—
4.12	73.0	3.84	4.12	—	—

	3,513.0			1,843.7

E.	The fair value of stock options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

Employee stock options

Grant date	February 25, 2016		August 11, 2016		November 3, 2016
Dividend yield		—		—		—
Expected volatility		51.62%		48.77%		48.19%
Risk-free interest rate		0.54%~0.61%		0.47%~0.52%		0.63%~0.68%
Expected life (years)		3.5~4.5		3.5~4.5		3.5~4.5
Per share exercise price (in NT dollars)	$ (US$	159 5.36 dollars)	(US$	$128.5 4.34 dollars)	$ (US$	122 4.12 dollars)
Weighted average stock options fair value (in NT dollars)	$ (US$	61~66 2.1~2.2 dollars)	$ (US$	45~53 1.5~1.8 dollars)	$ (US$	42~50 1.4~1.7 dollars)

Treasury stock transferred to employees

Grant date	February 25, 2016
Dividend yield	—
Expected volatility	55.10%
Risk-free interest rate	0.73%
Expected life (years)	0.02
Per share exercise price (in NT dollars)	$133.76 (US$4.5 dollars)
Weighted average stock options fair value (in NT dollars)	$25.304 (US$0.8 dollar)

F.	Expenses incurred on share-based payment transactions are shown below:

	Years ended December 31,
	2016	2017
	NT$000	NT$000	US$000
Equity-settled	$100,573	$57,149	$1,928

(13)	Provisions (decommissioning liabilities)

	2016	2017
	NT$000	NT$000
At January 1	$3,846	$6,996
Additions	3,150	—
Used during the year	—	(74)

At December 31	$6,996	$6,922

At December 31 (US$000)		$233

Analysis of total provisions is shown below:

	December 31,
	2016	2017
	NT$000	NT$000	US$000
Non-current	$6,996	$6,922	$233

In accordance with the requirements specified in the agreements, the Company bears the obligation for the costs of dismantling, removing the asset and restoring the site of its rented office in the future. A provision is recognized for the present value of costs to be incurred for dismantling, removing the asset and restoring the site. It is expected that the provision will be used in 1~4 years.

(14)	Common stock

A.	As of December 31, 2017, the Company’s authorized capital was NT$600,000 thousand (US$20,243 thousand), and the paid-in capital was NT$561,990 thousand (US$18,961 thousand) with a par value of NT$10 (in dollars) (US$0.3 (in dollars)) per share. All proceeds from shares issued have been collected.

Movements in the number of the Company’s common shares outstanding are as follows (Unit: thousand shares):

	2016	2017
At January 1	55,620	55,730
Issuance of employee restricted stocks	—	500
Employee stock options exercised	145	—
Cancellation of restricted stocks	(35)	(31)

At December 31	55,730	56,199

B.

To increase the Company’s working capital, the stockholders at their extraordinary stockholders’ meeting on March 10, 2011 adopted a resolution to raise additional cash through private placement with the effective date set on March 25, 2011. The maximum number of shares to be issued through the private placement was 4,711 thousand shares at a subscription price of NT$42.45 (in dollars) per share. The amount of capital raised through the private placement was NT$200,000 thousand which had been registered. Pursuant to the Securities and Exchange Act of the ROC, the common shares raised through the private placement are subject to certain transfer restrictions and cannot be listed on the stock exchange until three years after they have been issued and have applied for retroactive handling of public issuance procedures. Other than these restrictions, the rights and obligations of the common shares raised through the private placement are the same as other issued common shares.

C.	Employee restricted stocks

(a)	The Board of Directors during its meeting on June 18, 2014 adopted a resolution to issue employee restricted stocks (see Note 6(12)) with the effective date set on August 21, 2014 and November 20, 2014, respectively. The subscription price was NT$10 (in dollars) per share. The employee restricted stocks issued are subject to certain restrictions on selling, pledging as collateral, transfer, donation or other methods to dispose before their vesting conditions are met. Other than these restrictions, the rights and obligations of these shares issued are the same as other issued common shares.

(b)	As 9,000 shares of employee restricted stocks granted to certain employees in November 2015 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on February 25, 2016 to buy back the restricted stocks to retire for capital reduction. The registration was completed on April 22, 2016.

(c)	As 14,000 shares of employee restricted stocks granted to certain employees in April 2016 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on May 5, 2016 to buy back the restricted stocks to retire for capital reduction. The registration was completed on July 18, 2016.

(d)	As 12,000 shares of employee restricted stocks granted to certain employees in July and August 2016 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on August 11, 2016 to buy back the restricted stock to retire for capital reduction. The registration was completed on October 11, 2016.

(e)	As 2,000 shares of employee restricted stocks granted to certain employees in March 2017 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on May 11, 2017 to buy back the restricted stock to retire for capital reduction. The registration was completed on June 23, 2017.

(f)	As 15,000 shares of employee restricted stocks granted to certain employees in July and August 2017 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on August 10, 2017 to buy back the restricted stock to retire for capital reduction. The registration was completed on September 7, 2017.

(g)	As 14,000 shares of employee restricted stocks granted to certain employees in September and November 2017 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on November 11, 2017 to buy back the restricted stock to retire for capital reduction. The registration was completed on December 8, 2017.

(h)	The Board of Directors during its meeting on November 1, 2017 adopted a resolution to issue employees restricted stock (see Note 6(12)) with the effective date set on November 16, 2017. The subscription price was NT$10 (in dollars) per share. The restricted stock issued is subject to certain restrictions on selling, pledging as collateral, transfer, donation or other methods to dispose before their vesting conditions are met. Other than these restrictions, the rights and obligations of these shares issued are the same as other issued common shares.

D.	Treasury stocks

(a)	Reason for share repurchase and movements in the number of the Company’s treasury stocks are as follows:

	2016
Reason for reacquisition	January 1	Additions	Disposal	December 31
To be reissued to employees
—Number of shares (in thousands)	276	—	(276)	—

—Carrying amount (NT$000)	$36,893	$—	($36,893)	$—

For the year ended December 31, 2017: None.

(b)	Pursuant to the R.O.C. Securities and Exchange Act, the number of shares repurchased as treasury stocks should not exceed 10% of the number of the Company’s issued and outstanding shares and the amount repurchased should not exceed the sum of retained earnings, paid-in capital in excess of par value and realized capital surplus.

(c)	Pursuant to the R.O.C. Securities and Exchange Act, treasury shares should not be pledged as collateral and is not entitled to dividends before it is reissued.

(d)	Pursuant to the R.O.C. Securities and Exchange Act, treasury shares should be reissued to the employees within three years from the repurchase date and shares not reissued within the three-year period are to be retired.

(15)	Capital surplus

Pursuant to the R.O.C. Company Act, capital reserve arising from paid-in capital in excess of par value on issuance of common stocks and donations can be used to cover accumulated deficit or to issue new stocks or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficit. Further, the R.O.C. Securities and Exchange Act requires that the amount of capital reserve to be capitalized mentioned above should not exceed 10% of the paid-in capital each year. Capital reserve should not be used to cover accumulated deficit unless the legal reserve is insufficient.

(16)	Retained earnings / accumulated deficit

A.	Under the Company’s Articles of Incorporation, the current earnings, if any, shall be distributed in the following order:

(a)	Payment of taxes and duties.

(b)	Cover prior years’ accumulated deficit, if any.

(c)	After deducting items a and b, set aside 10% of the remaining amount as legal reserve.

(d)	Appropriate or reverse special reserve in accordance with the relevant laws and regulations, if necessary;

(e)	After deducting items a to d, the remainder, if any, to be retained or to be appropriated shall be resolved by the shareholders at the shareholders’ meeting.

B.	The Company’s dividend policy is summarized below:

As the Company operates in a volatile business environment and is in the growth stage, the residual dividend policy is adopted taking into consideration the Company’s financial structure, operating results and future expansion plans. According to the dividend policy adopted by the Board of Directors, cash dividends shall account for at least 10% of the total dividends distributed.

C.	Under the R.O.C. Company Act, when the accumulated deficit exceeds 50% of the capital, the directors should convene a meeting of the shareholders and report the situation.

D. (a)	The shareholders during their meetings on June 21, 2016 and May 31, 2017 adopted a resolution to use capital surplus amounting to NT$673,562 thousand and NT$824,662 thousand (US$27,823 thousand) to cover accumulated deficit, respectively.

(b)	The Board of Directors during its meeting on January 19, 2018 has proposed to cover accumulated losses of $874,086 (US$29,490 thousand) with capital reserve, but as of January 19, 2018, the proposal has not yet been resolved by the stockholders.

Information on the above as proposed by the Board of Directors and resolved by the stockholders.

E.	As of December 31, 2017, the Company had an accumulated deficit. Therefore, the earnings distribution information disclosure is not applicable.

F.	For the information relating to employees’ compensation and directors’ and supervisors’ remuneration, please refer to Note 6(22).

(17)	Operating revenue

	Years ended December 31,
	2016	2017
	NT$000	NT$000	US$000
Royalty revenue	$40,571	$49,635	$1,675
Co-development revenue	1,103	—	—

	$41,674	$49,635	$1,675

A.	Co-development revenue is the revenue arising from authorization of co-development generic drugs. The details are as follows:

(a)	The Company signed a new injections/new medicine cooperative development agreement with SciClone Pharmaceuticals International China Holding Ltd. (“SciClone”). Under the agreement, the Company authorized SciClone to sell related products in China, Hong Kong and Macau. The Company recognizes up-front payment revenue during the development stage and also recognizes milestone payment revenue upon each milestone achieved. Once the new drug is launched in the market, the Company will receive a royalty fee based on a fixed amount depending on the amount of net sales revenue achieved, but not to exceed the maximum amount set in the agreement.

(b)	The Company authorized SamChunDang Pharm Co., Ltd. (“SamChumDang”) to sell special generic products in Korea. The Company recognizes up-front payment revenue in installments during the development stage and also recognizes milestone payment revenue upon each milestone achieved. Once the new drug is launched in the market, a royalty fee will be received by the Company, which is equal to a certain amount depending on the sales volume subject to a certain ceiling.

(c)	The Company and Sandoz AG. (“Sandoz”) signed an agreement to sell special generic products in Europe and USA. The Company recognizes up-front payment revenue in installments during the development stage and also recognizes milestone payment revenue upon each milestone achieved. Once the new drug is launched in the market, a royalty fee will be received by the Company, which is equal to an agreed upon percentage of net sales. The Company also recognizes performance-based milestone payment revenue upon entering the local market in Europe and USA, and achieved a certain net sales volume and market position within five years.

B.	The details of royalty revenue are as follows:

(a)	The Company granted TTY Biopharm Company Limited (“TTY”) the exclusive right in Taiwan to produce and promote LIPO-DOX, a medicinal product developed by the Company. Under the agreement, royalty payments are based on 12% of the net product sales.

(b)	The Company authorizes Yung Shin Pharm. Ind. Co., Ltd. (“YSP”) the exclusive right in Taiwan to produce and promote generic drugs. Under the agreement, the Company will receive a royalty payment based on a certain percentage of the net sales.

(18)	Other income and expenses

	Years ended December 31,
	2016	2017
	NT$000	NT$000	US$000
Government subsidy income (Note)	$1,810	$14,206	$479
Others	3,765	6,942	234

	$5,575	$21,148	$713

Note:	The Company has entered into contracts of “A phase IIa trial of lipid-based investigational drug TLC399 in the subjects with macular edema due to retinal vein occlusion in the United States” and “A phase I/II trial of lipid-based, sustained release investigational drug TLC399 for treating macular edema due to retinal vein occlusion” with the Institute for Information Industry in 2017 and 2014, respectively. The Company has accrued government subsidy income in accordance with the progress of the plan. The aforesaid subsidy plan has recognized income of NT$1,810 and NT$14,206 (US$479 thousand) for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2017, the Company has not received the government subsidy of NT$12,529 thousand (US$423 thousand) (shown as “Other receivables”).

(19)	Other gains and losses

	Years ended December 31,
	2016	2017
	NT$000	NT$000	US$000
Net currency exchange gain	$417	$2,632	$89
Gain on disposal of property, plant and equipment	—	20	1

	$417	$2,652	$90

(20)	Finance costs

	Years ended December 31,
	2016	2017
	NT$000	US$000	US$000
Bank borrowings	$2,376	$2,255	$76
Financial lease liabilities	564	1,130	38

	$2,940	$3,385	$114

(21)	Expenses by nature (Recorded in operating expenses)

	Years ended December 31,
	2016	2017
	NT$000	NT$000	US$000
Employee benefit expenses	$346,111	$323,991	$10,931

Depreciation charges	$63,571	$41,926	$1,415

Amortization charges	$11,668	$10,570	$357

(22)	Employee benefit expenses

	Years ended December 31,
	2016	2017
	NT$000	NT$000	US$000
Wages and salaries	$207,591	$225,633	$7,612
Share-based payment compensation costs	100,573	57,149	1,928
Labor and health insurance fees	17,194	19,117	645
Pension costs	9,369	10,245	346
Other personnel expenses	11,384	11,847	400

	$346,111	$323,991	$10,931

According to the Articles of Incorporation of the Company, a ratio of distributable profit of the current year, after covering accumulated deficit, shall be distributed as employees’ compensation and directors’ and supervisors’ remuneration. The ratio shall be 2%~8% for employees’ compensation and shall not be higher than 2% for directors’ and supervisors’ remuneration. As of December 31, 2016 and 2017, the Company had accumulated deficits and did not accrue employees’ compensation and directors’ and supervisors’ remuneration

(23)	Income tax

A.	Components of income tax expense:

	Years ended December 31,
	2016	2017
	NT$000	NT$000	US$000
Current income tax:
Current income tax on profits for the year	$535	$735	$25
Prior year income tax underestimation	117	133	4

Total current income tax	652	868	29
Deferred income tax:
Origination and reversal of temporary differences	(89)	83	3

	$563	$951	$32

B.	Reconciliation between income tax expense and accounting profit:

	Years ended December 31,
	2016	2017
	NT$000	NT$000	US$000
Tax calculated based on profit (loss) before tax and statutory tax rate (Note)	($140,038)	($148,412)	($5,007)
Effect of different tax rates in countries in which the group operates	439	573	19
Tax effect of amounts which are not (taxable) deductible in calculating taxable income	(89)	83	3
Taxable loss not recognized as deferred Tax assets	140,134	148,574	5,012
Prior year income tax underestimation	117	133	5

Income tax expense	$563	$951	$32

Note:	The basis for computing the applicable tax rate is the rate applicable of 17% in the parent company’s country.

C.	Amounts of deferred income tax assets or liabilities as a result of temporary differences are as follows:

	2016
Reason for reacquisition	January 1	Recognized in profit or loss	Recognized in other comprehensive income	Recognized in equity	December 31
	NT$000	NT$000	NT$000	NT$000	NT$000
Temporary differences:
—Deferred tax assets:
Unrealized expenses	$75	$89	$—	$—	$164

	2017
Reason for reacquisition	January 1	Recognized in profit or loss	Recognized in other comprehensive income	Recognized in equity	December 31	December 31
	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
Temporary differences:
—Deferred tax assets:
Unrealized expenses	$164	($83)	$—	$—	$81	$3

D.	Details of investment tax credits and unrecognized deferred tax assets are as follows:

	December 31, 2016
	Unused credits	Unrecognized deferred income tax assets	Final year tax credits are due
	NT$000	NT$000
Qualifying items
Research and development expenditure	$250,099	$250,099	Note
Employees’ development and training	72	72	Note

	December 31, 2017
	Unused credits	Unrecognized deferred income tax assets	Final year tax credits are due
	NT$000	NT$000
Qualifying items
Research and development expenditure	$307,403	$307,403	Note
Employees’ development and training	72	72	Note

	December 31, 2017
	Unused tax credits	Unrecognized deferred income tax assets	Final year tax credits are due
	US$000	US$000
Qualifying items
Research and development expenditure	$10,371	$10,371	Note
Employees’ development and training	2	2	Note

Note:	In accordance with the Ministry of Economic Affairs (MOEA) Jing-Shou-Gong-Zi Letter No. 10020409420 dated June 10, 2011 and Letter No. 10320407210 dated April 3, 2014, the Company was approved as a biotech pharmaceuticals company. Accordingly, the Company and its shareholders are eligible for investment tax credits under the Statute for Development of Biotech New Pharmaceuticals Industry. Relevant investment tax credits can be used to offset against the Company’s income tax within five years from the year in which the Company starts to have income tax payable.

E.	Expiration dates of unused loss carryforward and amounts of unrecognized deductible amounts of the Company are as follows:

	December 31, 2016
Year incurred	Amount filed / assessed	Unused amount	Unrecognized amount (Note)	Expiry year
	NT$000	NT$000	NT$000
2007	$98,714	$98,714	$98,714	2017
2008	200,442	200,442	200,442	2018
2009	136,642	136,642	136,642	2019
2010	196,215	196,215	196,215	2020
2011	212,903	212,903	212,903	2021
2012	187,946	187,946	187,946	2022
2013	407,816	407,816	407,816	2023
2014	639,635	639,635	639,635	2024
2015	655,123	655,123	655,123	2025
2016	812,376	812,376	812,376	2026

	$3,547,812	$3,547,812	$3,547,812

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.

	December 31, 2017
Year incurred	Amount filed / assessed	Unused amount	Unrecognized amount (Note)	Expiry year
	NT$000	NT$000	NT$000
2008	$200,442	$200,442	$200,442	2018
2009	136,642	136,642	136,642	2019
2010	196,215	196,215	196,215	2020
2011	212,903	212,903	212,903	2021
2012	187,946	187,946	187,946	2022
2013	407,816	407,816	407,816	2023
2014	632,283	632,283	632,283	2024
2015	649,799	649,799	649,799	2025
2016	792,388	792,388	792,388	2026
2017	869,479	869,479	869,479	2027

	$4,285,913	$4,285,913	$4,285,913

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.

	December 31, 2017
Year incurred	Amount filed / assessed	Unused amount	Unrecognized amount (Note)	Expiry year
	US$000	US$000	US$000
2008	$6,763	$6,763	$6,763	2018
2009	4,610	4,610	4,610	2019
2010	6,620	6,620	6,620	2020
2011	7,183	7,183	7,183	2021
2012	6,341	6,341	6,341	2022
2013	13,759	13,759	13,759	2023
2014	21,332	21,332	21,332	2024
2015	21,923	21,923	21,923	2025
2016	26,734	26,734	26,734	2026
2017	29,335	29,335	29,335	2027

	$144,600	$144,600	$144,600

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.

F.	Expiration dates of unused loss carryforward and amounts of unrecognized deductible amounts of the U.S. subsidiary, TLC Biopharmaceuticals, Inc., are as follows:

	December 31, 2016
Year incurred	Amount filed / assessed	Unused amount	Unrecognized amount (Note)	Expiry year
	NT$000	NT$000	NT$000
2005	$14,624	$1,240	$1,240	2025
2006	21,355	21,355	21,355	2026
2007	28,149	28,149	28,149	2027
2008	2,067	2,067	2,067	2028

	$66,195	$52,811	$52,811

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.

	December 31, 2017
Year incurred	Amount filed / assessed	Unused amount	Unrecognized amount (Note 1)	Expiry year
	NT$000	NT$000	NT$000
2005	$13,495	$1,144	$1,144	2025
2006	19,706	19,706	19,706	2026
2007	25,975	25,975	25,975	2027
2008	1,907	1,907	1,907	2028

	$61,083	$48,732	$48,732

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.

	December 31, 2017
Year incurred	Amount filed / assessed	Unused amount	Unrecognized amount (Note 1)	Expiry year
	US$000	US$000	US$000
2005	$455	$39	$39	2025
2006	665	665	665	2026
2007	876	876	876	2027
2008	64	64	64	2028

	$2,060	$1,644	$1,644

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.

G.	The amounts of deductible temporary differences that were not recognized as deferred income tax assets are as follows:

	December 31,
	2016	2017
	NT$000	NT$000	US$000
Deductible temporary differences	$103,317	$104,865	$3,538

H.	The Company’s income tax returns through 2015 have been assessed and approved by the Tax Authority.

I.	Unappropriated retained earnings (accumulated deficit):

	December 31,
	2016	2017
	NT$000	NT$000	US$000
Losses incurred in and after 1998	($824,662)	($874,086)	($29,490)

J.	As of December 31, 2016 and 2017, the balance of the imputation tax credit account was NT$0 thousand and NT$0 thousand (US$0 thousand), respectively, and there was no distributable earnings, nor the application of creditable tax rate.

(24)	Loss per share

	Year ended December 31, 2016
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)		Loss per share (in dollars)
	NT$000			NT$
Basic loss per share
Loss attributable to ordinary shareholders of the Company	($824,316)	55,361		($14.89)

Dilutive effect of common stock equivalents:
Employees’ stock options	—	(Note	)

Restricted stocks	—	(Note	)

Diluted loss per share
Loss attributable to ordinary shareholders of the Company plus assumed conversion of all dilutive potential common shares	($824,316)	55,361		($14.89)

	Year ended December 31, 2017
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)		Loss per share (in dollars)
	NT$000			NT$
Basic loss per share
Loss attributable to ordinary shareholders of the Company	($873,962)	55,489		($15.75)

Dilutive effect of common stock equivalents:
Employees’ stock options	—	(Note	)

Restricted stocks	—	(Note	)

Diluted loss per share
Loss attributable to ordinary shareholders of the Company plus assumed conversion of all dilutive potential common shares	($873,962)	55,489		($15.75)

	Year ended December 31, 2017
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)		Loss per share (in dollars)
	US$000			US$
Basic loss per share
Loss attributable to ordinary shareholders of the Company	($29,485)	55,551		($0.53)

Dilutive effect of common stock equivalents:
Employees’ stock options	—	(Note	)

Restricted stocks	—	(Note	)

Diluted loss per share
Loss attributable to ordinary shareholders of the Company plus assumed conversion of all dilutive potential common shares	($29,485)	55,551		($0.53)

Note:	Employee stock options and employee restricted stocks have no dilutive effect for any periods due to the fact that the Company was in loss position for all periods presented.

(25)	Cash flow information

A.	Investing activities with partial cash payments

	Years ended December 31,
	2016	2017
	NT$000	NT$000	US$000
Acquisition of property, plant and equipment (including transfers)	$20,497	$17,237	$582
Add: Opening balance of payables on machinery and equipment	3,826	1,229	41
Ending balance of prepayments for equipment	1,483	923	31
Opening balance of prepayments for equipment being transferred to intangible assets	71	227	8
Less: Ending balance of payables on machinery and equipment	(1,229)	—	—
Opening balance of prepayments for equipment	(71)	(1,483)	(50)
Provisions	(3,150)	—	—

Cash paid	$21,427	$18,133	$612

	Years ended December 31,
	2016	2017
	NT$000	NT$000	US$000
Acquisition of intangible assets (including transfers)	$6,126	$5,933	$200
Add: Opening balance of payable on machinery and equipment	84	1,495	50
Less: Ending balance of payables on machinery and equipment	(1,495)	—	—
Opening balance of prepayments for equipment	(71)	(227)	(8)

Cash paid	$4,644	$7,201	$243

B.	Net debt reconciliation

	As of January 1, 2017	Cash flows	As of December 31, 2017	As of December 31, 2017
	NT$000	NT$000	NT$000	US$000
Long-term borrowings (including the current portions)	$70,050	($3,873)	$66,177	$2,233
Short-term borrowings	46,000	—	46,000	1,552
Finance lease	50,050	1,950	52,000	1,754

Total liabilities from financing activities	$166,100	($1,923)	$164,177	$5,539

7.	RELATED PARTY TRANSACTIONS

(1)	Significant transactions and balances with related parties

1.	The Company’s Chairman provided guarantees for the Company’s long-term and short-term borrowings with Taiwan Cooperative Bank.

2.	The Company’s Chairman and General Manager provided guarantees for the Company’s short-term borrowings with E.SUN Commercial Bank.

3.	The Company’s Chairman provided guarantees for the Company’s government grant from the Institute of Information Industry for one of its product candidates with the Industrial Development Bureau.

As of December 31, 2016 and 2017, details of loans are described in Note 6(7) and 6(9), respectively.

(2)	Key management personnel compensation

	Years ended December 31,
	NT$000	NT$000	US$000
Salaries and other short-term employee benefits	$26,810	$33,072	$1,115
Post-employment benefits	350	432	15
Share-based payments	17,000	8,120	274

	$44,160	$41,624	$1,404

8.	PLEDGED ASSETS

	December 31,
Assets pledged	2016	2017		Pledge purpose
	NT$000	NT$000	US$000
Shown as “Other current assets”
Demand deposits	$1,817	$—	$—	Note 1

Shown as “Property, plant and equipment”
Land	$14,962	$14,962	$505	Note 2
Buildings	24,829	24,172	815	Note 2

	$39,791	$39,134	$1,320

Note 1:	Provided as collateral for government subsidies.

Note 2:	Provided as collateral for loans.

9.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	Contingencies

Under a certain special generic product agreements, the Company is required to have a certain market supply capacity before the launch of the products in the market. Otherwise, the Company is obligated to pay a certain amount as compensation.

(2)	Commitments

A.	Capital expenditures contracted for at the balance sheet date but not yet incurred and are cancelable without cause as follows are as follows:

	December 31,
	2016	2017
	NT$000	NT$000	US$000
Property, plant and equipment	$1,482	$1,781	$60

B.	Operating lease commitments

The Group leases offices with lease terms between 1 and 5 years, and the majority of lease agreements are renewable at the end of the lease terms at market rate. The future aggregate minimum lease payments are as follows:

	December 31,
	2016	2017
	NT$000	NT$000	US$000
Not later than one year	$23,146	$32,999	$1,113
Later than one year but not later than five years	37,510	75,450	2,547

	$60,656	$108,449	$3,660

C.	The Company has outstanding commitments on purchase agreements for the research and manufacturing of medicines which are cancelable without cause as follows:

December 31,
2016	2017
NT$000	NT$000	US$000
$61,920	$31,577	$1,065

D.	The Company has outstanding commitments on research and development which are cancelable without cause as follows:

December 31,
2016	2017
NT$000	NT$000	US$000
$615,362	$478,977	$16,160

E.	The Company has signed a licensing agreement for technology transition with TWI Pharmaceuticals, Inc. with maximum royalty charges of US$5,000 thousand according to the R&D achievement. Once the new drug is launched in the market, the Company will pay a royalty fee based on a certain percentage of the net product sales.

F.	The Company’s subsidiary entered into a synthesis technology of novel camptothecin derivative transfer agreement with Sutter West Bay Hospitals (SWBH, formerly, California Pacific Medical Center). Under the agreement, CPMC charges the Company’s subsidiary a patent usage fee of US$10 thousand per annum, royalty fees up to US$300 thousand according to the R&D achievement and royalty fees to a certain percentage of relevant product sales volume. Through December 31, 2017, the Company’s subsidiary has paid US$100 thousand.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	EVENTS AFTER THE REPORTING PERIOD

1.	Details of the deficit compensation proposed by the Board of Directors on January 19, 2018 are provided in Note 6(16)D(b).

2.	The Board of Directors approved on December 7, 2017 the issuance of common shares within the range of 18,000,000 shares to 20,000,000 shares for cash to sponsor the issuance of American Depositary Receipts. The application of the issuance of new shares has been submitted to and approved by Financial Supervisory Commission R.O.C Taiwan on January 5, 2018.

3.	For the promotion of future commercialization of the Company’s drug products in China, the Board of Directors approved on January 19, 2018 to dispose of 33.4% of the Company’s shares in its subsidiary, TLC Biopharmaceuticals, (H.K.) Limited (TLCHK), to Jixi Biotechnology Partners (Jixi), which is a third-party company. On January 22, 2018, the Company entered into a strategic alliance agreement with Jixi governing the formation of a joint venture between the Company and Jixi. Pursuant to the strategic alliance agreement, at a closing scheduled to occur on February 23, 2018, the Company will sell to Jixi the minority stake in the outstanding ordinary shares of the Company’s wholly-owned subsidiary, TLCHK, for a total purchase price of US$20 million.

12.	OTHERS

(1)	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to improve the Group’s capital structure, the Group may issue new shares or sell assets to reduce debt rate. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt divided by total capital. Total capital is calculated as “Common Stock” as shown in the consolidated balance sheet.

As of December 31, 2016 and 2017, the Group’s gearing ratios are as follows:

	December 31,
	2016	2017
	NT$000	NT$000	US$000
Total debt	$295,364	$275,255	$9,286

Total capital	$557,306	$561,990	$18,961

Debt ratio	53.00%	48.98%	48.98%

(2)	Financial instruments

A.	Fair value information of financial instruments

(a)	The management considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate to their fair values. The fair value of the Group’s short-term financial instruments including cash and cash equivalents, receivables, short-term borrowings, current portion of long-term loans, payables approximated their carrying amount due to their maturities within one year.

(b)	Other financial assets (shown as other current assets) are pledged demand deposits. Their book value is the reasonable basis for fair value estimation under the assumption that the amounts of those financial instruments are expected to be received by the Group at the balance sheet date.

(c)	The fair value of long-term borrowings is based on the present value of their expected cash flows. The effect of discounting is immaterial, thus, the carrying amount is a reasonable basis for fair value estimation.

B.	Financial risk management policies

(a)	The Group’s activities expose the Group to a variety of financial risks: market risk, credit risk, liquidity risk and cash flow interest rate risk. The Group adopts overall risk management program and control system to identify all financial risks and seeks to control and balance potential adverse effects from those aforesaid financial risks.

(b)	The goal of market risk management is to appropriately consider the impacts of economic environment, competition and market value risk, in order to achieve the best risk position, to maintain appropriate liquidity position and to centrally manage all market risks.

(c)	To meet its risk management objectives, the Group’s procedures of hedge focus on market risk and cash flow interest rate risk.
C.	Significant financial risks and degree of financial risks

(a)	Market risk

i.	Foreign exchange risk

(i)	The Group’s businesses involve some non-functional currency operations (the Company’s functional currency: NTD; the subsidiaries’ functional currencies: USD, EUR, HKD, RMB, AUD and JPY). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2016
(Foreign currency: functional currency)	Foreign currency amount	Exchange Rate	Book value
	$000		NT$000
Financial assets Monetary items
USD : NTD	US$576	32.250	$18,576
Non-monetary items
USD : NTD	US$1,387	32.250	44,726
Financial liabilities Monetary items
USD : NTD	US$1,739	32.250	56,083
EUR: NTD	EUR304	33.900	10,306

	December 31, 2017
(Foreign currency: functional currency)	Foreign currency amount	Exchange Rate	Book value	Book value
	$000		NT$000	US$000
Financial assets Monetary items
USD : NTD	US$575	29.760	$17,112	$577
Non-monetary items
USD : NTD	US$1,437	29.760	42,762	1,443
AUD : NTD	AUD1,084	23.705	25,135	848
Financial liabilities Monetary items
USD : NTD	US$741	29.760	22,052	744
AUD : NTD	AUD1,466	23.705	34,752	1,172

(ii)	Analysis of foreign currency market risk arising from significant foreign exchange variation:

	Year ended December 31, 2016
	Sensitivity analysis
(Foreign currency: functional currency)	Extent of variation	Effect on profit or loss	Effect on other comprehensive income
		NT$000	NT$000
Financial assets Monetary items
USD : NTD	1%	$186	$—
Non-monetary items
USD : NTD	1%	—	447
Financial liabilities Monetary items
USD : NTD	1%	561	—
EUR : NTD	1%	103	—

	Year ended December 31, 2017
	Sensitivity analysis
(Foreign currency: functional currency)	Extent of variation	Effect on profit or loss	Effect on profit or loss	Effect on other comprehensive income	Effect on other comprehensive income
		NT$000	US$000	NT$000	US$000
Financial assets Monetary items
USD : NTD	1%	$171	$6	$—	$—
Non-monetary items
USD : NTD	1%	—	—	428	14
AUD : NTD	1%	—	—	251	8
Financial liabilities Monetary items
USD : NTD	1%	221	7	—	—
AUD : NTD	1%	348	12	—	—

(iii)	The unrealized exchange gain (loss) arising from significant foreign exchange variation on the monetary items held by the Group for the years ended December 31, 2016 and 2017 amounted to (NT$461) thousand and NT$329 thousand (US$11 thousand), respectively.

ii.	Interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating interest rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed interest rates expose the Group to fair value interest rate risk. During the years ended December 31, 2016 and 2017, the Group’s borrowings at floating interest rate were denominated in the NT dollars.

At December 31, 2016 and 2017, if interest rates had been 0.2% higher/lower with all other conditions held constant, net loss for the years ended December 31, 2016 and 2017 would have been NT$236 thousand and NT$232 thousand (US$8 thousand) higher/lower, respectively.

(b)	Credit risk

i.

Credit risk refers to the risk of financial loss to the Group arising from default by the clients on the contract obligations. According to the Group’s credit policy, each entity in the Group is responsible for managing and analyzing the credit risk for each of their new costumers before signing the license agreement. Internal risk control assesses the credit quality of the customers, taking into account their financial positions, past experiences and other factors. Credit risk arises from cash and deposits with banks and financial institutions, as well as credit exposures to corporate pharmaceutical companies, including outstanding receivables. For banks and financial institutions, only financial institutions with a good credit rating are accepted.

ii.	The Group’s deposits with banks and credit quality of accounts receivable are provided in Notes 6(1) and 6(2), respectively.

(c)	Liquidity risk

i.	Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group treasury. Group treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs.

ii.	The table below analyzes the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	December 31, 2016
	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 5 years	Over 5 years
	NT$000	NT$000	NT$000	NT$000	NT$000
Short-term borrowings	$46,471	$—	$—	$—	$—
Notes payable	206	—	—	—	—
Other payables	113,589	—	—	—	—
Finance lease liabilities (including current portion)	27,086	24,198	—	—	—
Long-term borrowings (including current portion)	3,142	4,903	5,259	13,051	57,526

	December 31, 2017
	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 5 years	Over 5 years
	NT$000	NT$000	NT$000	NT$000	NT$000
Short-term borrowings	$46,062	$—	$—	$—	$—
Other payables	93,541	—	—	—	—
Finance lease liabilities (including current portion)	48,466	4,008	—	—	—
Long-term borrowings (including current portion)	5,137	6,493	6,430	27,901	33,019

	December 31, 2017
	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 5 years	Over 5 years
	US$000	US$000	US$000	US$000	US$000
Short-term borrowings	$1,554	$—	$—	$—	$—
Other payables	3,156	—	—	—	—
Finance lease liabilities (including current portion)	1,635	135	—	—	—
Long-term borrowings (including current portion)	173	219	217	941	1,114

(3)	Fair value estimation

The Group had no financial instruments measured at fair value, by valuation method, as of December 31, 2016 and 2017.

13.	SEGMENT INFORMATION

(1)	General information

The Group’s major business is research and development for new medicine and operates only in one single industry. The chief operating decision-maker, who allocates resources and assesses performance of the Group as a whole, has identified that the Group has only one reportable operating segment.

(2)	Information about segment profit or loss, assets and liabilities

The Group has only one reportable operating segment, and therefore, the reportable segment information is the same as the financial statements.

(3)	Reconciliation for segment income (loss)

The segment income (loss) reported to the chief operating decision-maker is measured in a manner consistent with that in the statement of comprehensive income. There is no reconciliation because the report provided to the chief operating decision-maker for business decisions has no difference to the segment income (loss) information.

(4)	Information on product and service

Please refer to Note 6(17) for the related information.

(5)	Geographical information

Geographical information for the years ended December 31, 2016 and 2017 is as follows:

	Year ended December 31, 2016		Year ended December 31, 2017		Year ended December 31, 2017
	Revenue	Non-current assets (Note)	Revenue	Non-current assets (Note)	Revenue	Non-current assets (Note)
	NT$000	NT$000	NT$000	NT$000	US$000	US$000
Taiwan	$40,571	$199,916	$49,635	$176,727	$1,675	$5,962
Europe	1,003	—	—	—	—	—
China	—	35	—	23	—	1
Others	100	13,788	—	6,645	—	224

	$41,674	$213,739	$49,635	$183,395	$1,675	$6,187

Note:	Deferred tax assets and refundable deposits are excluded from non-current assets.

(6)	Major customer information

Details of sales to individual customers exceeding 10% of the Group’s revenue for the years ended December 31, 2016 and 2017 are as follows:

	Year ended December 31,
	2016	2017
Customer	Revenue	Revenue	Revenue
	NT$000	NT$000	US$000
A	$34,357	$40,385	$1,363
B	6,214	9,250	312
F	1,003	—	—

                 American Depositary Shares

Representing                  Common Shares

Taiwan Liposome Company, Ltd.

PRELIMINARY PROSPECTUS

Cantor

CITIC CLSA	H.C. Wainwright & Co.	Janney Montgomery Scott	Laidlaw & Company (UK) Ltd.

                    , 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

The registrant maintains liability insurance to insure directors, officers and statutory auditors against certain liabilities arising out of their performance of duties during their tenure. The underwriting agreement the registrant will enter into in connection with the offering of ADSs being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.

Item 7.	Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued by us since December 8, 2014. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Some of the transactions described below involved directors, officers and 5% shareholders and are more fully described under the section titled “Related Party Transactions.”

•	Since November 1, 2014, we have granted options to purchase an aggregate of 3,600,000 common shares with exercise prices ranging from NT$122 to NT$246.50, to 194 employees pursuant to our 2014 Employee Stock Option Issuance and Share Subscription Plan and 2015 Employee Stock Option Issuance and Share Subscription Plan. 2,471,669 of these options remain outstanding.

•	In November 2014, we issued 43,000 shares of restricted stock to 7 employees under our 2014 Regulations on the Issuance of New Employee Restricted Stock (2014 RS Plan) at a price per share of NT$10.

•	In January 2015, we issued 50,436 shares of our common shares at a price per share ranging from NT$28 to NT$117.3 to 27 of our current and former employees pursuant to the exercise of stock options under our 2009 Employee Stock Option Issuance and Share Subscription Plan (2009 Plan) and 2011 Employee Stock Option Issuance and Share Subscription Plan (2011 Plan) for an aggregate purchase price of NT$2,277,590.

•	In April 2015, we issued 74,352 shares of our common shares at a price per share ranging from NT$28 to NT$117.3 to 28 of our current and former employees pursuant to the exercise of stock options under our 2009 Plan and 2011 Plan for an aggregate purchase price of NT$3,104,561.

•	In July 2015, we issued 55,868 shares of our common shares at a price per share ranging from NT$28 to NT$69.9 to 25 of our current and former employees pursuant to the exercise of stock options under our 2009 Plan and 2011 Plan for an aggregate purchase price of NT$2,291,750.

•	In October 2015, we issued 82,049 shares of our common shares at a price per share ranging from NT$35 to NT$69.9 to 27 of our current and former employees pursuant to the exercise of stock options under our 2011 Plan for an aggregate purchase price of NT$3,028,416.

•	In January 2016, we issued 50,653 shares of our common shares at a price per share ranging from NT$35 to NT$69.9 to 18 of our current and former employees pursuant to the exercise of stock options under our 2011 Plan for an aggregate purchase price of NT$2,197,239.

•	In April 2016, we issued 97,234 shares of our common shares at a price per share ranging from NT$35 to NT$117.3 to 27 of our current and former employees pursuant to the exercise of stock options under our 2011 Plan for an aggregate purchase price of NT$4,129,899.

•	In July 2016, we issued 26,698 shares of our common shares at a price per share of NT$35 to 11 of our current and former employees pursuant to the exercise of stock options under our 2011 Plan for an aggregate purchase price of NT$934,430.

•	In October 2016, we issued 15,880 shares of our common shares at a price per share ranging from NT$35 to NT$69.9 to seven of our current employees pursuant to the exercise of stock options under our 2011 Plan for an aggregate purchase price of NT$590,700.

II-1

•	In January 2017, we issued 5,000 shares of our common shares at a price per share from NT$66.9 to NT$117.3 to two of our current employees pursuant to the exercise of stock options under our 2011 Plan for an aggregate purchase price of NT$444,300.

•	In November 2017, we issued 500,000 shares of restricted stock to 32 employees under our 2017 Regulations on the Issuance of New Employee Restricted Stock at a price per share of NT$10.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8.	Exhibits and Financial Statement Schedules

Exhibits

The exhibits to the registration statement are listed in the exhibit index attached hereto and are incorporated by reference herein.

Financial Statement Schedules

None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

Item 9.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1#	Articles of Incorporation of Taiwan Liposome Company, Ltd. (English translation).

4.1*	Form of Deposit Agreement.

4.2*	Form of American Depository Receipt (included in Exhibit 4.1).

5.1*	Opinion of K&L Gates.

10.1#	2013 Employee Stock Option Issuance and Share Subscription Plan of Taiwan Liposome Company, Ltd. (English translation).

10.2#	2014 Employee Stock Option Issuance and Share Subscription Plan of Taiwan Liposome Company, Ltd. (English translation).

10.3#	2015 Employee Stock Option Issuance and Share Subscription Plan of Taiwan Liposome Company, Ltd. (English translation).

10.4#	2014 Regulations on the Issuance of New Employee Restricted Stock (English translation).

10.5#	2017 Regulations on the Issuance of New Employee Restricted Stock (English translation).

10.6#	Lease Agreement by and between Taiwan Liposome Company, Ltd. and Mercuries Life Insurance Company Ltd., dated March 29, 2017 (English translation).

10.7#	Lease Agreement by and between Taiwan Liposome Company, Ltd. and Yi Kuan Technology Company Ltd., dated May 5, 2015 (English translation).

10.8#	Lease Agreement by and between Taiwan Liposome Company, Ltd. and China Life Insurance Co., Ltd., dated December 9, 2014 (English translation).

10.9†	Form of Shareholders’ Agreement by and among TLC Biopharmaceuticals (H.K.) Limited, Taiwan Liposome Company, Ltd. and (Jixi Biotechnology Partners).

10.10†	Form of Commercialization Agreement by and between Taiwan Liposome Company, Ltd. and TLC Biopharmaceuticals (H.K.) Limited.

21.1#	Subsidiaries of the registrant.

23.1*	Consent of independent registered public accounting firm.

23.2*	Consent of K&L Gates LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page to this registration statement).

*	To be filed by amendment.
#	Previously filed.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment that will be separately filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Taipei City, Taiwan, Republic of China on                 , 2018.

TAIWAN LIPOSOME COMPANY, LTD.

By:
Keelung Hong, Ph.D.
Chief Executive Officer and Chairman

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints George Yeh and Nicole Lin, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Keelung Hong, Ph.D.	Chief Executive Officer and Chairman (Principal Executive Officer)	, 2018

Nicole Lin, M.B.A.	Vice President in Finance and Administration (Principal Financial Officer and Principal Accounting Officer)	, 2018

Hong-Jen Chang, M.D. (representing Taiwan Global Biofund)	Director	, 2018

Shieh-Shung Tom Chen, Ph.D.	Director	, 2018

Anupam Dalal, M.D., M.B.A. (representing Burrill Life Sciences Capital Fund III, L.P.).	Director	, 2018

Signature	Title	Date

May Kang, M.B.A	Director	, 2018

Chan Yu Lee (representing Chang Xiang Investment Company, Ltd.)	Director	, 2018

Moun-Rong Lin, M.B.A.	Director	, 2018

Beatrice Liu, Ph.D.	Director	, 2018

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Taiwan Liposome Company, Ltd. has signed this registration statement or amendment thereto on                 , 2018.

TLC Biopharmaceuticals, Inc.

By:
Name: George Yeh
Title: President